

The Estée Lauder Companies Inc. Annual Report 2011

Contents



Executive Chairman’s Letter



William P. Lauder

Dear Fellow Stockholders,

Fiscal 2011 was a tremendous year for The Estée Lauder Companies. Thanks to the efforts of our talented employees and leaders, and guided by the superb management of our President and Chief Executive Officer, Fabrizio Freda, we successfully grew our business, recorded strong sales gains across all of our regions and significantly increased our stockholder value. In fact, we broke many of our historical financial records, demonstrating what can happen when great brands and great people deliver their very best.

Throughout our history, we have been a growth company and this year was no exception. Guided by a strong strategy, we grew share in many key markets and advanced our Strategic Modernization Initiative, an important step forward in ensuring that we are an integrated and successful company. We also continued to exercise financial discipline and produced significant cost savings, a portion of which were re-invested into our areas of greatest opportunity.

One of the ways that we grow is by expanding our portfolio of brands so that we can continue to delight and increase the loyalty of our global consumers.

One of the ways that we grow is by expanding our portfolio of brands so that we can continue to delight and increase the loyalty of our global consumers. When it comes to acquiring new brands, we at The Estée Lauder Companies are highly selective. Last year, we acquired the Hollywood photo studio-inspired brand, Smashbox. I am happy to report that for the last year we have been successfully integrating the brand into our organization and have planned an exciting relaunch to consumers in the fall of 2011. In addition, we recently acquired the fragrance license for the luxury Italian brand, Ermenegildo Zegna, which is one of the fastest growing men's luxury brands in China. We look forward to growing the brand and expanding its global business.

We continued to make great progress across the areas of stakeholder engagement, philanthropy and sustainable innovation. For many years now, I have been personally committed to advancing all of our corporate responsibility initiatives and I am particularly pleased with our most recent accomplishments. In October 2010, we released our most comprehensive Corporate Responsibility Report, highlighting the great efforts of our brands and the important strides we are taking as a company. In the past fiscal year, through our Breast Cancer Awareness Campaign, the employees and brands of The Estée Lauder Companies raised more than $6.5 million globally for the Breast Cancer Research Foundation, the nonprofit organization founded by my mother, Evelyn H. Lauder, to provide critical funding towards preventing and curing breast cancer. In addition, we achieved $1.75 million in savings from energy conservation efforts, increased the recycling of our manufacturing waste by an additional 50 percent and initiated a new company-wide "Green Chemistry Initiative" to measure our progress in reducing our overall environmental impact over the course of our products' life cycles, from sourcing to recycling. We truly believe that what is good for the world is good for our business and we will strive to contribute in positive ways for years to come.

Responsibility to our world and communities is not only reflected in our pursuit to become a better corporate citizen, it is also made evident in the everyday actions of the individuals and teams that make up our workforce. The family values that have been our foundation from the very beginning are reflected in our culture around the world on a daily basis, from employees who came together to support our colleagues in Japan during this year's tragic earthquake to supporting flood victims from the United States to Australia.

In line with our culture and strategy, we continue to focus on the biggest opportunities for our business, while simultaneously ensuring that the reputation we have built over our 60-plus years will continue to set the industry standard for the next 60. I am dedicated to helping lead our Company forward and have spent much of my time this past year traveling the world to meet with employees, industry leaders and consumers. Relationships are critical to who we are and, as Executive Chairman, I am committed to strengthening our relationships with new and existing stakeholders.

I want to give a special thanks to my father, Leonard Lauder, whose expertise and energy continue to be a benchmark of leadership excellence for all of us who work with him. I am also grateful to our Executive Leadership Team for its exceptional management, our Board of Directors for its continued guidance and to my colleague and partner, Fabrizio Freda, for his tremendous efforts in taking our Company to new heights. Of course, I am indebted to our incredible employees who embody the wealth of our Company.

As we continue to expand our business, whether it be in the digital space or in emerging markets, we will live our mission to "bring the best to everyone we touch and be the best in everything we do." This is a very exciting time for us, and I am extremely gratified by the many successes of The Estée Lauder Companies. I extend my deepest thanks to all of you who have helped us achieve extraordinary success and who continue to shape our history—our employees, our consumers, our customers, our suppliers, our communities and our stockholders. I look forward to the many years ahead of us as we continue to earn your trust, your confidence and your pride.

Sincerely,



William P. Lauder

Executive Chairman



President and Chief Executive Officer's Letter

Fabrizio Freda

Dear Fellow Stockholders,

I am pleased to report that fiscal 2011 was another outstanding year for The Estée Lauder Companies. Driven by fantastic momentum across our brands, regions and product categories, we made significant progress against our strategic goals, outperformed the global prestige beauty industry and set many financial records for our Company. Today, we are more than two years into our strategy and by virtually all measures have made tremendous strides. As a result of our success, we are extending our strategy for another year, through fiscal 2014, with even more ambitious goals.

We experienced many outstanding achievements during the past year. First, we grew sales by 13 percent—three times the growth of global prestige beauty. Additionally, we saw double-digit sales increases across our largest product categories of skin care and makeup, as well as in our geographic regions. We had our best year in North America in a decade, achieved prestige beauty leadership in China and became the leader in skin care in travel retail, the fastest-growing category in one of the fastest-growing prestige beauty channels. It is clear our strategy is working, we are executing with excellence and we remain focused on our vision—to be the global leader in prestige beauty: a brand-building powerhouse of unrivaled creativity and innovation.

Fiscal 2011 milestones* include:

- **Record net sales of $8.8 billion**
- **Record gross margin of 78.1%**
- **Operating margin of 13.0%**
- **Record net earnings of $743 million**
- **Record earnings per share of $3.69**
- **Record cash flow from operations of more than $1 billion**

*Before charges associated with restructuring activities

Our strategic journey began in 2009. Since that time, we have stepped forward with confidence and better aligned our organization and infrastructure to support our new corporate strategy. In the process, we reduced non-value-added costs and imposed new financial discipline across the Company. At the same time, we developed the necessary capabilities to improve our competiveness and, today, we are better positioned to manage our business more effectively and allocate our resources to the most promising opportunities.

The qualities that have been central to The Estée Lauder Companies since our beginning shape who we are and inspire us to deliver uncompromising quality and unparalleled service to our consumers.

In fiscal 2011, we updated our strategy to prioritize those opportunities with the biggest potential and, as a result, increased our share in several key product categories and geographic regions. For example, we saw the luxury sector recover significantly and prestige beauty gain against mass in many important countries and categories. Our continued commitment to providing prestige product and service innovations has been paying off.

We recognize that in order to be a truly global company we need to be even more locally relevant. This year, we grew our capabilities to innovate closer to where our consumers live and shop, especially in emerging markets. We opened a larger research and development facility in Shanghai to help us develop breakthrough technologies and products based on the preferences of Chinese consumers. We also expanded our distribution in the most locally relevant channels within each of our geographies. In Brazil, for instance, M·A·C expanded its distribution by increasing the number of its freestanding stores.

We enhanced our capabilities within the digital space to take advantage of this increasingly important communications area. One of the ways we did this was by leveraging game-changing technologies, such as mobile applications and social media platforms, to allow our brands to connect with consumers in new and interactive ways. Since the digital universe is fundamentally changing how consumers research and buy beauty products, we will continue investing in ways to evolve our digital capabilities.

Another exciting opportunity is the travel retail channel, where in fiscal 2011 we were one of the fastest-growing beauty companies. As airports continue to become more vibrant shopping destinations, we are creating innovative new products and services that will help us fully leverage this important channel. However, we recognize the potential volatility and risks associated with the travel retail business, which can change in an instant due to events beyond our control, so we will manage our expectations accordingly.

By staying focused and disciplined, we will continue moving forward on the path toward a very promising future.

The qualities that have been central to The Estée Lauder Companies since our beginning shape who we are and inspire us to deliver uncompromising quality and unparalleled service to our consumers. One such strength is our innate creativity. Today, we are focusing on fewer, but more impactful product launches. We are supporting these launches with an effective mix of pull-push marketing efforts, combining television, print and digital activities to attract consumers to our counters, stores and websites and then treating them with our High-Touch services. This year, we utilized our improved marketing techniques to support several of our breakthrough product launches—Estée Lauder's Advanced Night Repair Synchronized Recovery Eye Complex, Clinique's Repairwear Laser Focus, Origins' Plantscription and La Mer's The Radiant Serum—all of which benefited and contributed significantly to our growth.

Our outstanding results this year reinforce that our strategy is working. I want to express my sincerest thanks to our Board of Directors for its sage guidance and ongoing support. I also extend my appreciation to our retailers, consumers and you, our stockholders, for your partnership and passion for our products and unique High-Touch service approach.

Naturally, strong results are only possible when outstanding people unite and deliver their best—together. I want to express my sincerest thanks to William Lauder and Leonard Lauder for their partnership and guidance, and for building a Company of such great people. I am also honored to have at the helm of our Company, alongside the Lauder family, a talented management team whose strategic focus and discipline has been crucial to our success. Their efforts on a day-to-day basis have kept our global workforce motivated and on course. I extend my deep appreciation to our employees around the globe, as they are truly what make our Company extraordinary.

As we start fiscal 2012, there is a significant amount of economic uncertainty in many parts of the world. Recent volatility may make it harder to predict both the full recovery of prestige beauty growth, as well as how global consumer confidence, demand and spending will be impacted. However, our fundamentals are solid, our business strategies are designed to strengthen the Company over the long-term and we believe we are well positioned to manage our business more effectively and efficiently. We are energized by our momentum and are committed to refining our strategy as needed to continue to capture the biggest opportunities that will sustain us for the years to come. I am confident that by staying focused and disciplined, we will continue moving forward on the path toward a very promising future of sustained profitable growth.

Sincerely,



Fabrizio Freda

President and Chief Executive Officer



Estée Lauder's global spokesmodels from left to right:
Hilary Rhoda, Constance Jablonski, Liu Wen, Joan Smalls



To better communicate with consumers everywhere, Estée Lauder introduced new international faces as part of a global campaign based on Mrs. Estée Lauder's philosophy that "Every Woman Can Be Beautiful."

Driving Our Momentum

Today, our vision to be the global leader in prestige beauty remains focused, and we are pleased to report on the incredible momentum we have set into motion.

Fiscal 2011 was an outstanding year for The Estée Lauder Companies. We made excellent progress against our strategic objectives, profitably grew many of our brands and product categories and achieved strong sales gains. We continued to reduce operational costs and successfully rolled out new phases of our Strategic Modernization Initiative. As a result of our combined activities, many of our financial metrics again reached all-time highs.

Two years ago, we set out to create a new chapter in our history, committing to an approach of thoughtful change, while preserving our cultural uniqueness. We began to realign our organization and infrastructure to fit our new strategy and developed new capabilities to increase our competitiveness for the long term. We assessed the landscape of our business, our products and our consumers to determine where our greatest opportunities lie. We identified our strengths and where improvements could be made, and developed key strategic objectives. Since then, the results we have seen confirm that our strategy is working. Today, we remain focused on our vision and are pleased to report that we are the number one prestige skin care, makeup and fragrance player in the world.


WONDER WOMAN
MAC

EXECUTING OUR GLOBAL STRATEGY IN AN EVOLVING MARKETPLACE

This year, several global themes have created new dynamics in the marketplace and redefined the competitive landscape for the beauty industry. In particular, the return of the luxury consumer and the generation of new wealth in emerging markets, especially China, have produced new areas for sustainable long-term growth. At the same time, technology has revolutionized the way that prestige brands are communicating and relating to their consumers. Thanks to the strategic decisions we made over the past few years, our Company was well positioned to take advantage of these opportunities and we continue to build the necessary capabilities to sustain our leadership.

In fiscal 2011, we expanded our High-Touch services to address returning luxury shoppers' new definition of value. High-Touch has always been about providing the consumer with what she wants, and when and how she wants it. This level of personalization and service allows us to exceed luxury consumers' increased expectations of value and this is one of the key contributors to our strong sales growth. Another global trend we saw was the growing concern for skin care. To address this, we delivered exciting innovations in this product category, such as Clinique's Repairwear Laser Focus, Origins' Plantscription, Darphin's Mela-perfect Anti-Dark Spots Perfecting Treatment and La Mer's The Radiant Serum, which we discuss in further detail in this report.

LEFT: A M·A·C Cosmetics Makeup Artist at Wonder Woman Press Event, NYC

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Knowing how to translate our heritage into the very best personalized services has been at the heart of our business since our founding.

Today, we have become increasingly skilled at tapping into emerging trends early and translating them into opportunities for sustainable, increased long-term profit. At the center of our strategy has always been our ability to anticipate what our consumers want, today and tomorrow. With this strategy in place, we believe we will be able to continue to exceed our consumers' expectations for many years to come.

MAXIMIZING RETAIL

Across the world, we have been working closely with our retailers to excite and delight consumers and to strengthen the department store channel and our business. In fiscal 2011, this was especially true in North America, where we had our best year in a decade. One of the ways we did this was by creating highly innovative products, backed by a more effective advertising mix, which increased department store traffic. Once our consumers came to the store, we leveraged our signature High-Touch experiences that personalize product selection, educate consumers, create emotional connections and foster brand loyalty. In many instances, we enhanced our merchandising and created compelling new counter designs to further

LEFT: Consumers around the world can learn to be their own makeup artist with individualized service from any one of Bobbi Brown's Makeup Lessons increase store traffic and drive sales. In the United States, specifically, we are pleased to report that our efforts have paid off, both for our business and for the department stores.

We have also expanded our business in one of the fastest-growing retail channels—multi-brand beauty retailers. For example, Bumble and bumble launched in a total of 298 Sephora doors across the United States. Working closely with each Sephora location, the brand created unique education plans to ensure consumers receive the best possible personalized educational experience with its products. In addition, consumers are able to quickly and easily receive product tips and access Bumble and bumble network salons through in-store, interactive touch screens. At the same time, local network salons have partnered on numerous occasions to create in-store styling events at local Sephora locations allowing more opportunities for consumers to engage and interact with the brand across its channels. Leveraging our success in the United States, we are looking at new opportunities to increase our distribution at Sephora stores in China to help us meet the needs of local consumers and build brand equity with locally relevant products.

RIGHT: Aveda's Sun Care visual




ORIGINS
Plantscription™
Anti-aging eye treatment
ORIGINS
Plantscription™
Anti-aging serum

Establishing market-oriented research and development at the heart of where our most demanding consumers live is a key piece of our strategy.

In Europe, we improved our High-Touch services in independent pharmacies, which represent the primary distribution channel for brands like Darphin. As a result of more innovative merchandising, navigation systems and increased signage that highlight the brand's best sellers, Darphin is succeeding in increasing brand loyalty. We are adapting similar strategies elsewhere in our portfolio.

EXPANDING IN EMERGING MARKETS

We are quickly becoming a significant player in the emerging markets that represent an exciting part of the future growth of prestige beauty. We experienced outstanding growth in these areas in fiscal 2011, most notably in China, Russia and Brazil. With emerging markets expected to grow to almost 30 percent of the global beauty business over the next three years, we are confident that our momentum will continue to accelerate. Though each market has its own unique challenges, we view these challenges as opportunities to build our brands and win with new consumers. Today, we are proud that our progress in each of these countries has exceeded our expectations.

China is one of the fastest-growing beauty markets in the world, where today 11 of our brands are sold in 38 cities through department stores, freestanding stores and multi-brand retailers. It is also the home country of countless travelers and those of Chinese descent who live in other countries around the world. Chinese consumers are particularly sophisticated when it comes to skin care and, as their

LEFT: Origins Plantscription Anti-Aging serum with the powerful plant ingredient, Anogeissus wealth increases, they are becoming more attracted to Western brands, especially luxury brands. We have been building the necessary infrastructure to develop China as a second home market. An early example of this was the opening of our new Innovation Center in Shanghai. This exciting new Innovation Center expands the Company's existing research capabilities, reinforcing its strong commitment to local consumers by developing products tailored to the specific needs of Chinese and Asian skin.

While all of the brands that we sell in China are doing well, we are especially pleased with the progress of the Estée Lauder and La Mer brands. Estée Lauder became the number one prestige brand in its distribution in China in fiscal 2011, growing faster than total prestige beauty. La Mer gained additional traction by selectively expanding its distribution via the launch of its Chinese e-commerce site and opening in new doors. In fact, in fiscal 2011, the La Mer brand increased its sales by 55 percent in China.

In Russia, prestige beauty growth is led by the fragrance category, an area where we have historically been strong. By honing in on this fact and promoting our fragrance brands, we have been accelerating growth at a steady pace above the country's overall prestige beauty market. We also have been strengthening our infrastructure and talent organization so we will be better positioned to take advantage of the growing opportunities in this market.

RIGHT: GoodSkin Labs Exten-10™ Instant Youth Boosting Moisturizer
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We recognize that across the world, beauty ideals and physiological skin needs differ.

We are also focused on building momentum in Brazil, which currently represents the third-largest beauty market in the world. Consumers in Brazil have a strong appreciation for beauty and spend a significant part of their income on beauty and personal care products, particularly makeup, fragrance and hair care. This year, we began unlocking greater market opportunities by increasing the penetration of two of our biggest brands, Clinique and M·A·C, which are leaders in Brazil's nascent prestige beauty industry.

Many Brazilian consumers have developed an affinity for our brands during their travels abroad. We realize that a big challenge for us is that when they return to their home market there is a lack of traditional prestige distribution channels for them to purchase the products they fell in love with. To help raise brand awareness and engage Brazilian consumers, we have opened new freestanding stores and are starting e-commerce in this market. Additionally, we are creating locally relevant brand activities and product launches. An excellent example of this was the global press launch of M·A·C's new Semi Precious Colour Collection. Inspired by the Brazilian landscape and the beauty and diversity of its culture, the collection featured the Brazilian-mined semiprecious stones of Bronzite, Black Tourmaline, Pyrite and Lepidolite to the Mineralize product mix. Through exciting launch activities for editors and dynamic presentations demonstrating the cultural significance of the stones, M·A·C drove media awareness for the new collection, while creating a larger halo effect for the overall brand in Brazil. In addition to the launch, M·A·C opened new freestanding stores in the country and experienced double-digit sales increases in fiscal 2011.

In addition to China, Russia and Brazil, we are continuing our efforts in a number of other key emerging markets that exhibit the most significant potential for our business, namely the Middle East, Turkey, Eastern Europe, South Africa and other areas in Latin America. Despite the year's turmoil in the Middle East, our sales



there rose more than 30 percent as we rolled out more locally relevant products and services. In Latin America, we improved our organizational capabilities, expanded distribution and opened many new stores that have contributed greatly to the momentum of our business. In South Africa, we focused on improving our consumer insight capabilities and marketing strategies to successfully gain share. For example, we concentrated on better understanding the skin tone needs of our widely diverse consumer base there and subsequently launched a successful extended color line as part of the Clinique Even Better Makeup offering.

Clinique Star Tour, Malaysia


Bumble and bumble.
Bb.

BECOMING MORE LOCALLY RELEVANT

Beauty ideals and physiological skin needs differ across the world. We recognize that to be successful on a global scale we must adapt our products and services to address the needs and desires of our consumers in each of our regional markets. To accomplish this, we are increasing our ability to understand the concerns and preferences of local consumers so we can develop innovative and locally relevant products. We are also changing the way we communicate with consumers in order to become more culturally inclusive. This includes, but is not limited to, translating many of our e-commerce sites into local languages.

Examples of our efforts can be seen across our brand portfolio. The Jo Malone brand worked with its local teams to create Cologne Intense and Sakura Cherry Blossom, limited-edition fragrances tailored to our Middle Eastern and Japanese consumers, respectively. Following successful launches in these local markets, the brand introduced Cologne Intense in the United Kingdom and the United States, where its introduction resulted in almost immediate sell-through.

To better communicate with consumers globally, the Estée Lauder brand introduced three new international faces as part of a global campaign based on Mrs. Estée Lauder's belief that, "Every Woman Can Be Beautiful."

LEFT: Bumble and bumble's first U.S. national ad campaign features Jimmy Paul, Bb.Editorial Stylist, using Bb.Texture hair(un)dressing creme


EAU DE PREP
TOMMY
TOMMY HILFIGER
EAU DE PREP
TOMMY GIRL
EAU DE PREP
TOMMY

Constance Jablonski from France, Liu Wen from China and Joan Smalls from Puerto Rico joined Hilary Rhoda and Carolyn Murphy from the United States and Elizabeth Hurley from the United Kingdom as spokesmodels, representing the brand's diverse and growing consumer base. The global message and powerful iconography signify a leap forward for prestige beauty in terms of how modern and global beauty is defined and communicated. Already, the message is resonating well with consumers. The launch of Estée Lauder's Idealist Even Skintone Illuminator, which features the new models in television, digital and print campaigns, is driving new, younger and more ethnically diverse consumers to the brand's counters.

This year, Bobbi Brown extended the success of its Pretty Powerful campaign to a number of international markets, including China and the Middle East. The localized campaign celebrates women everywhere and successfully harnesses the power of social media, inviting fans to participate in "pretty powerful" makeovers and other unique brand-centric activities in their particular part of the world. Pretty Powerful's impressive

LEFT: Tommy Hilfiger Eau de Prep fragrance ad
RIGHT: Darphin Melaperfect Anti-Dark Spots Perfecting Treatment



DARPHIN
PARIS
MELAPERFECT
BASE ANTI-TACHES
HARMONISANTE
ANTI-DARK SPOTS
PERFECTING TREATMENT


CLINIQUE
repairwear
laser focus
wrinkle &
photo damage
corrector
concentré
correcteur ride et
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creative assets and communications, which use real women from a variety of backgrounds, perfectly capture the beauty of women everywhere.

Every day we are becoming more attuned to cultural differences in order to inspire our innovation and communications. We strive to resonate with consumers wherever they live and we are committed to adjusting our innovation and services accordingly.

Clinique Repairwear Laser Focus Wrinkle & Photo Damage Corrector

The Estée Lauder Companies is the leader in skin care in travel retail, one of the fastest-growing prestige beauty channels.

TRANSFORMING TRAVEL RETAIL

Travel retail represents one of the biggest global growth opportunities for prestige beauty. What was once simply referred to as "duty free," travel retail has evolved into a critical equity-building channel that addresses travelers as a unique consumer segment. Historically, sales growth in this channel was more closely aligned with the ebb and flow of passenger traffic. While this is still an important factor, the rapid development of new and improved airports has allowed retailers and brands to improve point of sale imagery and service to convert travelers into shoppers and purchasers. In addition, the rapid growth in the number of Chinese travelers has created a shift in this channel toward skin care, a strategic priority for our Company.

It is estimated that 30 to 40 percent of the one billion international travelers today browse in travel retail stores, but only about 10 to 15 percent of total potential consumers actually make purchases. To better capture the attention of these travelers, we launched new product innovations that were supported by improved High-Touch services and entertainment in airports and railway stations. We augmented these efforts with compelling communications that traveling consumers can now experience throughout their entire journey.



Ad for Estée Lauder's Pleasures Bloom fragrance



Estée Lauder
pleasures
Estée Lauder
pleasures
bloom

Travel retail also plays an important role in supporting many of our global product launches and driving global sales. Working closely with our regional brand teams around the world, our travel retail team leveraged two of our highest profile global launches—Clinique's Even Better Clinical Dark Spot Corrector and Estée Lauder's Advanced Night Repair Synchronized Eye Complex—to increase local market sales. To take full advantage of these important product launches and increase our penetration and conversion rates, our travel retail team expanded advertising to include both online and offline promotion inside and outside of the airport. This particular tactic is being used to help promote several of our other brands in international markets as we treat the consumer's travel journey as a whole experience, and not just an opportunity to interact with them during the time they are in the airport. For example, by placing online advertisements on the websites where travelers search for and book their travel, and by providing personalized, interactive, multi-lingual digital learning tools within the

Ojon's newly re-launched website, www.ojon.com


smashbox
smashbox
CREATED.
TESTED.
PHOTOGRAPHED.
PHOTO FINISH

airport store environment, we are successfully engaging our consumers throughout their entire journey. As a result, The Estée Lauder Companies is gaining market share in the travel retail channel in every region around the world.

We are developing innovative new products and exclusive offerings for the traveling consumer. One of the best examples of this in fiscal 2011 was the launch of blemish balm ("BB") creams, which moisturize, enhance the skin's luminosity, reduce the appearance of dark spots and lines and soothe blemishes and redness. After carefully analyzing the desires of our most demanding consumers, several of our brands recognized the potential to bring one of the most sought-after products in Asia to the prestige channels where we sell. In travel retail, our brands became the first in prestige to launch this product. Bobbi Brown, for example, produced a tinted BB cream in three shades, the first of its kind within the

Smashbox national ad campaign, photographed by Terry Richardson


Jo Malone
London
Pomegranate
Noir
Cologne

sub-category. This cream resonated so well with the traveling consumer that it exceeded initial projections by 300 percent. The momentum in this channel greatly influenced the success of its subsequent launch in local Asian markets.

Going forward, there is a tremendous opportunity to anticipate the beauty needs of our traveling consumers and we continuously monitor up-and-coming trends and evaluate their potential in this important channel.

WINNING IN DIGITAL

E-commerce is not only one of the fastest-growing channels globally, but it is also one of the most complex. For some time, e-commerce mimicked the stand-alone storefront shopping experience—providing virtual equivalents through which consumers entered, purchased and exited the store just as they would in the physical world. Today, consumers are "living" online, blurring the lines between e-commerce, digital marketing and social media and forcing a sea change in how our brands interact with them. This new digital world is becoming a key source of competitive advantage, fundamentally changing how consumers perceive, select, try and purchase beauty products. Just as there is an increased opportunity for brands to use the digital world as a platform for building brand equity and awareness, there is also a greater expectation from consumers for brands to communicate with them transparently, authentically and in real time. In response to these new conditions, we evolved our e-commerce strategy to encompass e-commerce, m-commerce, digital marketing and social media as part of a multidimensional, full-picture digital strategy.

LEFT: Jo Malone Pomegranate Noir Cologne



We looked at the myriad ways we are, and can be, connecting with consumers online. First, we examined where our consumers are "living" online, what they are saying, how they are purchasing and repurchasing our products, and how they are interacting with our brands. Based on these insights, we increased our investments in digital marketing and social media activities designed to build brand equity and consumer engagement. Our Ojon brand provides a good example of how this is working. This year, the brand used its online platform to communicate its updated positioning and creative direction, and its efforts are resonating with consumers. The brand's new e-commerce site incorporates a variety of narratives using exotic, sensual visuals and copy at every consumer touch-point. Expert advice, styling tips and trends are offered throughout the site to engage consumers and deliver an optimal online High-Touch experience.

Second, we took a step back to assess the entirety of the consumer journey and recognized new opportunities to unite online and offline services. For instance, to support the U.S. launch of Bumble

Estée Lauder Pure Color Lipstick

Our brands have 67 Facebook pages across 27 countries with over 5 million fans.

and bumble's new product line, Bb.Texture, the brand integrated its first national advertising campaign with an innovative digital campaign comprised of fan-oriented social media activities, online tools, such as a "Salon Finder" to drive consumers from its e-commerce site to a network salon and a dedicated microsite called takeontexture.com. The microsite told the full story of Bb.Texture and included four short films showcasing "Friends of Bumble" with tours of their "textured lives." The site also featured the latest news on the trend-setting textured look created by the brand for the fashion runways this past spring season. The combination of insider news, how-to styling tips and interactive photo sharing tools lifted the brand's awareness and contributed to the success of Bumble and bumble's newest product. As a result of these undertakings, Bb.Texture became the brand's top-selling product in its first month.

Another example of how this approach is working successfully was the launch of Origins' new nature-based, anti-aging serum, Plantscription, whose visible wrinkle-reducing results closely rival a leading anti-wrinkle prescription. The product launch of Plantscription leveraged the brand's strong positioning—Powered by Nature. Proven by Science—while highlighting its innovative plant-derived technology to target those consumers wanting natural and high performance skin care in one product. In North America, the brand tapped into its existing Facebook community to offer samples and leveraged its High-Touch mini-facial program to test the product in its freestanding stores, providing consumers with a personalized Plantscription service. As a result of these orchestrated strategies, Origins experienced a tremendous awareness and sales lift, along with a significant increase in Facebook fans and store traffic.

Third, we found new ways to improve our digital High-Touch services and expand in the most promising digital channels for distributing our products and engaging consumers, including experimenting with our m-commerce business. Clinique's "Forecast" mobile app, for example, provides weather information geo-targeted to a consumer's location. Available in six major languages, the application provides expert skin care tips related to weather conditions with a built-in store finder to drive users to one of the brand's counters.

RIGHT: Tom Ford Neroli Portofino



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LASH CURLING MASCARA

We invented High-Touch and it is the essence of all that we do.

As a result of these combined activities, our revitalized digital strategy has been a key driver of product sales online; our e-commerce sales rose over 28 percent globally in fiscal 2011. With 80 percent of media expected to be digital in 10 years, we believe we are well positioned to ensure our position at the digital forefront by continuously evolving our e-commerce, m-commerce, online and mobile marketing and social networking strategies.

EVOLVING "HIGH-TOUCH"

An integral component of our strategy has been to strengthen our connection with consumers through our improved High-Touch service model. As we recognize that High-Touch is the key differentiator of our Company, we are constantly creating new ways to take our outstanding services, expert education and deeply personal customization to the next level across all channels.

In Fiscal 2011, we continued to make significant improvements in our department store business. Our Estée Lauder brand, for example, opened its Beautiful Skin Studios in several key U.S. department stores. The

LEFT: Flirt! Mascara Bar in-store visual


3G
9:41 AM
CLINIQUE
Kuala Lumpur, Malaysia
Mostly sunny
Hi: 50 / Lo: 30
35°c
UV Index
Humidity
Air Pollution
UV Index
2
Low
Humidity: 50%
Air Pollution Index:
Moderate
Current
36-Hour
3-Day
Weather
Featured
News
Find a Store
Setting

concept features special lighting to help consumers get the right skin care and foundation fit, which is one of the most important elements of the prestige beauty shopping experience.

Additionally, many of our brands revitalized their counter displays, from incorporating interactive touch-screen tools to creating merchandising towers that showcase their best-selling products. Clinique improved upon its tremendously successful customizable service counters by adding new "Top 10" towers to showcase the brand's most popular, best-selling products. The brand also incorporated digital tools to enhance its consumers' High-Touch shopping experience. It became the first cosmetics brand to

Clinique Forecast mobile app

Our revitalized digital strategy has been a key driver of our product sales online and we increased our e-commerce sales by over 28%.

Origins China core site homepage featuring the award-winning Make a Difference™ collection


COACH
EST. 1941
Poppy Flower
a new fragrance from Coach
COACH
EST. 1941
COACH
EST. 1941
COACH
EST. 1941

We are fully maximizing the greatest potential of each of our launches to grow our competitive marketing advantage worldwide.

launch the Apple iPad® in-store, enabling consumers to conduct personalized skin care assessments and explore more than 180,000 possible product combinations.

Flirt! re-evaluated the way its consumers interact with one of its largest sub-categories—mascara—and learned that choosing mascara can be a relatively complicated process for consumers. To simplify the decision-making process and deliver a more personalized fit to the consumer when purchasing mascara, the brand created an exciting new in-store service experience called the "Mascara Bar." In Russia, where the Mascara Bar has received outstanding retail marketing attention, the brand outperformed several of the leading prestige beauty brands in the sub-category.

In other channels, we made strategic investments to ensure that our consumers are receiving the same High-Touch experience they have come to expect from our brands, whether they are shopping in a store, on the web, on a mobile phone, in a high-end salon, at the airport, or even while flying. We use innovative ways to provide a highly customized consumer experience that incorporates our own unique brand of storytelling. Whether through Bumble and bumble's interactive touch screens in its U.S. Sephora

LEFT: Ad for Poppy Flower, a new fragrance from Coach

installations, or the creation of unique brand apps and "screen-to-screen" promotional activities, we are connecting in more ways with consumers while maintaining the quality of our execution and the equity of our brands. Of course, none of this would be achievable without our historic strengths of creativity and innovation.

CREATIVITY AND INNOVATION

Our entrepreneurial talents have always been a key strength. They enable us to translate insights into innovations and design products and services that capture the imagination of consumers and create excitement in the marketplace. We leverage new technology and unrivaled creativity to capture and generate market opportunities for all of our brands. Our results this year confirm that we have a winning formula.

In skin care and makeup, we accelerated the growth of our biggest brands via a number of initiatives. We developed and marketed some of the best-selling products in our history, such as Clinique's Even Better Clinical Dark Spot Corrector, while also introducing category breakthroughs, such as Clinique's Chubby Stick Moisturizing Lip Colour Balm and Bottom Lash Mascara. We invested in new talent and tools to better understand what our consumers want and are working on innovative solutions to exceed their expectations.

Darphin's Melaperfect Anti-Dark Spots Perfecting Treatment was one of many powerful examples of how we can satisfy our consumers' desires by delivering breakthrough innovations. Understanding that youthful and smooth skin is an important concern for European women—the largest consumer group for Darphin—

RIGHT: Lab Series Max LS new anti-age system ad

LAB SERIES
MAX LS

THE PROVEN ANTI-AGE SYSTEM ENGINEERED FOR MEN TO KEEP SKIN LOOKING YOUNGER LONGER



88%
SAW LIFTING AND TIGHTENING IN THE EYE AREA*
LAB SERIES
LAB SERIES
MAX LS
AGE-LESS
FACE CREAM
Crème Visage
Anti-Âge

88%
SAW SMOOTH AND RENEWED SKIN*

90%
SAW REDUCTION IN THE LOOK OF LINES AND WRINKLES*

CONSUMER RATED**
★★★★☆

MAX LS AGE-LESS FACE CREAM, MAX LS OVERNIGHT RENEWAL SERUM and **MAX LS INSTANT EYE LIFT** together create the ultimate anti-aging, Sirtuin-inspired skincare system with proven results.

* Consumer testing after 4 weeks. ** Consumer rated at labseries.com as of 3/31/11.

HIGH TECH. HIGH PERFORMANCE. SKINCARE FOR MEN. ONLY.

LAB SERIES
SKINCARE FOR MEN


Our Top Ten
all about eyes
$28.50
1
2
even better clinical
dark spot corrector
$49.50
3
repairwear laser focus
wrinkle &
UV damage corrector
$44.50
5
clinique happy
perfume spray
$39.50
7
take the day off
makeup remover
$17.50
9
10

The Top 10 towers are a unique way of leveraging product recommendations for both new and loyal shoppers alike.

was a determining factor in the innovation and subsequent launch strategy for the product. Showcasing a "problem-solution" pharmaceutical-like approach was an important selling point for Darphin's consumers and since its launch, Melaperfect has become a best-selling product for the brand.

Fiscal 2011 was also an exceptional year for creativity at The Estée Lauder Companies. M·A·C extended its creative leadership in makeup through inspiration from the DC Comics heroine, Wonder Woman.* Armed with a golden lasso, golden cuffs and an invisible jet, M·A·C produced its largest collaboration ever—the Wonder Woman spring color collection. The global launch of the collection, which was highlighted by vibrant pop-art packaging, a specially designed logo and supersized versions of some of the brand's most popular products, included the opening of a pop-up store and multiple in-store appearances by larger-than-life superhero "Glamazons." From the shelves of its freestanding stores in Brazil to its travel retail environments across the world, the collection sold out quickly.

A great advancement in skin care was GoodSkin Labs' newest hit, Exten-10™ Instant Youth Boosting Moisturizer SPF 15. This exciting product is the result of our new product innovation model that aims to discover which of tomorrow's technologies is best-suited to deliver solutions for our consumers'

LEFT: Clinique Top 10 tower

biggest concerns today. Over the past few years, our BeautyBank division, whose mission is to uncover the potential for new ideas to become new brands, took GoodSkin Labs' one-product wonder, Tri-Aktiline, and built it into a multi-faceted, global brand. Exten-10™—which helps restore skin's youthful appearance and is the brand's best-selling moisturizer to date—is but one of its latest innovations.

MAKING PROGRESS WITH OUR "TURNAROUND" BRANDS

We recognize where there is room for improvement and take action to deliver results. We continue to work hard to advance our turnaround brands by focusing each on only its most promising categories, channels and markets. An example of this is the tremendous progress made by our Aramis and Designer Fragrances (ADF) division this year. Comprised of nine distinctive brands, ADF makes up approximately 40 percent of our Company's fragrance business. In recent years, the global fragrance category has been in a slow decline, affecting many fragrance businesses, including ours. Recognizing the need for change, ADF took on the challenge of revitalizing its business model. It significantly reduced its cost of goods and reinvented its product development processes. Importantly, ADF addressed the complexity of its brand portfolio to maximize the impact of its biggest opportunities. It focused on prioritizing by region and strategically boosting the support of its classic brands, such as the Donna Karan franchise, while decreasing the number of new product launches. ADF expanded its distribution of the Coach Signature fragrance into U.S. department stores while successfully introducing Coach Poppy. As a result of ADF's evolution, the division achieved profitable growth with Coach Poppy as a strong driver of retail sales in our U.S. fragrance category. DKNY BeDelicious increased its rank globally, supported by strong "pull" strategies, a better mix

RIGHT: With a little knowledge, the right makeup and great tools, Bobbi Brown believes every woman can be her prettiest, most confident self


BOBBI BROWN
BOBBI BROWN
BOBBI BROWN
BOBBI BROWN




adds medium hold and definition while fortifying fine to medium hair
donne une tenue moyenne et de la netteté tout en fortifiant les cheveux fins à moyens
8.5 fl oz/oz liq/250 ml ℮





AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
be curly
SHAMPOO
with wheat protein
SHAMPOOING
à la protéine de blé
8.5 fl oz/oz liq/250 ml ℮

AVEDA
brilliant
SPRAY-ON SHINE
with vitamin E
NUAGE D'ÉCLAT
aux vitamines E
adds shine, tames frizz and flyaways for all hair types
3.4 fl oz/oz liq/100 ml ℮

AVEDA
damage remedy
RESTRUCTURING SHAMPOO
SHAMPOOING RESTRUCTURANT
8.5 fl oz/oz liq/250 ml ℮

AVEDA
rosemary mint
SHAMPOO
SHAMPOOING
8.5 fl oz/oz liq/250 ml ℮





8.5 fl oz/oz liq/250 ml ℮
invigorating to hair and senses
le tonique des cheveux et des sens

restores moisture and helps repair damage
réhydrate et répare les cheveux endommagés
8.5 fl oz/oz liq/250 ml ℮

AVEDA
rosemary mint
SHAMPOO
SHAMPOOING

AVEDA
confixor
LIQUID GEL
GEL LIQUIDE

AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
smooth infusion
STYLE-PREP SMOOTHER
defends against humidity for up to 12 hours
12 heures de protection anti-humidité
3.4 fl oz/oz liq/100ml ℮

AVEDA
rosemary mint
SHAMPOO
SHAMPOOING
8.5 fl oz/oz liq/250 ml ℮


Our Strategic Modernization Initiative addresses the need for more sustainable operations and has been delivering new processes and technology infrastructure to support our corporate strategy.

of television, print and digital advertising and an international social networking campaign entitled "DKNY Core Club." We are pleased to report that our prestige fragrance business grew well above the performance of the fragrance category in general.

BUILDING OUR CAPABILITIES AND ACHIEVING COST SAVINGS

As part of our strategy, we look at the health and structure of our Company from different angles in order to ensure that we can continue delivering sustainable, profitable growth. Over the past few years, we have been able to better align our organization with our strategy by transforming how we utilize and leverage our people, processes and technology through our Strategic Modernization Initiative (SMI). SMI addresses the need for more sustainable operations and has continued to deliver new processes and technology infrastructure to support our corporate strategy. We also continue to deepen our commitment to driving out non-value-added costs to increase our investments in activities with the biggest returns. In fiscal 2011, we worked tirelessly across the organization to reduce expenses and achieved a total cost savings of approximately $200 million. We also tightened the relationship between our Global Supply Chain and our brand teams early on in the innovation and research and development process. With these functions more closely collaborating with our brands, we are able to better utilize our intellectual property and boost our ability to translate good ideas into great concepts, and great concepts into successful market opportunities.

LEFT: Aveda is at the forefront of sustainable packaging with many of its products using recycled packaging


TOM FORD
TOM FORD

BEING THE BEST HOME FOR TALENT

The Estée Lauder Companies has long been the destination for talent in our industry, and we are committed to preserving that privilege. We have always believed that our people are our greatest asset and this year we made it a leadership priority to focus on greater talent development within our global organization. We implemented a number of initiatives to support our culture of creativity and innovation across the Company. Our new Leadership Competency Model is designed to identify and harness our strengths, turning employees into leaders based on their individual capabilities and opportunities for growth. We believe that good ideas come from all sources, so we equipped our employees to make contributions both within the framework of their roles and responsibilities and beyond. We are empowering people across a variety of functions to make suggestions and improvements and to remediate inefficiencies. In addition, we have institutionalized a number of programs that foster interactivity between employees and senior managers—from our informal CEO discussions that take place across the world called "Conversations with Fabrizio" to our affiliate Town Hall meetings—and we are actively improving the ways our employees engage with each other and with our leaders.

LEFT: Tom Ford Beauty Color Collection brushes


SÉRUM DE LA MER™
LA MER
the radiant serum
le sérum éclat perfection


pure
new scent
care
NEW
a drop of
verbena
pure DKNY

The Estée Lauder Companies is a family company dedicated to preserving its heritage through our daily commitment to honor our values. We believe in uncompromising ethics, integrity, fairness, diversity and trust and we have always, and will continue, to put people first. We strive, through the everyday actions we take as a company, to live our mission to "bring the best to everyone we touch and be the best in everything we do," and we make it a priority to support the individual efforts of our brands and employees that strive to do the same. We are proud of the many initiatives we have taken together, not only to become a better corporate citizen, but to become, simply stated, better citizens. In fiscal 2011, through

LEFT: The Radiant Serum illuminates the complexion on contact, awakening a brilliant new clarity
RIGHT: pureDKNY ad campaign featuring Angela Lindvall for pureDKNY's new Verbena scent


TOGETHER
COMMUNICATE.
FREE OF BREAST


BREAST CANCER AWARENESS CAMPAIGN
Early Detection. Cure. Prevention.
THE ESTÉE LAUDER COMPANIES INC.
ELCOMPANIES.COM

In fiscal 2011, through our Breast Cancer Awareness Campaign, our brands, employees and retail partners raised more than $6.5 million globally for The Breast Cancer Research Foundation.

our Breast Cancer Awareness Campaign, our brands, employees and retail partners raised more than $6.5 million globally for The Breast Cancer Research Foundation, founded by Evelyn H. Lauder. For the 12th year in a row, we raised awareness by illuminating landmarks worldwide in bright pink and now have the top spot in the Guinness Book of World Records for the "Most Landmarks Illuminated for a Cause in 24 Hours." This is but one of many initiatives that we continue to make progress on to have a positive impact on the world for many years to come.

LEFT: The new Breast Cancer Awareness Campaign visual, conceived by James Gager and shot by world-renowned photographer Michael Thompson

Outlook

We will continue along the course we have set for our Company, focusing on our biggest opportunities, executing with excellence via a variety of service and promotional activities and building our capabilities to sustain our momentum.

RIGHT: *Allure* magazine's "Influencers" feature, Bobbi Brown is *The Naturalist,* photographed by Norman Jean Roy






The Fragrance for Men
Zegna Forte
Ermenegildo Zegna
Zegna Forte

Our excellent performance has validated our strategy and as we look toward the future, our strategic vision remains unchanged. While we are encouraged by our growth and momentum, we continue to seek new opportunities and ways to incorporate feedback from consumers and customers across the overall prestige beauty landscape.

As we embark on the next phase of our strategic journey, we will continue to be creativity-driven and become even more consumer-inspired. We will concentrate our innovation efforts and "pull" investments on the largest market opportunities, and continue to execute our successful "launch and leverage" approach. Although the road ahead will be challenging at times, we are confident in the path we have chosen. Part of success and managing a company through momentum is knowing what to change, and what not to change.

A careful analysis of our competition and the changing landscape shows that there are three highly contested areas: skin care, the Chinese consumer and digital. As the leader in prestige beauty, we will continue investing to build our competitive advantage in these areas. At the same time, we will continue to

Zegna Forte fragrance ad for Ermenegildo Zegna

A careful analysis of our competition and the changing landscape shows that there are three highly contested areas: skin care, the Chinese consumer and digital.

focus on building our traditional areas of strength—creativity, innovation and impeccable product quality—which distinguish us from the competition and keep us in the lead. We will continue along the course we have set for our Company, focusing on our biggest opportunities, executing with excellence via a variety of services and promotional activities and building our capabilities to sustain our momentum. We believe that we are well positioned to capitalize on the evolving global consumer landscape. We will continue to prioritize and leverage the greater demand for skin care treatments, especially anti-aging products, as the median age of the world's population continues to rise; the importance of China and the spending power of the Chinese consumer worldwide, whether at home or while traveling; and the many ways we can take our High-Touch services to the next level to maximize our direct connection with consumers, particularly in the digital universe.

The opportunities presented by mobile and social media will also enable us to connect to our global consumers in new ways. We will continue expanding our e-commerce activities globally and focus on creating unique and innovative content to drive consumers to our sites and delight them when they get there. We are energized by the fantastic opportunities presented by emerging markets and will deepen our

Our strategy is strong and our commitment to live our vision as the global leader in prestige beauty is unwavering.

commitment to those markets that are showing fast progress, and seed those in which we see the next greatest potential.

Finally, we will continue to build a highly interdependent global organization. Our brands, regions and functions have become increasingly adept at collaborating and they demonstrate an unwavering focus on delivering superior creativity, quality, operational excellence and continuous learning. We are tremendously proud of our accomplishments, but recognize that much work still lies ahead. The global economy is still in flux and recent volatility continues to cause uncertainty in many parts of the world. Although we cannot predict the extent or duration of global economic conditions, we believe we are well positioned to manage our business effectively and efficiently, and we will continue to navigate that uncertainty as we always have: by building on our historic strengths of creativity and technological innovation, delivering the best high-performance products and services, ensuring the right portfolio mix and anticipating and exceeding the desires of our consumers, no matter where they are in the world.

Our strategy is strong and our commitment to live our vision as the global leader in prestige beauty is unwavering. We look forward to the successes in the years to come and are thankful to all of our stakeholders—our employees, our consumers, our customers, our suppliers, our leaders and our stockholders—whose ongoing support will continue to sustain our journey.

RIGHT: M·A·C Glamglass Collection



Portfolio of Brands


ESTĒE LAUDER
Idealist
Even Skintone Illuminator
Sérum correcteur de teint unifiant illuminateur


aramis
EAU DE TOILETTE
NATURAL SPRAY
VAPORISATEUR


CLINIQUE
even better
clinical
dark spot
corrector
concentré
anti-taches
correction teint


CALYX


LAB
MAX LS
AGE-LESS
FACE CREAM


ORIGINS
Plantscription


tommy
girl


MAC


MEN
Kiton

ESTĒE LAUDER

Estée Lauder was launched in 1946 and is the flagship brand of The Estée Lauder Companies Inc. Estée Lauder products are sold in more than 150 countries and territories. They are technologically advanced, high-performance products with a reputation for innovation, sophistication and superior quality. Estée Lauder has produced some of the most iconic skin care, makeup and fragrance products, including Advanced Night Repair Synchronized Recovery Complex, Idealist Even Skintone Illuminator, Double Wear and Pure Color, and has two of the top 10 fragrances in the United States, Beautiful and *pleasures*.

ARAMIS

Introduced in 1964, Aramis was the first prestige men's fragrance to be sold in department stores. It is sold in more than 80 countries and territories worldwide. Aramis pioneered prestige men's grooming with its "master plan" that introduced 20 unique products. Today, it remains successful through its strong brand identity and continues as a symbol of classic masculinity and sophistication.

CLINIQUE

Clinique was founded in 1968 as the first dermatologist-created, prestige cosmetic brand. Sold in more than 150 countries and territories, Clinique's mission today remains what it was from the beginning: to provide the highest quality and most effective products to enhance every skin type and concern. The brand's customized approach and quality products—all meticulously tested and carefully formulated with the latest science—have made Clinique one of the leading skin care authorities in the world. Every treatment and every formula is Allergy Tested, 100% Fragrance Free.

PRESCRIPTIVES

Prescriptives was introduced in 1979 featuring custom color for women. In the third quarter of fiscal 2010, we closed the global wholesale distribution of the brand. Select Prescriptives makeup and skin care products remain available for sale at prescriptives.com.

LAB SERIES SKINCARE FOR MEN

Lab Series Skincare for Men was introduced by Aramis in 1987. It is sold in more than 35 countries and territories worldwide. The brand's team of scientists, researchers and skin care specialists use modern technology, advanced ingredients and the latest research on men's physiological and lifestyle needs to develop products with proven results that specifically target the skin care concerns of modern men.

ORIGINS

Origins was introduced in 1990 as the first department store wellness brand. Sold in more than 20 countries and territories, Origins products strive to be earth and animal friendly and are manufactured using a combination of renewable resources, wind energy and earth-friendly practices. The mission at Origins is to create high-performance natural skin care products that are "Powered by Nature. Proven by Science." Origins products use potent plants, organic ingredients and 100 percent natural essential oils.

TOMMY HILFIGER

Tommy Hilfiger joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement was signed in 1993. Sold in more than 120 countries and territories, Tommy Hilfiger produces fragrances and body products that reflect the classic American cool of designer Tommy Hilfiger.

M·A·C COSMETICS

M·A·C (Make-up Art Cosmetics), a leading brand of professional cosmetics, was created in Toronto, Canada in 1984 before joining The Estée Lauder Companies family of brands in 1998. The brand's popularity has grown through a tradition of word-of-mouth endorsement from makeup artists, models, photographers and journalists around the world. M·A·C is sold in more than 75 countries worldwide. M·A·C is for all ages, all races, all sexes.


MER


BOBBI BROWN




AVEDA
be curly.
3.4 fl oz/oz liq/100 ml




Bumble and bumble.
Bb.
texture
hair(un)dressing
creme






AMERICAN
YOUTH-FULL
SHEER COLOR
TINTED MOISTURIZER SPF 15
BEAUTY

KITON

Kiton, a prestigious Italian tailoring company that combines the traditions of fine Italian tailoring with a reverence for luxury and elegance, joined us when the exclusive global fragrance license agreement was signed in 1995. Sold in more than 20 countries and territories, Kiton's signature scent embodies the very essence of fashion, elegance and sophisticated masculinity.

LA MER

La Mer joined the Company's family of brands in 1995, when we acquired the rights to Crème de la Mer. Sold in more than 55 countries and territories, La Mer represents supreme luxury and serious skin care treatment. The brand's legendary product, Crème de la Mer, continues to be one of the most innovative and coveted moisturizers. Since its original conception by Dr. Max Huber, an aerospace physicist, the iconic best-selling Crème de la Mer has expanded into a complete range of skin care that continues to capture a devoted following.

BOBBI BROWN

Bobbi Brown was acquired in 1995. The brand is sold in select retailers in over 55 countries and territories. An exclusive beauty line developed by celebrated makeup artist Bobbi Brown, the brand focuses on service and teaching women how to look and feel like themselves, only prettier and more confident. This professional line includes color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance.

DONNA KARAN

Donna Karan New York and DKNY joined The Estée Lauder Companies when the exclusive global license agreement was signed in 1997. Sold in more than 120 countries and territories, the collection consists of luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan.

AVEDA

We acquired Aveda in 1997 and it is sold in over 30 countries and territories around the world. Aveda produces premium professional and consumer hair care, styling, skin care, body care, spa, aroma, makeup and lifestyle products, as well as professional hair color. The line of high-performing botanical products fulfills the brand's mission of environmental and community leadership and responsibility.

JO MALONE

Jo Malone was acquired in 1999 and it is available in more than 25 countries and territories. The British lifestyle brand is known for its unique fragrance portfolio and luxury products for the bath, body and home. Rewriting the rules of perfumery by mixing unexpected combinations of ingredients and providing elegant yet playful concepts where scent is used with abandon, the world of Jo Malone continues to inspire a loyal following.

BUMBLE AND BUMBLE

We acquired our initial interest in Bumble and bumble in 2000 and the brand was fully integrated in 2006. It is sold in over 20 countries and territories. The New York-based hair care and education company creates high-quality hair care and styling products distributed through top-tier salons and select prestige retailers. Products are salon and stylist tested and found backstage at fashion shows, photo shoots and TV and film sets.

MICHAEL KORS

Michael Kors joined us when the exclusive global license agreement was signed and certain assets were acquired in 2003. With products that are sold in more than 20 countries and territories, the brand's fragrances embody the jet set lifestyle positioning of Michael Kors. The designer's signature scent, Michael Kors, is a modern interpretation of the classic Tuberose.

DARPHIN

Acquired by The Estée Lauder Companies in 2003, Darphin is sold in 50 countries and territories worldwide, particularly in independent European pharmacies, beauty salons, spas and specialty stores. Following Pierre Darphin's professional expertise, creator of the first serums in 1958 in his Parisian Institute, the brand has stayed true to his legacy and designed innovative products through a unique pharmacy approach, professional heritage and incorporating high-end botanical ingredients discovered around the world.

AMERICAN BEAUTY

American Beauty is a luxurious cosmetics, skin care and fragrance brand that celebrates the approachable beauty of American style. American Beauty was established in 2004 and is available primarily in the United States at Kohl's Department Stores and Kohls.com.

FLIRT!

FLIRT!, a fresh, fun, flirty makeup collection is everything you need to get noticed. Playful and informative "color bars" and color-matched packaging ensure shopping is as delightful as the products themselves. FLIRT! was established in 2004 and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.




EYLIPLEX-2.
Fast-Acting Day Gel and Long-Lasting Night Balm
Gel Jour à Action Rapide et Baume Nuit Longue Durée


grassroots
RESEARCH LABS
Vitamin C
Cream SPF 25




MISSONI


TOM FORD
NEROLI PORTOFINO
EAU DE PARFUM
50 ML


COACH


Ojon


smashbox
PHOTO FINISH
smashbox
PHOTO FINISH HYDRATING

GOODSKIN LABS

GoodSkin Labs is a targeted problem/solution, clinically proven skin care brand committed to offering real results instantly and long term. With star products including Tri-Aktiline Instant Deep Wrinkle Filler and Eyliplex-2 Eye Lift + Circle Reducer, the brand sells its products in retailers globally, including Douglas Germany and Sephora China. GoodSkin Labs is now sold in more than 20 countries worldwide and is available exclusively in the United States at Kohl's Department Stores and Kohls.com.

GRASSROOTS RESEARCH LABS

Grassroots Research Labs is a truly sensorial skin care experience that combines nature's powerful ingredients with advanced science to deliver extraordinary results. Grassroots Research Labs was introduced in 2008 and is available exclusively in the United States at Kohl's Department Stores and online at Kohls.com.

SEAN JOHN

The exclusive global license agreement for Sean John was signed in 2005 and is sold in more than 25 countries and territories. When introduced in 2006, Sean John's signature fragrance, Unforgivable, quickly reached No. 1 in United States department stores. Since then, Sean John fragrances have grown to include Unforgivable Woman and I Am King—all of which capture the essence of sophistication and elegance.

MISSONI

Missoni Profumi joined The Estée Lauder Companies Inc. family of brands when the exclusive global license agreement with Missoni was signed in 2005. The products are sold in select countries worldwide. Missoni, the Milan-based fashion house, with more than 50 years experience, is celebrated for its vibrant knitwear and engaging graphic designs. Missoni fragrance for women, launched in Spring 2006, was followed by Missoni acqua in Summer 2007.

TOM FORD BEAUTY

For fashion designer Tom Ford, fragrance and cosmetics are the most potent tools for achieving true glamour. This luxurious collection defines modern glamour with iconic and artisanal fragrances, lush, sensuous color, high-performance skin treatments, and infused to the core with Tom Ford's signature elegance.

COACH

Coach, Inc., a leading brand of modern classic American accessories, joined The Estée Lauder Companies in 2006. It is now under an exclusive global license. The collection of fragrance and ancillary beauty products embodies the timelessly chic American style. The collection is available in Coach retail stores in the United States and Japan, select department stores in the United States and online.

OJON

Acquired in 2007, Ojon creates highly efficacious, sensual and natural beauty treatments. At the heart of each formula is the brand's exclusive golden elixir—Ojon oil. A rare, powerful, transformative 500-year-old beauty secret, the oil is renowned for its ability to repair damage. Ojon combines this unique, hand-harvested oil with other potent plant remedies from around the world. Ojon is committed to traditional, sustainable harvesting practices that protect the purity and potency of the brand's naturally-derived ingredients and respect the welfare of the land and surrounding communities. Introduced in the United States in 2003, Ojon is also sold in the United Kingdom, Canada, Australia, Italy and Germany.

SMASHBOX

Acquired in 2010, Smashbox was born out of Smashbox Studios, the modern-day image factory photo studio in Los Angeles, CA. After founding the photo studios, brothers Dean and Davis Factor—great-grandsons of makeup legend Max Factor—were inspired to create a line that would meet the demanding needs of a professional photo shoot. Smashbox strives to make the exclusive inclusive while infusing the independent spirit of Smashbox Studios into the lives of women.



CHARLENE BARSHEFSKY[3]
Senior International Partner
WilmerHale



FABRIZIO FREDA
President and
Chief Executive Officer
The Estée Lauder Companies Inc.



ROSE MARIE BRAVO, CBE[2,4]
Retail and Marketing Consultant



PAUL J. FRIBOURG[1,2,4]
Chairman
Chief Executive Officer
Continental Grain Company

Board of Directors



MELLODY HOBSON[1]
President
Ariel Investments, LLC



WEI SUN CHRISTIANSON[3]
Managing Director and
Chief Executive Officer
Morgan Stanley China



IRVINE O. HOCKADAY, JR.[1]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.

AERIN LAUDER
Creative Director and
Chairman
Aerin LLC



JANE LAUDER
Global President
General Manager
Origins and Ojon



LEONARD A. LAUDER
Chairman Emeritus
The Estée Lauder Companies Inc.



WILLIAM P. LAUDER[3]
Executive Chairman
The Estée Lauder Companies Inc.





RICHARD D. PARSONS[2,3]
Chairman
Citigroup Inc.



LYNN FORESTER
DE ROTHSCHILD[3]
Chief Executive
EL Rothschild LLC



BARRY S. STERNLICHT[2,4]
Chairman and
Chief Executive Officer
Starwood Capital Group



RICHARD F. ZANNINO[1]
Managing Director
CCMP Capital Advisors, LLC

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee

Executive Officers

JOHN DEMSEY
Group President

AMY DIGESO
Executive Vice President
Global Human Resources

FABRIZIO FREDA
President and
Chief Executive Officer

HARVEY GEDEON
Executive Vice President
Research and Development
Product Innovation
Brand Product Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

EVELYN H. LAUDER
Senior Corporate Vice President

LEONARD A. LAUDER
Chairman Emeritus

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
Executive Chairman

SARA E. MOSS
Executive Vice President
General Counsel

GREGORY F. POLCER
Executive Vice President
Global Supply Chain

CEDRIC PROUVÉ
Group President
International

ALEXANDRA C. TROWER
Executive Vice President
Global Communications

Financial Highlights

Financial Overview

FISCAL YEAR ENDED OR AT JUNE 30 (Dollars in millions, except per share data)	2011	2010	Change
Net Sales*	$8,810.0	$7,795.8	13%
Operating Income*	1,089.4	789.9	38%
Net Earnings*†	700.8	478.3	47%
Net Earnings Per Common Share—Diluted*†	3.48	2.38	46%
Total Assets*	6,273.9	5,335.6	18%
Stockholders' Equity*†	2,629.4	1,948.4	35%

Global Net Sales



2007
$7.04 billion
54%
INTERNATIONAL
$3.81 BILLION
46%
U.S.
$3.23 BILLION
2011
$8.81 billion
62%
INTERNATIONAL
$5.50 BILLION
38%
U.S.
$3.31 BILLION

* Refer to Selected Financial Data and related footnotes on page 91.

† Attributable to The Estée Lauder Companies Inc.

Historical Net Sales Growth



1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2011
$8.8 billion

Net Sales*

(In billions)

$8.81 Billion



7.04
7.91
7.32
7.80
8.81
2007
2008
2009
2010
2011

Operating Income*

(In millions)

$1,098.4 Million



749.9
810.7
418.4
789.9
1,089.4
2007
2008
2009
2010
2011

Net Earnings*†

(In millions)

$700.8 Million



449.2
473.8
218.4
478.3
700.8
2007
2008
2009
2010
2011

Diluted Net Earnings Per Common Share*†

$3.48



$2.16
$2.40
$1.10
$2.38
$3.48
2007
2008
2009
2010
2011

Operating Working Capital‡

Accounts Receivable Plus Inventory Less Accounts Payable

(As a percentage of net sales)

17.0%



19.9
21.0
18.0
14.7
17.0
2007
2008
2009
2010
2011

* Refer to Selected Financial Data and related footnotes on page 91.

† Attributable to The Estée Lauder Companies Inc.

‡ Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

Free Cash Flow‡

Net Cash Flow From Operations
Less Capital Expenditures

Compound Annual
Growth Rate 17.9%

(In millions)

$676.0 Million


349.5
332.3
416.2
686.1
676.0
2007
2008
2009
2010
2011

2011 Net Sales By Distribution Channel


North American 27%
Department Stores
27% International
Department Stores
Other 9%
13% Perfumeries
Salon/Spas 5%
Travel Retail 10%
9% Retail Stores

‡ Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

Financial Section

Contents

SELECTED FINANCIAL DATA

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 117 of this report.

YEAR ENDED OR AT JUNE 30	2011[a]	2010[a]	2009[a]	2008	2007
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	**$8,810.0**	$7,795.8	$7,323.8	$7,910.8	$7,037.5
Gross profit	**6,873.1**	5,966.4	5,442.2	5,914.0	5,262.7
Operating income	**1,089.4**	789.9	418.4	810.7	749.9
Interest expense, net[b]	**63.9**	74.3	75.7	66.8	38.9
Interest expense on debt extinguishment[c]	**—**	27.3	—	—	—
Earnings before income taxes and discontinued operations	**1,025.5**	688.3	342.7	743.9	711.0
Provision for income taxes	**321.7**	205.9	115.9	259.9	255.2
Net earnings from continuing operations	**703.8**	482.4	226.8	484.0	455.8
Discontinued operations, net of tax	**—**	—	—	—	0.5
Net earnings attributable to noncontrolling interests	**(3.0)**	(4.1)	(8.4)	(10.2)	(7.1)
Net earnings attributable to The Estée Lauder Companies Inc.	**700.8**	478.3	218.4	473.8	449.2
CASH FLOW DATA:					
Net cash flows provided by operating activities	**$1,027.0**	$ 956.7	$ 696.0	$ 690.1	$ 661.6
Net cash flows used for investing activities	**(606.9)**	(281.4)	(339.5)	(478.5)	(373.8)
Net cash flows provided by (used for) financing activities	**(313.1)**	(406.1)	125.8	(78.1)	(411.6)
PER SHARE DATA:					
Net earnings per common share from continuing operations:					
Basic	**$ 3.57**	$ 2.44	$ 1.16	$ 2.50	$ 2.23
Diluted	**$ 3.50**	$ 2.40	$ 1.15	$ 2.46	$ 2.19
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	**$ 3.56**	$ 2.42	$ 1.11	$ 2.44	$ 2.20
Diluted	**$ 3.48**	$ 2.38	$ 1.10	$ 2.40	$ 2.16
Weighted average common shares outstanding:					
Basic	**197.0**	197.7	196.3	193.9	204.3
Diluted	**201.2**	200.7	197.7	197.1	207.8
Cash dividends declared per common share	**$ .75**	$ .55	$ .55	$ .55	$ .50
BALANCE SHEET DATA:					
Working capital	**$1,743.2**	$1,548.8	$1,453.3	$1,088.0	$ 738.7
Total assets	**6,273.9**	5,335.6	5,176.6	5,011.2	4,125.7
Total debt[b] [c]	**1,218.1**	1,228.4	1,421.4	1,196.9	1,088.5
Stockholders' equity—The Estée Lauder Companies Inc.	**2,629.4**	1,948.4	1,640.0	1,653.2	1,199.0

(a) Fiscal 2011 results included $41.7 million, after tax, or $.21 per diluted share related to total charges associated with restructuring activities. Fiscal 2010 results included $55.9 million, after tax, or $.28 per diluted share related to total charges associated with restructuring activities. Fiscal 2009 results included $61.7 million, after tax, or $.31 per diluted share related to total charges associated with restructuring activities.

(b) In November 2008, we issued and sold $300.0 million of 7.75% Senior Notes due November 1, 2013 in a public offering. We used the net proceeds of this offering to repay then-outstanding commercial paper balances upon their maturity.

(c) On May 24, 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. During the fourth quarter of fiscal 2010, we recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with both series of notes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2011 and our results of operations for the three fiscal years ended June 30, 2011 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in those financial statements. These estimates and assumptions can be subjective and complex and, consequently, actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from product sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/ Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at our retail stores.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 3.5%, 4.3% and 4.4% in fiscal 2011, 2010 and 2009, respectively, and the improvement reflects efforts to work with our customers to improve their forecasting and product mix to better address their inventory requirements.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions based upon the evaluation of accounts receivable aging, specific exposures and historical trends. Our allowance for doubtful accounts and customer deductions is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was $33.9 million and $34.3 million as of June 30, 2011 and 2010, respectively. The allowance for doubtful accounts was reduced by $9.9 million, $15.8 million and $14.1 million for customer deductions and write-offs in fiscal 2011, 2010 and 2009, respectively, and increased by $9.5 million, $8.7 million and $29.2 million for additional provisions in fiscal 2011, 2010 and 2009, respectively.

INVENTORY

We state our inventory at the lower of cost or fair-market value, with cost being based on standard cost which approximates actual cost on the first-in, first-out (FIFO) method. We believe this method most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead, as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a domestic contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation arrangements; and certain other post-retirement benefit plans.

The amounts needed to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and select assumptions that we believe reflect the economics underlying our pension and post-retirement obligations. While we believe these assumptions are within accepted industry ranges, an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2011, we used a discount rate for our Domestic Plans of 5.40% and varying rates on our international plans of between 1.25% and 8.25%. The discount rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2011, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 2.50% and 8.00% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies, see *"Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans"* of Notes to Consolidated Financial Statements for details regarding the nature of our pension and post-retirement plan investments. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains/losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2011, our pension plans had actual return on assets of approximately $92 million as compared with expected return on assets of approximately $57 million, which resulted in a net deferred gain of approximately $35 million, substantially all of which is currently subject to be amortized over periods ranging from approximately 6 to 25 years. The actual return on assets was primarily related to the performance of equity markets during the past fiscal year.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2011 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(3.4)	$3.3
Expected return on assets	$(2.1)	$2.2

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2011 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.1	$(1.0)
Effect on post-retirement benefit obligations	$10.3	$(9.7)

For fiscal 2012, we are using a discount rate for the Domestic Plans of 5.40% and varying rates for our international plans of between 1.25% and 8.25%. We are using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.00% and 8.25%. The net change in these assumptions from those used in fiscal 2011 will result in an increase in pension expense of approximately $0.4 million in fiscal 2012. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

We assess goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. Impairment testing is performed in two steps: (i) we determine if an indication of impairment exists by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value an impairment charge is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists for advice. To determine fair value of the reporting unit, we generally use an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less applicable (e.g., only the income approach would be used for reporting units with existing negative margins). We believe both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit.

The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples. The fiscal 2011 compound annual growth rate of sales for the first five to eight years of our projections, as considered appropriate for the individual reporting units, ranged between 3% and 19% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2011. The fiscal 2010 compound annual growth rate of sales for the first four to eight years of our projections ranged between 3% and 24% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2010. For reporting units with positive earnings, growth in the corresponding earnings before interest and taxes ranged from 6% to 109% in fiscal 2011 as compared with 9% to 161% in fiscal 2010. The terminal growth rates were projected at 3% after four to eight years in fiscal 2011 and fiscal 2010, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 7.5% to 16% in fiscal 2011 as compared with 9% to 17% in fiscal 2010. The range of market multiples used in our fiscal 2011 impairment testing was from 1.5 to 3 times trailing-twelve-month sales and 11 to 12 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. The range of market multiples used in our fiscal 2010 impairment testing was from 0.5 to 3 times trailing-twelve-month sales and between 9 to 12 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. However, a decrease of 100 basis points in our terminal growth rate or an increase of 100 basis points in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value for each of our reporting units, except for the Ojon reporting unit, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill and Other*

Intangible Asset Impairments." Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

To determine fair value of other indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results. The fiscal 2011 and 2010 terminal growth rate applied to future cash flows was 3% and the fiscal 2011 and 2010 discount rates ranged from 10% to 18% and 11% to 19%, respectively. The fiscal 2011 and 2010 royalty rates ranged from 0.5% to 12% and 0.5% to 11%, respectively.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

INCOME TAXES

We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. As of June 30, 2011, we have current net deferred tax assets of $260.7 million and non-current net deferred tax assets of $61.1 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of $69.5 million for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

We provide tax reserves for U.S. federal, state, local and foreign exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. We classify applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on our consolidated results of operations.

DERIVATIVES

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into foreign currency forward contracts and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

Our derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2011 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

For a discussion on the quantitative impact of market risks related to our derivative financial instruments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2011 there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2011, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $4.8 million, operating expenses would have changed by approximately $0.8 million and the provision for income taxes would have increased or decreased by approximately $0.7 million. The collective impact of these changes on operating income, net earnings attributable to The Estée Lauder Companies Inc., and net earnings attributable to The Estée Lauder Companies Inc. per diluted common share would be an increase or decrease of approximately $5.6 million, $6.3 million and $.03, respectively.

RESULTS OF OPERATIONS

We manufacture, market and sell beauty products including those in the skin care, makeup, fragrance and hair care categories which are distributed in over 150 countries and territories. The following table is a comparative summary of operating results from continuing operations for fiscal 2011, 2010 and 2009 and reflects the basis of presentation described in *"Note 2—Summary of Significant Accounting Policies and Note 20—Segment Data and Related Information"* of Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30 (In millions)	2011	2010	2009
NET SALES			
By Region:			
The Americas	$3,796.3	$3,442.1	$3,421.2
Europe, the Middle East & Africa	3,257.6	2,859.3	2,611.3
Asia/Pacific	1,760.7	1,510.1	1,299.4
	8,814.6	7,811.5	7,331.9
Returns associated with restructuring activities	(4.6)	(15.7)	(8.1)
	$8,810.0	$7,795.8	$7,323.8
By Product Category:			
Skin Care	$3,718.6	$3,227.1	$2,886.0
Makeup	3,370.8	2,978.2	2,830.9
Fragrance	1,236.0	1,136.9	1,150.9
Hair Care	432.3	413.9	402.4
Other	56.9	55.4	61.7
	8,814.6	7,811.5	7,331.9
Returns associated with restructuring activities	(4.6)	(15.7)	(8.1)
	$8,810.0	$7,795.8	$7,323.8
OPERATING INCOME (LOSS)			
By Region:			
The Americas	$ 244.9	$ 161.5	$ 115.2
Europe, the Middle East & Africa	651.9	500.8	229.7
Asia/Pacific	252.0	212.3	165.2
	1,148.8	874.6	510.1
Total returns and charges associated with restructuring activities	(59.4)	(84.7)	(91.7)
	$1,089.4	$ 789.9	$ 418.4
By Product Category:			
Skin Care	$ 595.1	$ 434.3	$ 294.1
Makeup	493.8	416.8	279.8
Fragrance	80.7	26.3	(60.8)
Hair Care	(9.1)	(6.2)	1.1
Other	(11.7)	3.4	(4.1)
	1,148.8	874.6	510.1
Total returns and charges associated with restructuring activities	(59.4)	(84.7)	(91.7)
	$1,089.4	$ 789.9	$ 418.4

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	22.0	23.5	25.7
Gross profit	78.0	76.5	74.3
Operating expenses:			
Selling, general and administrative	64.5	65.0	66.7
Restructuring and other special charges	0.6	0.8	1.0
Goodwill impairment	0.1	0.2	0.2
Impairment of other intangible and long-lived assets	0.4	0.4	0.7
	65.6	66.4	68.6
Operating income	12.4	10.1	5.7
Interest expense, net	0.7	1.0	1.0
Interest expense on debt extinguishment	—	0.3	—
Earnings before income taxes	11.7	8.8	4.7
Provision for income taxes	3.7	2.6	1.6
Net earnings	8.0	6.2	3.1
Net earnings attributable to noncontrolling interests	—	(0.1)	(0.1)
Net earnings attributable to The Estée Lauder Companies Inc.	8.0%	6.1%	3.0%

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products impact our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

We operate on a global basis, with the majority of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations. Therefore, we present certain net sales information excluding the effect of foreign currency rate fluctuations to provide a framework for assessing the performance of our underlying business outside the United States. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current-period results using prior year weighted average foreign currency exchange rates.

OVERVIEW

We believe that the best way to continue to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner while recognizing their changing shopping habits. To be the global leader in prestige beauty, we are implementing a long-term strategy that is guiding us through fiscal 2014. The strategy has numerous initiatives across geographic regions, product categories, brands and functions that are designed to leverage our strengths, make us more productive and grow our sales.

We believe we have a strong, diverse brand portfolio with global reach and potential. Our strategy continues to build on and leverage our history of outstanding creativity, innovation and entrepreneurship. We have succeeded in expanding our "High-Touch" service model and will continue to look for ways to expand it in newer channels and within geographic regions. We are expanding our efforts to evolve our e-commerce-based online strategy into a multi-pronged digital strategy encompassing e-commerce, as well as digital and social media. We are leveraging our regional organization in an effort to assure that we are locally relevant in each market.

As part of our strategy, we are continuing to shift our category mix towards higher margin categories with greater global growth potential. Skin care, our most profitable product category, is a strategic priority for our innovation and investment spending, particularly in the Asia/Pacific region. We also focused our attention on luxury consumers across all categories and have seen an improvement in the net sales of many of our higher-end prestige products, due to an improvement in the luxury retail environment.

We are strengthening our geographic presence by seeking share growth in large, image-building cities within core markets such as the United States, the United Kingdom, France, Italy and Japan. In addition, we continue to prioritize efforts to expand our presence and accelerate share growth in emerging markets such as China, Russia, the Middle East, Eastern Europe and Brazil. We continue to expand our digital presence which resulted in continued growth in net sales of our products sold over the Internet. In North America, we recognized the need to drive profitable growth in our traditional department store channel and saw many benefits from the changes we implemented in prior years and continued to reshape our organization to meet the needs of the changing retail landscape. Internationally, we took actions to continue profitable growth in European perfumeries and pharmacies and in department stores in Asia, while emphasizing our skin care and makeup initiatives to boost our travel retail business and continuing efforts to grow our online, specialty retailer and prestige salon businesses. The travel retail business continues to be a source of sales growth and profitability. Our business in this channel is benefiting from the implementation of programs we designed to enhance consumers "High-Touch" experiences and convert travelers into purchasers. In addition, we see travel retail as another way to capture the attention of travelers from emerging markets, who either buy in the channel, in stores at their destination or when they return to their homes.

Our "High-Touch" approach to marketing our products is a key component of our strategy. It is designed to promote the total value we offer, by leveraging our in-person and virtual assets, as well as merchandising and education, to provide a customized consumer experience. In fiscal 2011, we continued to invest in "High-Touch" service capabilities in existing channels, such as the roll-out of new department store formats, as well as newer channels, such as m-commerce.

While most of the focus is on increasing sales and taking advantage of appropriate opportunities in each market, we continued to implement other initiatives designed to drive out non-value added costs, optimize productivity and increase financial discipline. To optimize our portfolio, we are continuing to focus on improving our margins and share in our distribution channels. We are also continuing to re-energize certain of our brands through the introduction of products that feature advances in research and technology and focused marketing campaigns. At the same time, we are investing in initiatives to incubate and develop next generation products and brands, as well as continuing our overall success in driving turnaround brands toward sustainable profitability levels. We are continuing to build our regional organizations and leveraging them to increase effectiveness and efficiencies while utilizing strategic partnerships, alliances and licensing to build scale in research and development, distribution and third-party manufacturing.

At this time, we do not believe the recent economic uncertainty and financial market volatility taking place in the United States and certain European countries will have a significant impact on our business. This is due in part to our belief that we are better positioned as a result of our strategy to manage our business effectively and efficiently and we will allocate resources appropriately. However, if the degree of uncertainty or volatility worsens or is prolonged, then there will likely be a negative effect on ongoing consumer confidence, demand and spending and as a result, our business. Currently, we believe general economic and other uncertainties still exist in select markets in which we do business such as in Japan, North America and certain countries in Europe. We continue to monitor global economic uncertainties and other risks that may affect our business. The disasters that occurred in Japan during the fiscal year did not have a significant impact on our business or our consolidated financial results for fiscal 2011. At this time, we believe the ongoing consequences may continue for the short term, however, we cannot predict with certainty the magnitude or duration of the impact and we will continue to monitor the situation.

Looking ahead to fiscal 2012, we plan to continue building on our strengths. We have a strong, diverse and highly valuable brand portfolio with global reach and potential, as well as a track record of outstanding creativity, innovation, entrepreneurship and healthy growth. We believe our "High-Touch" service model has potential beyond department stores, and believe we have a passionate, highly-talented workforce to help us achieve our long-term strategy. Our balance sheet, cash flows and gross margin are strong, however, we continue to operate in a challenging environment. While net sales and operating results improved dramatically from fiscal 2010, we do not expect the same levels of year-over-year improvements to continue. We have a number of areas to improve, including further enhancements to our cost structure, sharing operational best practices internally, increasing traffic to where our products are sold, and further diversification of distribution channels. We also plan on continuing to allocate our spending to the significant modernization of our global information systems, which includes our Strategic Modernization Initiative as well as other initiatives, and shift our focus from gift with purchase activities to advertising, merchandising and sampling initiatives. We expect these strategies will help improve our cost of sales margin but will increase our operating expense margin over the next fiscal year.

RETURNS AND CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within our organization, in February 2009, we announced the implementation of a multi-faceted cost savings program (the "Program") to position the Company to achieve long-term profitable growth. We anticipate the Program will result in related restructuring and other special charges, inclusive of cumulative charges recorded to date and through the remainder of the Program, totaling between $350 million and $450 million before taxes. While we will continue to seek cost savings opportunities, our current plans are to identify and approve specific initiatives under the Program through fiscal 2012 and execute those initiatives through fiscal 2013. The total amount of charges (pre-tax) associated with the Program recorded, plus other initiatives approved through June 30, 2011, is approximately $303 million to $308 million, of which approximately $198.5 million to $200 million relates to restructuring charges, approximately $50 million of other costs to implement the initiatives, approximately $38.5 million to $42 million in sales returns and approximately $16 million in inventory write-offs. The restructuring charges are comprised of approximately $151.5 million to $153 million of employee-related costs, approximately $27 million of other exit costs and contract terminations (substantially all of which have resulted in or will result in cash expenditures), and approximately $20 million in non-cash asset write-offs. The total amount of cumulative charges (pre-tax) associated with the Program recorded from inception through June 30, 2011 was $239.4 million.

We expect that the implementation of this Program, combined with other on-going cost savings efforts, will result in savings of approximately $675 million to $725 million (program inception through the end of fiscal 2011 is approximately $560 million) including the reduction of certain costs relative to an assumed normalized spending pattern. Our long-range forecast for operating margin reflects these anticipated savings, net of strategic reinvestments.

The Program focuses on a redesign of our organizational structure in order to integrate the Company in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program was the reduction of the workforce by approximately 2,000 employees. Specific actions taken during fiscal 2011 and 2010 included:

- Resize and Reorganize the Organization—We continued the realignment and optimization of our organization to better leverage scale, improve productivity, reduce complexity and achieve cost savings in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions, which we achieved through a combination of normal attrition and job eliminations, and the closure and consolidation of certain distribution and office facilities.
- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of our brands and regions, we have selectively exited certain channels of distribution, categories and markets, and have made changes to turnaround others. This included the exit from the global wholesale distribution of our Prescriptives brand and the reformulation of Ojon brand products. In connection with these activities, we incurred charges for product returns, inventory write-offs, reduction of workforce and termination of contracts.
- Outsourcing—In order to balance the growing need for information technology support with our efforts to provide the most efficient and cost effective solutions, we continued the outsourcing of certain information technology processes. We incurred costs to transition services to outsource providers and employee-related costs.

Restructuring Charges

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Fiscal 2011	34.6	2.4	3.0	1.1	41.1
Charges recorded through June 30, 2011	$124.8	$ 17.6	$ 8.7	$ 9.1	$160.2

The following table presents accrued restructuring charges and the related activity under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	30.6	—	0.1	0.4	31.1
Charges	34.6	2.4	3.0	1.1	41.1
Cash payments	(30.6)	—	(2.4)	(1.4)	(34.4)
Non-cash write-offs	—	(2.4)	—	—	(2.4)
Translation adjustments	1.2	—	(0.1)	0.1	1.2
Balance at June 30, 2011	$ 35.8	$ —	$ 0.6	$ 0.2	$ 36.6

Accrued restructuring charges at June 30, 2011 are expected to result in cash expenditures funded from cash provided by operations of approximately $29 million, $6 million and $2 million in fiscal 2012, 2013 and 2014, respectively.

Total Returns and Charges Associated with Restructuring Activities

The following table presents total returns and charges associated with restructuring activities related to the Program:

YEAR ENDED JUNE 30 (In millions)	2011	2010	2009
Sales returns (included in Net Sales)	$ 4.6	$15.7	$ 8.1
Cost of sales	5.8	7.9	6.8
Restructuring charges	41.1	48.8	70.3
Other special charges	7.9	12.3	6.5
Total returns and charges associated with restructuring activities	$59.4	$84.7	$91.7

During fiscal 2011, we recorded $4.6 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $7.0 million associated with turnaround operations, primarily related to the reformulation of Ojon brand products.

During fiscal 2010, we recorded $15.7 million reflecting sales returns (less related cost of sales of $2.5 million) and $10.4 million for the write-off of inventory associated with exiting unprofitable operations, primarily related to the exit from the global wholesale distribution of the Prescriptives brand.

During fiscal 2009, we recorded $8.1 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $8.0 million associated with exiting unprofitable operations.

Other special charges in connection with the implementation of actions taken under this Program primarily relate to consulting and other professional services.

GOODWILL AND OTHER INTANGIBLE ASSET IMPAIRMENTS

As of our annual step-one goodwill impairment test on April 1, 2011, all reporting units' fair values substantially exceeded their respective carrying values. As of our annual indefinite-lived asset impairment test on April 1, 2011, we determined, as a result of a planned discontinuation, that the carrying values of two brand trademarks exceeded their estimated fair values, which were based on the use of a royalty rate to determine discounted projected future cash flows ("relief-from-royalty method"). As a result, we recognized an impairment charge of $1.7 million for the carrying values of the related trademarks. These impairment charges were reflected in the makeup and skin care product categories and in the Americas region. We also determined that the trademark related to the Darphin reporting unit had an estimated fair value exceeding its carrying value by approximately 13% and the trademark related to the Ojon reporting unit had an estimated fair value that equals its carrying value. As of June 30, 2011, the carrying values of the trademarks were $9.0 million and $10.0 million, respectively. The estimated fair values of the trademarks were based upon the relief-from-royalty method. The key assumptions that were used to determine the estimated fair value of the Darphin trademark were predicated on new market initiatives including expanded international distribution. The key assumptions that were used to determine the estimated fair value of the Ojon trademark were predicated on new market initiatives including expanded international distribution and consumer reception to the reformulated product line. If such plans do not materialize, if there is a delay in new market initiatives, or if there is a decline in the business environment, a resulting change in the key assumptions could have a negative impact on the estimated fair value of these trademarks and it is possible we could recognize an impairment charge in the future. The fair values of all other indefinite-lived intangible assets substantially exceeded their respective carrying values.

During the third quarter of fiscal 2011, the Ojon reporting unit reassessed and subsequently altered the timing of new market initiatives, including the rollout of reformulated product lines and certain components of its future international expansion plans, resulting in revisions to its internal forecasts. We concluded that these changes in circumstances in the Ojon reporting unit triggered the need for an interim impairment review of its trademark and goodwill. Additionally, these changes in circumstances were also an indicator that the carrying amount of the customer list may not be recoverable. We performed an interim impairment test for the trademark and a recoverability test for the customer list as of February 28, 2011. For the customer list, we concluded that the carrying amount of this asset was recoverable. However, for the Ojon trademark, we concluded that the carrying value exceeded its estimated fair value, which was based on the relief-from-royalty method. As a result, we recognized an impairment charge of $7.0 million. After adjusting the carrying value of the trademark, we completed an interim impairment test for goodwill and recorded an impairment charge for the remaining goodwill related to the Ojon reporting unit of $29.3 million, at the exchange rate in effect at that time. The fair value of the reporting unit was based upon the income approach, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows. In fiscal 2010, the income approach was used in conjunction with the market approach but due to the reporting unit's existing negative margins, the market approach was deemed not applicable. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region.

Although our financial performance reflected improved economic conditions, we expect global economic uncertainties to continue to impact our business. As the duration and magnitude of the volatility of the current economic conditions remain uncertain, we will continue to monitor and evaluate the potential impact on our business and on our interim and annual impairment testing. Accordingly, it is possible that we would recognize an impairment charge in the future with respect to goodwill, other intangible assets and long-lived assets.

FISCAL 2011 AS COMPARED WITH FISCAL 2010

NET SALES

Net sales increased 13%, or $1,014.2 million, to $8,810.0 million, reflecting increases in all geographic regions and product categories. Excluding the impact of foreign currency translation, net sales increased 12%. During fiscal 2010, we undertook an initiative to identify certain underperforming stock keeping units ("SKUs") for the purposes of evaluating their relevance to our long-term perfumery strategy in the Europe, the Middle East & Africa region. Based on this evaluation, we decided to discontinue certain of these products in perfumeries and recorded a charge of approximately $31 million to reflect then-anticipated returns of products from participating retailers. This resulted in a favorable comparison with fiscal 2010.

The following discussions of Net Sales by Product Categories and Geographic Regions exclude the impact of returns associated with restructuring activities of $4.6 million and $15.7 million recorded during fiscal 2011 and fiscal 2010, respectively. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products increased 15%, or $491.5 million, to $3,718.6 million, reflecting the success of our strategic focus on growing this category. The recent launches of the Re-Nutriv Ultimate Lift Age-Correcting and Hydrationist Collections, Idealist Even Skintone Illuminator and Idealist Cooling Eye Illuminator from Estée Lauder contributed incremental sales of approximately $102 million, combined. Also contributing incremental sales to the category were the recent launches of Repairwear Laser Focus Wrinkle & UV Damage Corrector from Clinique and the Plantscription line of products from Origins of approximately $88 million, combined. The recent launches of The Eye Balm Intense and The Radiant Serum from La Mer contributed additional sales of approximately $25 million, combined. Increased sales of Advanced Night Repair Eye Synchronized Complex from Estée Lauder and Even Better Clinical Dark Spot Corrector from Clinique, which were launched in fiscal 2010, contributed approximately $232 million to the net sales growth. Higher sales of the Time Zone line of products from Estée Lauder, Derma White Clinical from Clinique and The Regenerating Serum from La Mer contributed approximately $48 million to the increase. These increases were partially offset by approximately $108 million of lower sales from existing products in the Advanced Night Repair line from Estée Lauder and Cyber White EX from Clinique. Excluding the impact of foreign currency translation, skin care net sales increased 13%.

Makeup Makeup net sales increased 13%, or $392.6 million, to $3,370.8 million. The increase in makeup net sales primarily reflected higher net sales from our makeup artist brands and the inclusion of Smashbox of approximately $322 million, combined. The recent launches of Pure Color eyeshadow products and Pure Color Long Lasting Lipstick from Estée Lauder and Redness Solutions Makeup from Clinique contributed approximately $57 million, to the increase. The higher results also reflect the favorable comparison to the prior year which included a charge related to our long-term perfumery strategy, as previously discussed, of approximately $27 million. These increases were partially offset by lower sales of Prescriptives products due to the exit from the global wholesale distribution of the brand in fiscal 2010, as well as lower sales of Superfit Makeup from Clinique and Resilience Lift Extreme Makeup from Estée Lauder of approximately $45 million, combined. Excluding the impact of foreign currency translation, makeup net sales increased 12%.

Fragrance Net sales of fragrance products increased 9%, or $99.1 million, to $1,236.0 million. Incremental sales from the recent launches of Estée Lauder *pleasures bloom* and Hilfiger Loud for Her contributed approximately $34 million to the category. Higher sales of Coach Poppy, pureDKNY and various Jo Malone and Tom Ford fragrances contributed approximately $63 million to the increase. Partially offsetting these increases were lower sales of DKNY Delicious Candy Apples, Estée Lauder Sensuous and I Am King Sean John of approximately $18 million, combined. While results in fiscal 2011 reflect implementation of our long-term strategy for the category, we continue to expect challenges due to competitive dynamics. Excluding the impact of foreign currency translation, fragrance net sales increased 8%.

Hair Care Hair care net sales increased 4%, or $18.4 million, to $432.3 million, primarily reflecting the recent launches of Be Curly Style-Prep and Control Force from Aveda. The category also benefited from net sales generated from expanded global distribution. These increases were partially offset by the current-year reformulation of Ojon brand products, which was relaunched in the fourth quarter of fiscal 2011. The impact of foreign currency translation on hair care net sales was de minimis.

Geographic Regions

Net sales in the Americas increased 10%, or $354.2 million, to $3,796.3 million. The increase in the current year was primarily attributable to growth in the United States and Canada from our heritage and makeup artist brands, which benefited from an improved retail environment, new skin care and makeup product offerings and an increase in sales of higher-end prestige skin care products. Net sales also reflected the addition of the Smashbox brand to our portfolio. While partially offset by the exit from the global wholesale distribution of the Prescriptives brand and the current-year reformulation of Ojon brand products, all of these factors contributed to higher net sales in the United States and Canada of approximately $328 million. We are continuing to work with retailers in the U.S. department store channel on strengthening the "High-Touch" concepts used to help market our products. Net sales in Latin America increased approximately $26 million, reflecting growth in emerging markets such as Brazil. The growth in this region was partially offset by the impact of unfavorable exchange rates in Venezuela. The impact of foreign currency translation on the Americas net sales was de minimis.

In Europe, the Middle East & Africa, net sales increased 14%, or $398.3 million, to $3,257.6 million, due to growth from our travel retail business and from most countries in the region and from each product category. This reflects our strategy to strengthen our geographic presence and to succeed in the travel retail channel. Approximately $306 million of the increased net sales came from our travel retail business, the United Kingdom, Russia, the Middle East, South Africa and France. This was attributable to improved retail environments, successful launches of skin care products and higher combined sales from our makeup artist brands. The net sales improvement in our travel retail business also reflected an increase in global airline passenger traffic, new points of distribution and benefits of programs designed to enhance consumers' "High-Touch" experiences and convert travelers into purchasers. The higher results also reflect the favorable comparison to the prior year which included a charge related to our long-term perfumery strategy of approximately $31 million, as previously discussed. Partially offsetting these increases were lower net sales of approximately $13 million in the Balkans and Spain, primarily reflecting the economic situation in those markets. The impact of foreign currency translation on Europe, the Middle East & Africa net sales was de minimis.

Net sales in Asia/Pacific increased 17%, or $250.6 million, to $1,760.7 million, reflecting growth from all countries in the region and each product category. This reflects our strategy to strengthen and expand our geographic presence in Asia, particularly in China. Approximately $181 million of this increase was generated in China, Hong Kong, Korea and Taiwan primarily reflecting strong sales of skin care products. Our businesses in Japan and Australia continued to be challenged due to difficult economic conditions, but they reported net sales gains of approximately $33 million, which were generated from the strengthening of their respective currencies. At this time, we believe the ongoing consequences of the disasters in Japan may continue for the short term, however, we cannot predict with certainty the magnitude or duration of the impact and we will continue to monitor the situation. The region also benefited from the favorable impact of foreign currency translation. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 10%.

Although our financial performance in fiscal 2011 reflected improved economic conditions in certain countries, we expect the recent global economic uncertainties and volatility in financial markets will have an impact on our business. Unless the current conditions worsen or are prolonged, the impact will not be significant. We cannot predict with certainty the magnitude or duration of the impact of global economic uncertainties and volatilities or how it will vary across each of our geographic regions.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 22.0% as compared with 23.5% in the prior year. This improvement primarily reflected our efforts in connection with the Program, including favorable changes in the mix of our business of approximately 70 basis points and favorable manufacturing variances of 30 basis points. Also contributing to the improvements of cost of sales margin was the favorable effect of exchange rates of 30 basis points and a decrease in obsolescence charges of approximately 20 basis points.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of potential new brands or channels of distribution which have margin and product cost structures different from those of our current mix of business.

OPERATING EXPENSES

Operating expenses as a percentage of net sales decreased to 65.6% as compared with 66.4% in the prior year, and reflects the impact of the strong growth in net sales during fiscal 2011. This improvement primarily reflected lower selling and shipping costs as a percentage of net sales of approximately 120 basis points due to various cost containment efforts implemented as part of the Program and a strategically focused approach to spending. Also contributing to the improvement were a decrease in general and administrative costs as a percentage of net sales of 40 basis points, lower charges associated with restructuring activities of 20 basis points, lower charges associated with intangible asset impairments of 20 basis points and lower net losses from foreign exchange transactions of 10 basis points. Partially offsetting these improvements were increased spending in advertising, merchandising and sampling costs in line with our strategy of 120 basis points and higher costs related to stock-based compensation of approximately 30 basis points.

Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 38%, or $299.5 million, to $1,089.4 million. Operating margin improved to 12.4% of net sales as compared with 10.1% in the prior year, reflecting our higher gross margin and the decrease in our operating expense margin, as previously discussed. The following discussions of Operating Results by *Product Categories and Geographic Regions* exclude the impact of total returns and charges associated with restructuring activities of $59.4 million, or 0.7% of net sales, in fiscal 2011 and $84.7 million, or 1.1% of net sales, in fiscal 2010. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

All product categories benefited from initiatives we implemented as part of the Program including a more strategically focused approach to spending. Skin care operating income increased 37%, or $160.8 million, to $595.1 million, primarily reflecting improved results from all of our heritage brands driven by increased net sales from higher-margin product launches. Makeup operating income increased 18%, or $77.0 million, to $493.8 million, primarily reflecting improved results from our makeup artist brands and from our larger heritage brands. The higher results also reflect the favorable comparison to the prior year which included a charge to the category related to our long-term perfumery strategy, as previously discussed, of approximately $30 million. Fragrance operating income increased over 100%, or $54.4 million, to $80.7 million, primarily reflecting higher net sales from Estée Lauder and designer fragrances driven by recent product launches, improved cost of goods and a more strategically focused approach to spending as part of our strategy to improve profitability. Hair care operating results decreased 47%, or $2.9 million, reflecting the reformulation and relaunch of Ojon brand products in the fourth quarter of fiscal 2011. This decrease was partially offset by higher results from Aveda. The category also reflected goodwill and other intangible asset impairment charges of $33 million as compared with $36 million in the prior year.

Geographic Regions

Operating results in each of our geographic regions benefited from the initiatives we implemented as part of the Program and a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management, resulting in significant improvements in their operating income.

Operating income in the Americas increased 52%, or $83.4 million, to $244.9 million, reflecting strong sales from our heritage and makeup artist brands, partially offset by incremental spending in line with our strategy.

In Europe, the Middle East & Africa, operating income increased 30%, or $151.1 million, to $651.9 million, reflecting higher results from our travel retail business, Russia, the United Kingdom and the Middle East of approximately $94 million, combined. Partially offsetting these improvements were lower results in the Balkans and Spain of approximately $9 million, combined. The higher results also reflected a favorable comparison to the prior year which included a charge related to our long-term perfumery strategy, as previously discussed, of approximately $34 million.

In Asia/Pacific, operating income increased 19%, or $39.7 million, to $252.0 million. Virtually all countries in the region reported higher operating results, led by approximately $46 million in China, Hong Kong, Taiwan and Malaysia, combined. Partially offsetting these increases were lower operating results of approximately $7 million in Japan and Australia. At this time, we believe the ongoing consequences of the disasters in Japan may continue for the short term, however, we cannot predict with certainty the magnitude or duration of the impact and we will continue to monitor the situation.

INTEREST EXPENSE, NET

Net interest expense was $63.9 million as compared with $74.3 million in the prior year. Interest expense decreased primarily due to a reduction of debt balances that resulted from the $200 million debt tender offer we completed in the fourth quarter of fiscal 2010.

INTEREST EXPENSE ON DEBT EXTINGUISHMENT

During the fourth quarter of fiscal 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. We recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium of $24.2 million, the pro-rata write-off of $2.4 million of unamortized terminated interest rate swap, issuance costs and debt discount, and $0.7 million in tender offer costs associated with both series of notes.

PROVISION FOR INCOME TAXES

The provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from the federal statutory rate primarily due to the effect of state and local income taxes, the taxation of foreign income and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year to year based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the ultimate disposition of deferred tax assets relating to stock-based compensation and the interaction of various global tax strategies.

The effective income tax rate for fiscal 2011 was 31.4% as compared with 29.9% in the prior year. The increase in the effective income tax rate of 150 basis points was principally due to a decrease in favorable tax reserve adjustments as compared with the prior year.

NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2010 increased 47%, or $222.5 million, to $700.8 million and diluted net earnings per common share increased 46% from $2.38 to $3.48. The results in the current year include the impact of total returns and charges associated with restructuring activities of $41.7 million, after tax, or $0.21 per diluted common share. The results in fiscal 2010 include the impact of total returns and charges associated with restructuring activities of $55.9 million, after tax, or $.28 per diluted common share and interest expense on debt extinguishment of $17.5 million, after tax, or $.09 per diluted common share.

FISCAL 2010 AS COMPARED WITH FISCAL 2009

NET SALES

Net sales increased 6%, or $472.0 million, to $7,795.8 million, reflecting increases in Asia/Pacific and Europe, the Middle East & Africa, and, to a lesser extent, the Americas. Net sales increases in the skin care, makeup and hair care product categories were partially offset by declines in the fragrance category. Excluding the impact of foreign currency translation, net sales increased 5%. The following discussions of Net Sales by *Product Categories and Geographic Regions* exclude the impact of returns associated with restructuring activities of $15.7 million recorded during fiscal 2010. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products increased 12%, or $341.1 million, to $3,227.1 million, primarily reflecting our strategic focus on growing this category through creativity and innovation, particularly high growth segments, such as products that address the visible signs of aging. The fiscal 2010 launches of Advanced Night Repair Synchronized Recovery Complex, Advanced Night Repair Eye Synchronized Complex, and Hydrationist Maximum Moisture Crème and Lotion from Estée Lauder contributed incremental sales of approximately $247 million, combined. Also contributing to the category were the introductions of Even Better Clinical Dark Spot Corrector, Youth Surge Night Age Decelerating Night Moisturizer, and Even Better Skin Tone Correcting Moisturizer SPF 20 from Clinique, and The Regenerating

Serum from La Mer, of approximately $88 million, combined. Higher sales from existing products in Clinique's 3-Step Skin Care System and the Re-Nutriv line of products from Estée Lauder contributed approximately $31 million to the increase. These increases were partially offset by approximately $92 million of lower sales from existing products in the Advanced Night Repair and Perfectionist lines from Estée Lauder and in the Superdefense line from Clinique. Excluding the impact of foreign currency translation, skin care net sales increased 9%.

Makeup Makeup net sales increased 5%, or $147.3 million, to $2,978.2 million, primarily reflecting an increase of approximately $135 million from our makeup artist brands, driven by higher net sales outside the United States. The fiscal 2010 launches of Even Better Makeup SPF 15 and Superbalanced Powder Makeup SPF 15 from Clinique and Resilience Lift Extreme Radiant Lifting Makeup SPF 15 from Estée Lauder, as well as higher sales of Double Wear Foundation from Estée Lauder and Vitamin C Lip Smoothie Antioxidant Lip Colour from Clinique, contributed approximately $74 million, combined, to the increase. These increases were partially offset by lower sales of Prescriptives products due to the exit from the global wholesale distribution of the brand, as well as lower sales of High Impact Lip Color SPF 15 from Clinique and Artist's Eye Pencils from Estée Lauder of approximately $50 million, combined. During fiscal 2010, we undertook an initiative to identify certain underperforming SKUs for the purposes of evaluating their relevance to our long-term perfumery strategy in the Europe, the Middle East & Africa region. Based on this evaluation, we decided to discontinue certain of these products in perfumeries and recorded a charge of approximately $27 million to reflect the anticipated returns of makeup products from participating retailers, subject to our returns approval policy. Excluding the impact of foreign currency translation, makeup net sales increased 4%.

Fragrance Net sales of fragrance products decreased 1%, or $14.0 million, to $1,136.9 million. This decline was largely due to lower sales of certain designer fragrances, of which approximately $54 million was attributable to DKNY Delicious Night, Hilfiger Men, Sean John Unforgivable Woman, Sean John Unforgivable and DKNY Men. Also contributing to the decrease were lower sales of Estée Lauder Sensuous and Clinique Happy of approximately $15 million, combined. These declines were partially offset by incremental sales from the fiscal 2010 launches of pure DKNY, Very Hollywood Michael Kors and DKNY Delicious Candy Apples, as well as higher sales of DKNY Be Delicious Fresh Blossom, of approximately $53 million, combined. The decrease in net sales was due in part to a more strategically focused approach to investment spending in this category. Excluding the impact of foreign currency translation, fragrance net sales decreased 2%.

Hair Care Hair care net sales increased 3%, or $11.5 million, to $413.9 million, primarily reflecting an increase in net sales of certain styling and hair color products, the fiscal 2010 launches of Smooth Infusion Glossing Straightener and Control Force from Aveda and sales generated from expanded distribution outside the United States. This increase was partially offset by lower net sales in North America resulting from a soft salon retail environment and the closing of certain underperforming freestanding retail stores. Excluding the impact of foreign currency translation, hair care net sales increased 2%.

Geographic Regions

Net sales in the Americas increased 1%, or $20.9 million, to $3,442.1 million. This increase was primarily attributable to higher net sales of approximately $39 million in Canada and Latin America, reflecting a better-than-expected holiday selling season, new points of distribution and the favorable impact of foreign currency translation. In the United States, net sales increases of Clinique skin care products, various designer fragrances and from our makeup artist brands were partially offset by lower sales of various Estée Lauder fragrances and from our hair care brands. Together with the impact of the exit from the global wholesale distribution of the Prescriptives brand, all of these factors resulted in lower net sales in the United States of approximately $10 million. Despite restocking to more normal levels by certain retailers, economic conditions in the Americas region, particularly in the department store channel, have negatively impacted our business. To address these concerns, we introduced new "High-Touch" concepts and worked with retailers in the channel to improve consumer traffic. Excluding the impact of foreign currency translation, net sales in the Americas were flat as compared with fiscal 2009.

In Europe, the Middle East & Africa, net sales increased 9%, or $248.0 million, to $2,859.3 million, reflecting growth from travel retail and from virtually all countries in the region and in each product category. This reflects our strategy to strengthen our geographic presence and to succeed in the travel retail channel. The region also benefited from the favorable impact of foreign currency translation. Net sales increases of approximately $250 million were driven by our travel retail business, the United Kingdom, Russia, South Africa, Germany and Turkey, reflecting an improved retail environment, successful launches of skin care products and higher combined sales from our makeup artist brands. The net sales improvement in our travel retail business also reflected a favorable comparison to fiscal 2009 due to an increase in global airline passenger traffic, new points of distribution, select customer restocking and benefits of programs designed to enhance the consumer's "High-Touch" experience. Partially offsetting these increases were lower net sales of approximately $13 million in the Balkans, primarily reflecting the economic situation in Greece. Net sales for fiscal 2010 reflected a charge of approximately $31 million related to our long-term perfumery strategy discussed above. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 8%.

Net sales in Asia/Pacific increased 16%, or $210.7 million, to $1,510.1 million, reflecting growth from all countries in the region and each product category. This reflects our strategy to strengthen and expand our geographic presence in Asia, particularly in China. The region also benefited from the favorable impact of foreign currency translation. Approximately $184 million of this increase was generated in China, Korea, Hong Kong, Australia and Taiwan primarily reflecting strong sales of skin care products. Australia and Korea also benefited significantly from foreign currency translation. Our business in Japan continued to be challenged due to difficult economic conditions, as reported net sales increases were generated from the strengthening of the Japanese yen. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 10%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 23.5% as compared with 25.7% in fiscal 2009. This improvement primarily reflected our efforts in connection with the Program, including favorable changes in the mix of our business of approximately 70 basis points, a decrease in obsolescence charges of approximately 60 basis points and favorable manufacturing variances of 40 basis points. Also contributing to the improvement in cost of sales margin were the favorable comparison to fiscal 2009 when we recorded excess overhead costs that were not expected to be recovered of approximately 30 basis points, and the favorable effect of exchange rates and a decrease in the timing and level of promotional activities of approximately 10 basis points, each.

OPERATING EXPENSES

Operating expenses as a percentage of net sales decreased to 66.4% as compared with 68.6% in fiscal 2009, and reflects the impact of the strong growth in net sales during fiscal 2010. This improvement primarily reflected lower selling, shipping, general and administrative costs as a percentage of net sales of approximately 180 basis points due to various cost containment efforts implemented as part of the Program and a strategically focused approach to spending, lower charges associated with restructuring activities of 30 basis points, the favorable comparison to fiscal 2009 related to other intangible asset impairment charges of approximately 20 basis points and lower net losses from foreign exchange transactions of approximately 10 basis points. Partially offsetting these improvements were higher strategic investment spending of approximately 10 basis points and higher advertising, sampling and merchandising costs of approximately 10 basis points.

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 89%, or $371.5 million, to $789.9 million. Operating margin improved to 10.1% of net sales as compared with 5.7% in fiscal 2009, reflecting our strategy to drive out non-value-added costs and increase financial discipline. This, along with relatively strong net sales growth, resulted in a higher gross margin and the decrease in our operating expense margin as previously discussed. The following discussions of Operating Results by *Product Categories and Geographic Regions* exclude the impact of total charges associated with restructuring activities of $84.7 million, or 1.1% of net sales, in fiscal 2010 and $91.7 million, or 1.3% of net sales, in fiscal 2009. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

All product categories benefited from initiatives we implemented as part of the Program including a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management. Skin care operating income increased 48%, or $140.2 million, to $434.3 million, primarily reflecting improved results from our heritage brands driven by increased net sales primarily from recently-launched products with higher margins. While the fiscal 2010 skin care results reflected charges of approximately $11 million related to goodwill, other intangible asset and long-lived asset impairments, it was a favorable comparison to fiscal 2009 when we recorded similar charges of approximately $36 million. Makeup operating income increased 49%, or $137.0 million, to $416.8 million, primarily reflecting improved results from certain of our heritage brands and from our makeup artist brands. The operating results for the makeup category also reflected the majority of the impact of the charge related to the discontinuation of certain SKUs, as previously discussed, which reflects the anticipated returns, as well as the write-off of related inventory on hand of approximately $30 million, combined. Fragrance operating results improved over 100%, or $87.1 million, from a loss in fiscal 2009 to $26.3 million, primarily reflecting higher net sales of designer fragrances, a more strategically focused approach to spending reflecting our strategy to improve profitability, and a favorable comparison to fiscal 2009 when we recorded approximately $13 million of other intangible asset impairment charges. Hair care operating results decreased over 100% or $7.3 million, to a loss of $6.2 million, primarily reflecting higher goodwill and other intangible asset impairments of approximately $27 million, partially offset by net sales growth outside the United States, the closing of certain underperforming retail stores in fiscal 2009 and savings generated from cost containment initiatives.

Geographic Regions

Operating results in each of our geographic regions benefited from the initiatives we implemented as part of the Program and a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management, resulting in significant improvements in their operating income.

Operating income in the Americas increased 40%, or $46.3 million, to $161.5 million, driven by the Program and a more measured approach to spending, particularly from our heritage brands and our makeup artist brands. The increase also reflected a favorable comparison to fiscal 2009 when we recorded an excess overhead charge and a charge related to the degradation of a certain retailer of approximately $27 million, combined. The increase in profitability was partially offset by lower net sales from the exit of the wholesale distribution of Prescriptives products, higher charges for goodwill, other intangible asset and long-lived asset impairments, and the impact of the recent economic events in Venezuela, as previously discussed.

In Europe, the Middle East & Africa, operating income increased over 100%, or $271.1 million, to $500.8 million, reflecting improvements in travel retail and virtually all countries in the region. Higher results from our travel retail business and in Spain, Russia, the United Kingdom, Italy, France and Germany totaled approximately $243 million. While the fiscal 2010 results reflected a charge of approximately $6 million related to other intangible asset impairment, it was a favorable comparison to fiscal 2009 when we recorded goodwill and other intangible asset impairment charges of approximately $25 million. In addition, as previously discussed, we recorded a charge in fiscal 2010 related to our long-term perfumery strategy of approximately $34 million, combined.

In Asia/Pacific, operating income increased 29%, or $47.1 million, to $212.3 million. Virtually all countries in the region reported higher operating results, led by Hong Kong, China, Japan, Taiwan, and Australia, which combined for approximately $39 million of the improvement.

INTEREST EXPENSE, NET

Net interest expense was $74.3 million as compared with $75.7 million in fiscal 2009. Interest expense decreased primarily due to lower average debt balances and lower average interest rates on borrowings. This change was partially offset by lower interest income due to lower average investment rates, partially offset by higher average investment balances.

INTEREST EXPENSE ON DEBT EXTINGUISHMENT

During the fourth quarter of fiscal 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. We recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium of $24.2 million, the pro-rata write-off of $2.4 million of unamortized terminated interest rate swap, issuance costs and debt discount, and $0.7 million in tender offer costs associated with both series of notes.

PROVISION FOR INCOME TAXES

The provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from statutory rates primarily due to the effect of state and local income taxes, tax rates in foreign jurisdictions and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year to year based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the ultimate disposition of deferred tax assets relating to stock-based compensation and the interaction of various global tax strategies.

The effective rate for income taxes for fiscal 2010 was 29.9% as compared with 33.8% for fiscal 2009. The decrease in the effective income tax rate of 390 basis points was primarily attributable to tax reserve adjustments including favorable tax settlements as well as lapses of statutes of limitations partially offset by a higher effective tax rate related to our foreign operations.

NET EARNINGS ATTRIBUTABLE TO THE ESTĒE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2009 increased over 100%, or $259.9 million, to $478.3 million and diluted net earnings per common share increased over 100% from $1.10 to $2.38. The results in fiscal 2010 include the impact of total charges associated with restructuring activities of $55.9 million, after tax, or $.28 per diluted common share and interest expense on debt extinguishment of $17.5 million, after tax, or $.09 per diluted common share. The results in fiscal 2009 include the impact of total charges associated with restructuring activities of $61.7 million, after tax, or $.31 per diluted common share.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2011, we had cash and cash equivalents of $1,253.0 million compared with $1,120.7 million at June 30, 2010. Our cash and cash equivalents are maintained at a number of financial institutions. As of June 30, 2011, less than 25% of our total cash was insured by governmental agencies. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength and perform ongoing evaluations of these institutions to limit our concentration risk exposure.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, potential stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis. Our cash and cash equivalents balance at June 30, 2011 includes approximately $508 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic debt or working capital obligations.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher prices, increase prices and implement other operating efficiencies to sufficiently offset cost increases, which have been moderate.

Credit Ratings

Changes in our credit ratings will likely result in changes in our borrowing costs. Our credit ratings also impact the cost of our revolving credit facility as discussed below. Downgrades in our credit ratings may reduce our ability to issue commercial paper and/or long-term debt and would likely increase the relative costs of borrowing. A credit rating is not a recommendation to buy, sell, or hold securities, is subject to revision or withdrawal at any time by the assigning rating organization, and should be evaluated independently of any other rating. As of August 15, 2011, our commercial paper is rated A-1 by Standard & Poor's and P-1 by Moody's and our long-term debt is rated A with a stable outlook by Standard & Poor's and A2 with a stable outlook by Moody's.

Debt

At June 30, 2011, our outstanding borrowings were as follows:

($ in millions)	Long-term Debt	Current Debt	Total Debt
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")[1][6]	$ 296.4	$ —	$ 296.4
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")[2]	197.7	—	197.7
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")[3][6]	341.5	—	341.5
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")[4][6]	230.0	—	230.0
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")[5]	—	119.4	119.4
Other borrowings	14.5	18.6	33.1
	$1,080.1	$138.0	$1,218.1

(1) Consists of $300.0 million principal and unamortized debt discount of $3.6 million.

(2) Consists of $200.0 million principal and unamortized debt discount of $2.3 million.

(3) Consists of $300.0 million principal, unamortized debt discount of $0.3 million and a $41.8 million adjustment to reflect the fair value of outstanding interest rate swaps.

(4) Consists of $230.1 million principal and unamortized debt discount of $0.1 million.

(5) Consists of $120.0 million principal and a $0.6 million adjustment to reflect the remaining termination value of an interest rate swap that is being amortized to interest expense over the life of the debt.

(6) As of June 30, 2011, we were in compliance with all restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. At June 30, 2011, there was no commercial paper outstanding. We also have $205.4 million in additional uncommitted credit facilities, of which $10.6 million was used as of June 30, 2011. We do not anticipate difficulties in securing this form of working capital financing.

In July 2011, we replaced our undrawn $750.0 million senior unsecured revolving credit facility that was set to expire on April 26, 2012 (the "Prior Facility"), with a new $1.0 billion senior unsecured revolving credit facility that expires on July 14, 2015 (the "New Facility"). The New Facility may be used to provide credit support for our commercial paper program and for general corporate purposes. As with the Prior Facility, up to the equivalent of $250 million of the New Facility is available for multi-currency loans. The interest rate on borrowings under the New Facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or % plus the Federal funds rate. We incurred costs of approximately $1.2 million to establish the New Facility which will be amortized over the term of the facility. The New Facility has an annual fee of $0.7 million, payable quarterly, based on our current credit ratings. The New Facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $100.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility.

As of June 30, 2011, we were in compliance with all financial and other restrictive covenants relating to the Prior Facility, including limitations on indebtedness and liens, and expect continued compliance with similar restrictive covenants in the New Facility. The financial covenant in the Prior Facility required an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. There is no such covenant under the New Facility. The interest expense coverage ratio was defined in the Prior Facility as the ratio of Consolidated EBITDA (which does not represent a measure of our operating results as defined under U.S. generally accepted accounting principles) to Consolidated Interest Expense and was calculated as stipulated in the Prior Facility as follows:

Twelve Months Ended June 30, 2011[1]	
($ in millions)	
Consolidated EBITDA:	
Net earnings attributable to The Estée Lauder Companies Inc.	$ 700.8
Add:	
Provision for income taxes	321.7
Interest expense, net[2]	63.9
Depreciation and amortization[3]	298.1
Extraordinary non-cash charges[4] [5]	47.4
Less:	
Extraordinary non-cash gains[5]	—
	$1,431.9
Consolidated Interest Expense:	
Interest expense, net	$ 63.9
Interest expense coverage ratio	22 to 1

(1) In accordance with the Prior Facility, this period represents the four most recent quarters.

(2) Includes interest expense, net and interest expense on debt extinguishment.

(3) Excludes amortization of debt discount, and derivative and debt issuance costs as they are already included in interest expense, net.

(4) Includes goodwill and other intangible asset impairments and non-cash charges associated with restructuring activities.

(5) As provided for in the Prior Facility.

We have a fixed rate promissory note agreement with a financial institution pursuant to which we may borrow up to $150.0 million in the form of loan participation notes through one of our subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2011, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

We have an overdraft borrowing agreement with a financial institution pursuant to which our subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 40.0 million Turkish lira ($24.6 million at the exchange rate at June 30, 2011). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by us at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2011 ($8.2 million at the exchange rate at June 30, 2011) is classified as short-term debt in our consolidated balance sheet.

We have a 1.5 billion Japanese yen ($18.7 million at the exchange rate at June 30, 2011) revolving credit facility that expires on March 31, 2012. The interest rate on borrowings under this credit facility is based on TIBOR (Tokyo Interbank Offered Rate) plus .75% and the facility fees incurred on the undrawn balance is 25 basis points. At June 30, 2011, no borrowings were outstanding under this facility.

Total debt as a percent of total capitalization (excluding noncontrolling interest) decreased to 32% at June 30, 2011 from 39% at June 30, 2010, primarily as a result of the increase in stockholders' equity, driven by higher net earnings during fiscal 2011.

Cash Flows

Net cash provided by operating activities was $1,027.0 million, $956.7 million and $696.0 million in fiscal 2011, 2010 and 2009, respectively. Cash flows from operating activities increased in fiscal 2011 as compared with fiscal 2010, primarily reflecting the increase in net earnings and the timing and level of accrued income taxes. This increase was partially offset by an increase in accounts receivable balances due to timing of collections, as well as lower levels of accounts payable due to timing of payments and an increase in inventory in line with forecasted sales activity and to ensure acceptable levels of service. The increase in operating cash flows in fiscal 2010 as compared with fiscal 2009 primarily reflected higher net earnings, an increase in accounts payable due to the timing of payments and, to a lesser extent, a decrease in accounts receivable. This increase also reflected higher accrued employee compensation and advertising, merchandising and sampling, partially offset by higher cash paid in fiscal 2010 for restructuring and severance. These changes were partially offset by the building of safety stock for the April 2010 implementation of SAP at our North American manufacturing plants, the fiscal 2009 impact of significant inventory reductions, and higher discretionary pension contributions. Approximately $60 million of the change in deferred income taxes was offset by a correlative change in noncurrent accrued income taxes, reflecting the balance sheet presentation of unrecognized tax benefits.

Net cash used for investing activities was $606.9 million, $281.4 million and $339.5 million in fiscal 2011, 2010 and 2009, respectively. The increase in cash flows used for investing activities as compared with fiscal 2010 primarily reflected the July 2010 acquisition of Smashbox Beauty Cosmetics, as well as higher cash payments for counters and computer hardware and software. The decrease in investing cash outflows during fiscal 2010 as compared with fiscal 2009 primarily reflected lower acquisition activity in fiscal 2010 as compared with the acquisitions of Applied Genetics Incorporated Dermatics and businesses engaged in the wholesale distribution and retail sale of Aveda products in fiscal 2009. The change also reflected lower cash payments in fiscal 2010 related to counters and leasehold improvements.

Net cash used for financing activities was $313.1 million and $406.1 million in fiscal 2011 and 2010, respectively, and net cash provided by financing activities was $125.8 million in fiscal 2009. The decrease in net cash flows used for financing activities reflected a favorable comparison with fiscal 2010 which included the partial redemption of the 2012 and 2013 Senior Notes. This favorable comparison was offset by an increase in treasury stock purchases and an increase in the common stock dividends during fiscal 2011. Subsequent to June 30, 2011, we purchased approximately 2.8 million additional shares of Class A Common Stock for $280.1 million pursuant to our share repurchase program. The change in net cash flows used for financing activities in fiscal 2010 as compared with net cash flows provided by financing activities in fiscal 2009 was primarily driven by the fiscal 2009 net proceeds from the issuance of the 2013 Senior Notes and the fiscal 2010 partial redemption of the 2012 and 2013 Senior Notes. Also contributing to this change was an increase in treasury stock purchases and repayments related to Ojon promissory notes, partially offset by higher cash inflows from stock option exercises and the fiscal 2009 repayment of commercial paper borrowings.

Dividends

On November 9, 2010, the Board of Directors declared an annual dividend of $.75 per share on our Class A and Class B Common Stock, of which an aggregate of $148.0 million was paid on December 15, 2010 to stockholders of record at the close of business on November 29, 2010. The annual common stock dividend declared during fiscal 2010 was $.55 per share, of which an aggregate of $109.1 million was paid on December 16, 2009 to stockholders of record at the close of business on November 30, 2009.

Pension and Post-retirement Plan Funding

Several factors influence the annual funding requirements for our pension plans. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions as detailed in *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."* The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For the U.S. Qualified Plan, we maintain an investment strategy of matching the duration of a substantial portion of the plan assets with the duration of the underlying plan liabilities. This strategy assisted in maintaining a funded ratio of more than 100% as of June 30, 2011. For fiscal 2011 and 2010, we met or exceeded all minimum contributions required by ERISA for the U.S. Qualified Plan. Nevertheless, we made discretionary cash contributions totaling $35.6 million and $39.0 million to the U.S. Qualified Plan during fiscal 2011 and 2010, respectively. We made discretionary cash contributions to our post-retirement plan in the United States of $8.4 million and $6.0 million during fiscal 2011 and 2010, respectively. At this time, we do not expect to make cash contributions to the U.S. Qualified Plan or our post-retirement plan in the United States during fiscal 2012. However, as we continue to monitor the performance of our plan assets, we may decide to make discretionary contributions.

For fiscal 2011 and 2010, we made benefit payments under our non-qualified domestic noncontributory pension plan of $8.8 million and $7.7 million, respectively. We expect to make benefit payments under this plan during fiscal 2012 of approximately $10 million. For fiscal 2011 and 2010, we made cash contributions to our international defined benefit pension plans of $34.1 million and $68.2 million, respectively. We expect to make contributions under these plans during fiscal 2012 of approximately $16 million.

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies refer to **Legal Proceedings** in *"Note 14—Commitments and Contingencies"* of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2011:

	Total	Payments Due in Fiscal					Thereafter
		2012	2013	2014	2015	2016	
(In millions)							
Debt service[1]	$2,043.3	$ 202.1	$ 67.7	$285.2	$ 46.2	$ 46.2	$1,395.9
Operating lease commitments[2]	1,364.4	247.7	218.7	182.6	153.1	129.3	433.0
Unconditional purchase obligations[3]	1,881.5	810.8	275.1	169.5	165.1	105.3	355.7
Gross unrecognized tax benefits and interest—current[4]	13.0	13.0	—	—	—	—	—
Total contractual obligations	$5,302.2	$1,273.6	$561.5	$637.3	$364.4	$280.8	$2,184.6

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $71.5 million in fiscal 2012, $64.3 million in fiscal 2013, $55.1 million in fiscal 2014, $46.2 million in fiscal 2015, $46.2 million in fiscal 2016 and $595.9 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2011. Refer to *"Note 10—Debt"* of Notes to Consolidated Financial Statements.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to our cost savings initiatives and acquisitions. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2011, without consideration for potential renewal periods.

(4) Refer to *"Note 8—Income Taxes"* of Notes to Consolidated Financial Statements for information regarding unrecognized tax benefits. As of June 30, 2011, the noncurrent portion of our unrecognized tax benefits, including related accrued interest and penalties was $129.5 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into foreign currency forward and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward and option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to our consolidated financial results.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that we receive from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. We may also enter into foreign currency option contracts to hedge anticipated transactions. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of March 2013. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2011, these foreign currency cash-flow hedges were highly effective in all material respects.

At June 30, 2011, the Company had foreign currency forward contracts in the amount of $1,490.7 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($284.9 million), British pound ($273.5 million), Canadian dollar ($210.1 million), Euro ($164.6 million), Australian dollar ($110.7 million), Korean won ($77.9 million) and Russian ruble ($45.2 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to interest rate fluctuations on our funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. During fiscal 2011, we terminated our interest rate swap agreements with a notional amount totaling $250.0 million which had effectively converted the fixed rate interest on our outstanding 2017 Senior Notes to variable interest rates. The instrument, which was classified as an asset, had a fair value of $47.4 million at the date of cash settlement. Hedge accounting treatment was discontinued prospectively and the fair value adjustment to the carrying amount of the related debt is being amortized against interest expense over the remaining life of the debt.

Credit Risk

As a matter of policy, we only enter into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $15.0 million at June 30, 2011. To manage this risk, we have established counterparty credit guidelines that are continually monitored and reported to management. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of our derivative financial instruments contain credit-risk-related contingent features. As of June 30, 2011, we were in a net liability position for certain derivative contracts that contain such features with two counterparties. The fair value of those contracts as of June 30, 2011 was approximately $3.4 million and we were in compliance with such credit-risk-related contingent features.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The high, low and average measured value-at-risk during fiscal 2011 related to our foreign exchange contracts is as follows:

	JUNE 30, 2011		
(In millions)	High	Low	Average
Foreign exchange contracts	**$31.7**	**$19.8**	**$24.9**

The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to *"Note 2—Summary of Significant Accounting Policies"* of Notes to Consolidated Financial Statements for discussion regarding the impact of accounting standards that were recently issued but not yet effective, on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project," "intend," "forecast" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale, our long-term strategy, restructuring and other charges and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers and our inability to collect receivables;

(4) destocking and tighter working capital management by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to the volatility in the global credit and equity markets, natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the returns that we are able to generate on our pension assets and the resulting impact on funding obligations, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e. focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the implementation of SAP as part of our Strategic Modernization Initiative or by restructurings;

(12) real estate rates and availability, which may affect our ability to increase or maintain the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies and initiatives on a timely basis and within our cost estimates;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced strategies and restructuring and cost-savings initiatives, and to integrate acquired businesses and realize value there from;

(16) consequences attributable to the events that are currently taking place in the Middle East, as well as from any terrorist action, retaliation and the threat of further action or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

We assume no responsibility to update forward-looking statements made herein or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED JUNE 30	2011	2010	2009
(In millions, except per share data)			
Net Sales	$8,810.0	$7,795.8	$7,323.8
Cost of sales	1,936.9	1,829.4	1,881.6
Gross Profit	6,873.1	5,966.4	5,442.2
Operating expenses			
Selling, general and administrative	5,696.7	5,067.0	4,883.9
Restructuring and other special charges	49.0	61.1	76.8
Goodwill impairment	29.3	16.6	14.3
Impairment of other intangible and long-lived assets	8.7	31.8	48.8
Total operating expenses	5,783.7	5,176.5	5,023.8
Operating Income	1,089.4	789.9	418.4
Interest expense, net	63.9	74.3	75.7
Interest expense on debt extinguishment	—	27.3	—
Earnings before Income Taxes	1,025.5	688.3	342.7
Provision for income taxes	321.7	205.9	115.9
Net Earnings	703.8	482.4	226.8
Net earnings attributable to noncontrolling interests	(3.0)	(4.1)	(8.4)
Net Earnings Attributable to The Estée Lauder Companies Inc.	$ 700.8	$ 478.3	$ 218.4
Net earnings attributable to The Estée Lauder Companies Inc. per common share			
Basic	$ 3.56	$ 2.42	$ 1.11
Diluted	$ 3.48	$ 2.38	$ 1.10
Weighted average common shares outstanding			
Basic	197.0	197.7	196.3
Diluted	201.2	200.7	197.7
Cash dividends declared per common share	$ .75	$ .55	$ .55

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

JUNE 30 ($ in millions)	2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,253.0	$ 1,120.7
Accounts receivable, net	945.6	746.2
Inventory and promotional merchandise, net	995.6	826.6
Prepaid expenses and other current assets	492.3	427.5
Total current assets	3,686.5	3,121.0
Property, Plant and Equipment, net	1,143.1	1,023.6
Other Assets		
Goodwill	877.3	752.5
Other intangible assets, net	227.5	109.5
Other assets	339.5	329.0
Total other assets	1,444.3	1,191.0
Total assets	$ 6,273.9	$ 5,335.6
LIABILITIES AND EQUITY		
Current Liabilities		
Current debt	$ 138.0	$ 23.4
Accounts payable	446.7	425.2
Accrued income taxes	62.3	5.6
Other accrued liabilities	1,296.3	1,118.0
Total current liabilities	1,943.3	1,572.2
Noncurrent Liabilities		
Long-term debt	1,080.1	1,205.0
Accrued income taxes	130.0	163.3
Other noncurrent liabilities	473.5	429.7
Total noncurrent liabilities	1,683.6	1,798.0
Contingencies (Note 14)		
Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 196,586,976 at June 30, 2011 and 190,767,435 at June 30, 2010; 240,000,000 shares Class B authorized; shares issued and outstanding: 75,982,041 at June 30, 2011 and 77,082,041 at June 30, 2010	2.7	2.7
Paid-in capital	1,735.6	1,428.7
Retained earnings	4,116.5	3,564.0
Accumulated other comprehensive income (loss)	17.7	(196.7)
	5,872.5	4,798.7
Less: Treasury stock, at cost; 75,287,545 Class A shares at June 30, 2011 and 70,125,805 Class A shares at June 30, 2010	(3,243.1)	(2,850.3)
Total stockholders' equity—The Estée Lauder Companies Inc.	2,629.4	1,948.4
Noncontrolling interests	17.6	17.0
Total equity	2,647.0	1,965.4
Total liabilities and equity	$ 6,273.9	$ 5,335.6

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Common stock, beginning of year	$ 2.7	$ 2.6	$ 2.6
Stock-based compensation	—	0.1	—
Common stock, end of year	2.7	2.7	2.6
Paid-in capital, beginning of year	1,428.7	1,145.6	979.0
Stock-based compensation	306.9	283.7	166.6
Purchase of noncontrolling interest	—	(0.6)	—
Paid-in capital, end of year	1,735.6	1,428.7	1,145.6
Retained earnings, beginning of year	3,564.0	3,195.0	3,085.1
Common stock dividends	(148.3)	(109.3)	(108.5)
Net earnings attributable to The Estée Lauder Companies Inc.	700.8	478.3	218.4
Retained earnings, end of year	4,116.5	3,564.0	3,195.0
Accumulated other comprehensive income (loss), beginning of year	(196.7)	(117.1)	110.8
Other comprehensive income (loss)	214.4	(79.4)	(227.9)
Purchase of noncontrolling interest	—	(0.2)	—
Accumulated other comprehensive income (loss), end of year	17.7	(196.7)	(117.1)
Treasury stock, beginning of year	(2,850.3)	(2,586.1)	(2,524.3)
Acquisition of treasury stock	(376.9)	(257.8)	(55.2)
Stock-based compensation	(15.9)	(6.4)	(6.6)
Treasury stock, end of year	(3,243.1)	(2,850.3)	(2,586.1)
Total stockholders' equity—The Estée Lauder Companies Inc.	2,629.4	1,948.4	1,640.0
Noncontrolling interests, beginning of year	17.0	24.0	26.6
Net earnings attributable to noncontrolling interests	3.0	4.1	8.4
Distributions to noncontrolling interest holders	(5.6)	(7.7)	(8.3)
Other comprehensive income (loss)	3.2	(3.4)	(2.7)
Noncontrolling interests, end of year	17.6	17.0	24.0
Total equity	$2,647.0	$1,965.4	$1,664.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED JUNE 30 (In millions)	2011	2010	2009
Net earnings	$703.8	$ 482.4	$ 226.8
Other comprehensive income (loss):			
Net unrealized investment gain (loss), net of tax	0.3	0.4	(0.5)
Net derivative instrument gain (loss), net of tax	(15.0)	12.8	(6.4)
Net actuarial gain (loss), net of tax	25.9	(32.4)	(87.4)
Net prior service credit (cost), net of tax	(7.3)	5.5	5.5
Net transition asset (obligation), net of tax	—	—	—
Translation adjustments, net of tax	213.7	(69.3)	(141.8)
	217.6	(83.0)	(230.6)
Comprehensive income (loss)	921.4	399.4	(3.8)
Comprehensive (income) loss attributable to noncontrolling interests:			
Net earnings	(3.0)	(4.1)	(8.4)
Translation adjustments, net of tax	(3.2)	3.4	2.7
	(6.2)	(0.7)	(5.7)
Comprehensive income (loss) attributable to The Estée Lauder Companies Inc.	$915.2	$ 398.7	$ (9.5)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Cash Flows from Operating Activities			
Net earnings	$ 703.8	$ 482.4	$ 226.8
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	294.4	263.7	254.0
Deferred income taxes	(24.5)	(24.7)	(108.2)
Non-cash stock-based compensation	94.8	57.0	51.5
Excess tax benefits from stock-based compensation arrangements	(49.7)	(10.8)	(1.4)
Loss on disposal of property, plant and equipment	7.7	23.0	11.4
Goodwill, other intangible asset and long-lived asset impairments	38.0	48.4	63.1
Non-cash charges associated with restructuring activities	9.4	21.4	12.2
Non-cash charge on debt extinguishment	—	2.4	—
Pension and post-retirement benefit expense	78.5	61.6	52.0
Pension and post-retirement benefit contributions	(92.4)	(125.7)	(71.3)
Other non-cash items	0.6	0.6	1.2
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	(124.7)	79.2	103.8
Decrease (increase) in inventory and promotional merchandise, net	(95.1)	(60.8)	125.7
Decrease (increase) in other assets, net	(52.5)	29.3	(72.2)
Increase (decrease) in accounts payable	(17.0)	103.6	(11.9)
Increase (decrease) in accrued income taxes	103.1	(78.8)	24.5
Increase in other liabilities	152.6	84.9	34.8
Net cash flows provided by operating activities	1,027.0	956.7	696.0
Cash Flows from Investing Activities			
Capital expenditures	(351.0)	(270.6)	(279.8)
Acquisition of businesses and other intangible assets, net of cash acquired	(256.1)	(10.7)	(68.5)
Proceeds from the disposition of long-term investments	0.2	—	9.2
Purchases of long-term investments	—	(0.1)	(0.4)
Net cash flows used for investing activities	(606.9)	(281.4)	(339.5)
Cash Flows from Financing Activities			
Borrowings (repayments) of current debt, net	0.4	(7.5)	(93.5)
Proceeds from issuance of long-term debt, net	—	—	297.7
Repayments and redemptions of long-term debt	(16.5)	(227.2)	(10.1)
Net settlement of interest rate derivatives	47.4	—	—
Net proceeds from stock-based compensation transactions	156.1	205.0	109.6
Excess tax benefits from stock-based compensation arrangements	49.7	10.8	1.4
Payments to acquire treasury stock	(396.6)	(266.7)	(62.6)
Dividends paid to stockholders	(148.0)	(109.1)	(108.4)
Payments to noncontrolling interest holders	(5.6)	(11.4)	(8.3)
Net cash flows provided by (used for) financing activities	(313.1)	(406.1)	125.8
Effect of Exchange Rate Changes on Cash and Cash Equivalents	25.3	(13.0)	(19.5)
Net Increase in Cash and Cash Equivalents	132.3	256.2	462.8
Cash and Cash Equivalents at Beginning of Period	1,120.7	864.5	401.7
Cash and Cash Equivalents at End of Period	$1,253.0	$1,120.7	$ 864.5

See notes to consolidated financial statements.

NOTE 1—DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under various brand names including: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, Flirt!, GoodSkin Labs, Ojon and Smashbox. Certain subsidiaries of The Estée Lauder Companies Inc. are also the global licensee of the Tommy Hilfiger, Kiton, Donna Karan, Michael Kors, Sean John, Missoni, Daisy Fuentes, Tom Ford and Coach brand names for fragrances and/or cosmetics.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform to current period presentation.

Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the period. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income (loss) ("OCI"). Such adjustments, attributable to The Estée Lauder Companies Inc., amounted to $210.5 million of unrealized translation gains, net of tax, in fiscal 2011 and $65.9 million and $139.1 million of unrealized translation losses, net of tax, in fiscal 2010 and 2009, respectively. For the Company's Venezuelan subsidiary operating in a highly inflationary economy, the U.S. dollar is the functional currency. Remeasurement adjustments in financial statements in a highly inflationary economy and other transactional gains and losses are reflected in earnings.

The Company enters into foreign currency forward and option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange losses on foreign currency transactions of $18.6 million, $33.3 million and $20.0 million in fiscal 2011, 2010 and 2009, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include $242.5 million and $534.5 million of short-term time deposits at June 30, 2011 and 2010, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of June 30, 2011, approximately 18% and 17% of the Company's cash and cash equivalents are held by two counterparties.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions totaling $33.9 million and $34.3 million as of June 30, 2011 and 2010, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being based on standard cost which approximates actual cost on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

Derivative Financial Instruments

The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in OCI. Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

Property, Plant and Equipment

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

Goodwill and Other Indefinite-lived Intangible Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company assesses goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. The Company tests goodwill for impairment at the reporting unit level, which is one level below the Company's operating segments. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. The Company makes certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires the Company to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, the Company engages third-party valuation specialists for advice. To determine fair value of the reporting unit, the Company generally uses an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less applicable (e.g., only the income approach would be used for reporting units with existing negative margins). The Company believes both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, the Company determines fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, the Company utilizes information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit. The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples.

To determine fair value of other indefinite-lived intangible assets, the Company uses an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer sells products primarily within the United States and accounted for $967.6 million, or 11%, $876.3 million, or 11%, and $907.3 million, or 12%, of the Company's consolidated net sales in fiscal 2011, 2010 and 2009, respectively. This customer accounted for $92.3 million, or 10%, and $84.3 million, or 11%, of the Company's accounts receivable at June 30, 2011 and 2010, respectively.

Revenue Recognition

Revenues from product sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. The Company records revenues generated from purchase with purchase promotions in Net Sales and costs of its purchase with purchase and gift with purchase promotions in Cost of sales.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 3.5%, 4.3% and 4.4% in fiscal 2011, 2010 and 2009, respectively.

Payments to Customers

Certain incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of Net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $1,152 million, $1,070 million and $1,074 million in fiscal 2011, 2010 and 2009, respectively.

Advertising and Promotion

Global net expenses for advertising, merchandising, sampling, promotion and product development costs were $2,345.8 million, $2,015.9 million and $1,878.8 million in fiscal 2011, 2010 and 2009, respectively, and are expensed as incurred. Excluding the impact of purchase with purchase and gift with purchase promotions, advertising, merchandising, sampling and promotion expenses included in operating expenses were $2,160.7 million, $1,818.5 million and $1,693.1 million in fiscal 2011, 2010 and 2009, respectively.

Research and Development

Research and development costs amounted to $85.7 million, $79.5 million and $81.6 million in fiscal 2011, 2010 and 2009, respectively. Research and development costs are expensed as incurred.

Shipping and Handling

Shipping and handling expenses of $289.7 million, $263.3 million and $268.6 million in fiscal 2011, 2010 and 2009, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and include distribution center costs, third-party logistics costs and outbound freight.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 1 year to 19 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 1 year to 20 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, other intangible assets are capitalized and amortized over their useful lives.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

Stock-Based Compensation

The Company records stock-based compensation, measured at the fair value of the award, as an expense in the consolidated financial statements. Upon the exercise of stock options or the vesting of restricted stock units, performance share units and the market share unit, the resulting excess tax benefits, if any, are credited to additional paid-in capital. Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. If the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying consolidated statements of cash flows.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on the Company's assessments, no additional valuation allowance is required. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company provides tax reserves for U.S. federal, state, local and foreign exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. The Company classifies applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated results of operations.

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance became effective for the Company's fiscal 2011 year end. The adoption did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In June 2011, the FASB amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to present items of net income and other comprehensive income either in one continuous statement or in two separate consecutive statements. This guidance becomes effective for the Company's fiscal 2013 first quarter. The Company is currently evaluating the impact of adopting this guidance but believes that it will result only in changes in the presentation of its financial statements and will not have a material impact on the Company's results of operations, financial position or cash flows.

In May 2011, the FASB amended its authoritative guidance related to fair value measurements to provide a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. This guidance clarifies the application of existing fair value measurement and expands the existing disclosure requirements. This guidance becomes effective for the Company's fiscal 2012 third quarter. This guidance is not expected to have a material impact on the Company's results of operations, financial position or cash flows, but may require certain additional disclosures.

In December 2010, the FASB amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance becomes effective for the Company's fiscal 2012 first quarter. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that are material on an individual or aggregate basis. These amendments clarify existing guidance that if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance becomes effective prospectively for business combinations for which the acquisition date is on or after the first day of the Company's fiscal 2012. This disclosure-only guidance will not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued authoritative guidance that will require entities to make new disclosures about recurring or nonrecurring fair-value measurements of assets and liabilities. The Company adopted the new guidance in its fiscal 2010 third quarter, except for certain detailed recurring Level 3 disclosures, which are effective for the Company's fiscal 2012 first quarter. The Company currently does not have any recurring Level 3 assets or liabilities.

NOTE 3—INVENTORY AND PROMOTIONAL MERCHANDISE

JUNE 30	2011	2010
(In millions)		
Inventory and promotional merchandise, net consists of:		
Raw materials	**$230.2**	$206.0
Work in process	**93.6**	78.6
Finished goods	**475.4**	377.8
Promotional merchandise	**196.4**	164.2
	$995.6	$826.6

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

JUNE 30	2011	2010
(In millions)		
Asset (Useful Life)		
Land	**$ 15.0**	$ 14.3
Buildings and improvements (10 to 40 years)	**195.5**	172.5
Machinery and equipment (3 to 10 years)	**635.3**	609.5
Computer hardware and software (4 to 10 years)	**707.1**	565.4
Furniture and fixtures (5 to 10 years)	**93.9**	82.1
Leasehold improvements	**1,215.3**	1,081.2
	2,862.1	2,525.0
Less accumulated depreciation and amortization	**1,719.0**	1,501.4
	$1,143.1	$1,023.6

The cost of assets related to projects in progress of $183.5 million and $160.4 million as of June 30, 2011 and 2010, respectively, is included in their respective asset categories above. Depreciation and amortization of property, plant and equipment was $283.5 million, $251.8 million and $240.2 million in fiscal 2011, 2010 and 2009, respectively. Depreciation and amortization related to the Company's manufacturing process is included in cost of sales and all other depreciation and amortization is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

On July 1, 2010, the Company acquired Smashbox Beauty Cosmetics ("Smashbox") which included the addition of goodwill of approximately $140 million, amortizable intangible assets of approximately $61 million (with a weighted-average amortization period of 9 years) and non-amortizable intangible assets of approximately $77 million related to the Company's makeup business.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of acquisition. The following table presents goodwill by product category and the related change in the carrying amount:

(In millions)	Skin Care	Makeup	Fragrance	Hair Care	Total
Balance as of June 30, 2009					
Goodwill	$ 69.5	$258.1	$54.7	$397.9	$780.2
Accumulated impairments	(20.3)	—	—	—	(20.3)
	49.2	258.1	54.7	397.9	759.9
Goodwill acquired during the year	0.2	7.2	0.2	1.1	8.7
Impairment charges	(1.5)	—	—	(15.1)	(16.6)
Translation and other adjustments	(0.9)	(0.2)	(0.1)	1.7	0.5
	(2.2)	7.0	0.1	(12.3)	(7.4)
Balance as of June 30, 2010					
Goodwill	67.9	265.1	54.8	400.6	788.4
Accumulated impairments	(20.9)	—	—	(15.0)	(35.9)
	47.0	265.1	54.8	385.6	752.5
Goodwill acquired during the year	—	147.2	—	—	147.2
Impairment charges	(2.6)	—	—	(26.7)	(29.3)
Translation and other adjustments	1.6	0.3	0.2	4.8	6.9
	(1.0)	147.5	0.2	(21.9)	124.8
Balance as of June 30, 2011					
Goodwill	70.4	412.6	55.0	406.9	944.9
Accumulated impairments	(24.4)	—	—	(43.2)	(67.6)
	$ 46.0	$412.6	$55.0	$363.7	$877.3

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses and assets purchased by the Company. Indefinite-lived intangible assets (e.g., trademarks) are not subject to amortization and are assessed at least annually for impairment during the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 5 years to 13 years. Intangible assets related to license agreements were amortized on a straight-line basis over their useful lives based on the terms of the respective agreements. The Company did not incur costs to extend or renew the term of acquired intangible assets during fiscal 2011.

Other intangible assets consists of the following:

	JUNE 30, 2011			JUNE 30, 2010		
(In millions)	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
Amortizable intangible assets:						
Customer lists and other	$270.9	$168.5	$102.4	$205.0	$151.0	$ 54.0
License agreements	43.0	43.0	—	43.0	43.0	—
	313.9	211.5	102.4	248.0	194.0	54.0
Non-amortizable intangible assets:						
Trademarks and other	130.3	5.2	125.1	61.0	5.5	55.5
Total intangible assets	$444.2	$216.7	$227.5	$309.0	$199.5	$109.5

The aggregate amortization expense related to amortizable intangible assets for fiscal 2011, 2010 and 2009 was $14.6 million, $9.1 million and $11.5 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

FISCAL	2012	2013	2014	2015	2016
(In millions)					
Estimated aggregate amortization expense	$13.8	$13.5	$13.5	$13.5	$13.4

Fiscal 2011 Impairments

As of the Company's annual indefinite-lived asset impairment test on April 1, 2011, the Company determined, as a result of a planned discontinuation, that the carrying values of two brand trademarks exceeded their estimated fair values, which were based on the use of a royalty rate to determine discounted projected future cash flows ("relief-from-royalty method"). As a result, the Company recognized an impairment charge of $1.7 million for the carrying values of the related trademarks. These impairment charges were reflected in the makeup and skin care product categories and in the Americas region.

During the third quarter of fiscal 2011, the Ojon reporting unit reassessed and subsequently altered the timing of new market initiatives, including the rollout of reformulated product lines and certain components of its future international expansion plans, resulting in revisions to its internal forecasts. The Company concluded that these changes in circumstances in the Ojon reporting unit triggered the need for an interim impairment review of its trademark and goodwill. Additionally, these changes in circumstances were also an indicator that the carrying amount of the customer list may not be recoverable. The Company performed an interim impairment test for the trademark and a recoverability test for the customer list as of February 28, 2011. For the customer list, the Company concluded that the carrying amount of this asset was recoverable. However, for the Ojon trademark, the Company concluded that the carrying value exceeded its estimated fair value, based on the relief-from-royalty method. As a result, the Company recognized an impairment charge of $7.0 million. After adjusting the carrying value of the trademark, the Company completed an interim impairment test for goodwill and recorded an impairment charge for the remaining goodwill related to the Ojon reporting unit of $29.3 million, at the exchange rate in effect at that time. The fair value of the reporting unit was based upon the income approach, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows. In fiscal 2010, the income approach was used in conjunction with the market approach but due to the reporting unit's existing negative margins, the market approach was deemed not applicable. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region.

Fiscal 2010 Impairments

During the fourth quarter of fiscal 2010, the Company approved a restructuring initiative that included the reformulation of Ojon brand products. The Company concluded that this change in the formulation was an indicator that the carrying amount of the product formulation intangible asset may not be recoverable. As a result, the Company recognized an asset impairment charge of $8.8 million, which is included in Restructuring and other special charges in the accompanying consolidated statement of earnings.

During the second quarter of fiscal 2010, the Darphin reporting unit identified issues related to the planned streamlining of its distribution process, resulting in revisions to its internal forecasts. The Company concluded that these changes in circumstances in the Darphin reporting unit triggered the need for an interim impairment test of its trademark and goodwill. The Company determined that the trademark was impaired, with fair value estimated based upon the relief-from-royalty method, and therefore recorded an impairment charge of $5.8 million, at the exchange rate in effect at that time, in the skin care product category and in the Europe, the Middle East & Africa region.

During the second quarter of fiscal 2010, the Ojon reporting unit altered and delayed certain components of its future expansion plans, resulting in revisions to its internal forecasts. The Company concluded for the Ojon trademark and customer list, that the carrying values exceeded their estimated fair values, which were determined based upon the relief-from-royalty method for the trademark and discounted projected future cash flows for the customer list. As a result, the Company recognized asset impairment charges of $6.0 million for the trademark and $17.2 million for the customer list, at the exchange rate in effect at that time. After adjusting the carrying value of the trademark and customer list, the Company completed an interim impairment test for goodwill and recorded a goodwill impairment charge related to the Ojon reporting unit of $16.6 million, at the exchange rate in effect at that time. The fair value of the reporting unit was based upon weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region.

NOTE 6—ACQUISITION OF BUSINESS

On July 1, 2010, the Company acquired Smashbox. The purchase price was funded by cash provided by operations. The results of operations are included in the accompanying consolidated financial statements commencing with the date it was acquired. Pro forma results of operations of the prior year have not been presented, as the impact on the Company's consolidated financial results would not have been material. The aggregate cost of this transaction, net of cash acquired, and continuing earn-out obligations incurred during fiscal 2011 related to the acquisition of the Bobbi Brown brand was $257.6 million.

NOTE 7—RETURNS AND CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within the organization, in February 2009, the Company announced the implementation of a multi-faceted cost savings program (the "Program") to position itself to achieve long-term profitable growth. The Company anticipates the Program will result in related restructuring and other special charges, inclusive of cumulative charges recorded to date and through the remainder of the Program, totaling between $350 million and $450 million before taxes. While the Company will continue to seek cost savings opportunities, the Company's current plans are to identify and approve specific initiatives under the Program through fiscal 2012 and execute those initiatives through fiscal 2013. The total amount of charges (pre-tax) associated with the Program, recorded, plus other initiatives approved through June 30, 2011, is approximately $303 million to $308 million, of which approximately $198.5 million to $200 million relates to restructuring charges, approximately $50 million of other costs to implement the initiatives, approximately $38.5 million to $42 million in sales returns and approximately $16 million in inventory write-offs. The restructuring charges are comprised of approximately $151.5 million to $153 million of employee-related costs, approximately $27 million of other exit costs and contract terminations (substantially all of which have resulted in or will result in cash expenditures), and approximately $20 million in non-cash asset write-offs. The total amount of cumulative charges (pre-tax) associated with the Program recorded from inception through June 30, 2011 was $239.4 million.

The Program focuses on a redesign of the Company's organizational structure in order to integrate it in a more cohesive way and operate more globally across brands and functions. The principal aspect of the Program was the reduction of the workforce by approximately 2,000 employees. Specific actions taken during fiscal 2011 and 2010 included:

- Resize and Reorganize the Organization—The Company continued the realignment and optimization of its organization to better leverage scale, improve productivity, reduce complexity and achieve cost savings in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions, which the Company achieved through a combination of normal attrition and job eliminations, and the closure and consolidation of certain distribution and office facilities.
- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of the Company's brands and regions, the Company has selectively exited certain channels of distribution, categories and markets, and has made changes to turnaround others. This included the exit from the global wholesale distribution of the Company's Prescriptives brand and the reformulation of Ojon brand products. In connection with these activities, the Company incurred charges related to product returns, inventory write-offs, reduction of workforce and termination of contracts.
- Outsourcing—In order to balance the growing need for information technology support with the Company's efforts to provide the most efficient and cost effective solutions, the Company continued the outsourcing of certain information technology processes. The Company incurred costs to transition services to outsource providers and employee-related costs.

Restructuring Charges

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Fiscal 2011	34.6	2.4	3.0	1.1	41.1
Charges recorded through June 30, 2011	$124.8	$ 17.6	$ 8.7	$ 9.1	$160.2

The following table presents accrued restructuring charges and the related activity under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	30.6	—	0.1	0.4	31.1
Charges	34.6	2.4	3.0	1.1	41.1
Cash payments	(30.6)	—	(2.4)	(1.4)	(34.4)
Non-cash write-offs	—	(2.4)	—	—	(2.4)
Translation adjustments	1.2	—	(0.1)	0.1	1.2
Balance at June 30, 2011	$ 35.8	$ —	$ 0.6	$ 0.2	$ 36.6

Accrued restructuring charges at June 30, 2011 are expected to result in cash expenditures funded from cash provided by operations of approximately $29 million, $6 million and $2 million in fiscal 2012, 2013 and 2014, respectively.

Total Returns and Charges Associated with Restructuring Activities

The following table presents total returns and charges associated with restructuring activities related to the Program:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Sales returns (included in Net Sales)	$ 4.6	$15.7	$ 8.1
Cost of sales	5.8	7.9	6.8
Restructuring charges	41.1	48.8	70.3
Other special charges	7.9	12.3	6.5
Total returns and charges associated with restructuring activities	$59.4	$84.7	$91.7

During fiscal 2011, the Company recorded $4.6 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $7.0 million associated with turnaround operations, primarily related to the reformulation of Ojon brand products.

During fiscal 2010, the Company recorded $15.7 million reflecting sales returns (less related cost of sales of $2.5 million) and $10.4 million for the write-off of inventory associated with exiting unprofitable operations, primarily related to the exit from the global wholesale distribution of the Prescriptives brand.

During fiscal 2009, the Company recorded $8.1 million reflecting sales returns (less related cost of sales of $1.2 million) and a write-off of inventory of $8.0 million associated with exiting unprofitable operations.

Other special charges in connection with the implementation of actions taken under this Program primarily relate to consulting and other professional services.

NOTE 8—INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Current:			
Federal	$127.2	$ 16.0	$ 42.6
Foreign	220.0	205.6	174.5
State and local	(1.0)	9.0	7.0
	346.2	230.6	224.1
Deferred:			
Federal	(27.8)	(16.4)	(84.0)
Foreign	2.6	(7.5)	(23.6)
State and local	0.7	(0.8)	(0.6)
	(24.5)	(24.7)	(108.2)
	$321.7	$205.9	$115.9

A reconciliation of the U.S. federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Provision for income taxes at statutory rate	35.0%	35.0%	35.0%
Increase (decrease) due to:			
State and local income taxes, net of federal tax benefit	0.8	1.5	2.0
Taxation of foreign operations	(2.7)	(0.9)	(4.4)
Income tax reserve adjustments	(1.8)	(5.6)	0.1
Other, net	0.1	(0.1)	1.1
Effective tax rate	31.4%	29.9%	33.8%

Income tax reserve adjustments represent changes in the Company's net liability for unrecognized tax benefits related to prior-year tax positions including tax settlements and lapses of the applicable statutes of limitations.

Federal income and foreign withholding taxes have not been provided on approximately $1,208 million of undistributed earnings of foreign subsidiaries at June 30, 2011. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2010 and 2009, the Company had not provided federal income and foreign withholding taxes on approximately $1,068 million and $975 million, respectively, of undistributed earnings of foreign subsidiaries. The determination and estimation of the future income tax consequences in all relevant taxing jurisdictions involves the application of highly complex tax laws in the countries involved, particularly in the United States, and is based on the tax profile of the Company in the year of earnings repatriation. Accordingly, it is not practicable to determine the amount of tax associated with such undistributed earnings.

Significant components of the Company's deferred income tax assets and liabilities were as follows:

JUNE 30 (In millions)	2011	2010
Deferred tax assets:		
Compensation related expenses	$ 146.5	$ 122.0
Inventory obsolescence and other inventory related reserves	73.1	62.0
Retirement benefit obligations	78.9	99.7
Various accruals not currently deductible	163.0	146.9
Net operating loss, credit and other carryforwards	58.6	42.3
Unrecognized state tax benefits and accrued interest	29.3	34.7
Other differences between tax and financial statement values	81.2	89.9
	630.6	597.5
Valuation allowance for deferred tax assets	(69.5)	(38.5)
Total deferred tax assets	561.1	559.0
Deferred tax liabilities:		
Depreciation and amortization	(235.1)	(182.8)
Other differences between tax and financial statement values	(4.2)	(2.4)
Total deferred tax liabilities	(239.3)	(185.2)
Total net deferred tax assets	$ 321.8	$ 373.8

As of June 30, 2011 and 2010, the Company had current net deferred tax assets of $260.7 million and $269.0 million, respectively, substantially all of which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax assets of $61.1 million and $104.8 million as of June 30, 2011 and 2010, respectively, substantially all of which are included in Other assets in the accompanying consolidated balance sheets.

As of June 30, 2011 and 2010, certain subsidiaries had net operating loss and other carryforwards for tax purposes of approximately $216 million and $154 million, respectively. With the exception of approximately $205 million of net operating loss and other carryforwards with an indefinite carryforward period as of June 30, 2011, these carryforwards expire at various dates through fiscal 2031. Deferred tax assets, net of valuation allowances, in the amount of $0.4 million and $3.9 million as of June 30, 2011 and 2010, respectively, have been recorded to reflect the tax benefits of the carryforwards not utilized to date.

A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized.

Earnings before income taxes include amounts contributed by the Company's foreign operations of approximately $1,189 million, $966 million and $674 million for fiscal 2011, 2010 and 2009, respectively. A portion of these earnings are taxed in the United States.

As of June 30, 2011 and 2010, the Company had gross unrecognized tax benefits of $104.8 million and $157.3 million, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $60.8 million.

The Company classifies applicable interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. During fiscal 2011 and 2010, the Company recognized gross interest and penalty benefits of $1.0 million and $11.9 million, respectively, in the accompanying consolidated statements of earnings. The total gross accrued interest and penalties in the accompanying consolidated balance sheets at June 30, 2011 and 2010 were $37.7 million and $43.6 million, respectively. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

JUNE 30 (In millions)	2011	2010
Beginning of the year balance of gross unrecognized tax benefits	$157.3	$259.1
Gross amounts of increases as a result of tax positions taken during a prior period	21.9	22.3
Gross amounts of decreases as a result of tax positions taken during a prior period	(22.0)	(76.8)
Gross amounts of increases as a result of tax positions taken during the current period	7.0	9.4
Amounts of decreases in unrecognized tax benefits relating to settlements with taxing authorities	(42.0)	(51.8)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations	(17.4)	(4.9)
End of year balance of gross unrecognized tax benefits	$104.8	$157.3

Included in the balance of gross unrecognized tax benefits at June 30, 2011 are $11.3 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited and examined in these jurisdictions. The Company provides tax reserves for U.S. federal, state, local and foreign unrecognized tax benefits for periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. Where applicable, associated interest and penalties have also been recognized. Although the outcome related to these exposures is uncertain, in management's opinion, adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involve significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated financial statements.

The Company is currently undergoing an income tax audit by the U.S. Internal Revenue Service (the "IRS") as well as examinations and controversies in several state, local and foreign jurisdictions. These matters are in various stages of completion and involve complex multijurisdictional issues common among multinational enterprises, including transfer pricing, which may require an extended period of time for resolution. During fiscal 2008, the Company entered a claim pursuant to an administrative process of the tax treaty between the U.S. and Belgium (commonly referred to as the "Competent Authority" process). In the first quarter of fiscal 2011, the Company's Competent Authority claim was settled. The settlement did not have a material impact on the Company's consolidated financial statements.

During the second quarter of fiscal 2011, the Company reached a formal agreement with the IRS concerning the examination adjustments proposed for fiscal 2006 through 2008. As a result, the Company applied a prior cash payment of $20.5 million made to the U.S. Treasury as an advance deposit toward these agreed-to adjustments. As a result of the settlement, the Company recognized a tax and interest benefit of $11 million, net of tax. Separately, during the second and third quarters of fiscal 2011, the IRS commenced its examination of fiscal 2009 and 2010, respectively.

During the third quarter of fiscal 2010, the Company accepted an invitation from the IRS to join the Compliance Assurance Program ("CAP") beginning with fiscal 2011. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of income tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations. During fiscal 2011, the Company commenced participation in the CAP program with respect to fiscal 2011 and, as of June 30, 2011, the compliance process was ongoing.

The Company had been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for fiscal years 1999 through 2002. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005, the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal ("TEAR"). In view of the TEAR's silence, during fiscal 2007 the claim was presumed to be dismissed and an appeal was filed against it with the Central Economic-Administrative Tribunal ("TEAC"). During the fiscal 2008 fourth quarter, the TEAC dismissed the claim and, on June 10, 2008, the Company filed an appeal for judicial review with the National Appellate Court. During fiscal 2009, the Company completed the appeal proceedings with the National Appellate Court and, as of June 30, 2011, awaited the court's decision. Subsequent to June 30, 2011, the National Appellate Court notified the Company that the appeal was denied. The Company has been assessed corporate income tax and interest of $4.0 million, net of tax, at current exchange rates. On July 21, 2011, the Company filed an appeal with the Spain Supreme Court. While no assurance can be given as to the outcome in respect of this assessment and pending appeal in the Spanish courts, based on the decision of the National Appellate Court, management believes it is not more-likely-than-not that the subsidiary will be successful in its appeal to the Spain Supreme Court. Accordingly, the Company expects to establish a reserve during the first quarter of fiscal 2012 which would result in an increase to the provision for income tax equal to the $4.0 million exposure, net of tax.

Notwithstanding the matter before the Spanish courts, during the first quarter of fiscal 2011, the Company reached a formal settlement with the Spanish tax authority regarding an examination of the fiscal 2005 through calendar year 2007 tax period. The settlement did not have a material impact on the Company's consolidated financial statements.

During fiscal 2011, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, were initiated or remained pending. On the basis of the information available in this regard as of June 30, 2011, it is reasonably possible that the total amount of unrecognized tax benefits could decrease in a range of $15 million to $25 million within 12 months as a result of projected resolutions of global tax examinations and controversies and a potential lapse of the applicable statutes of limitations.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2011, the following tax years remain subject to examination by the major tax jurisdictions indicated:

Major Jurisdiction	Open Fiscal Years
Belgium	2007–2011
Canada	2001–2011
China	2007–2011
France	2006–2011
Germany	1999–2002, 2004–2011
Hong Kong	2005–2011
Japan	2006–2011
Korea	2009–2011
Russia	2010–2011
Spain	1999–2002, 2008–2011
Switzerland	2009–2011
United Kingdom	2010–2011
United States	2009–2011
State of California	2002–2011
State of New York	2010–2011

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

NOTE 9—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	2011	2010
(In millions)		
Advertising, merchandising and sampling	$ 401.9	$ 373.5
Employee compensation	422.4	366.3
Payroll and other taxes	125.1	103.6
Restructuring	28.6	25.4
Other	318.3	249.2
	$1,296.3	$1,118.0

NOTE 10—DEBT

The Company's short-term and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30, 2011	
	2011	2010	Committed	Uncommitted
($ in millions)				
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")	$ 296.4	$ 296.3	$ —	$ —
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")	197.7	197.6	—	—
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")	341.5	338.3	—	—
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")	230.0	230.0	—	—
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")	119.4	118.3	—	—
Commercial paper	—	—	—	750.0
Loan participation notes	—	—	—	150.0
March 2012 Japanese yen revolving credit facility	—	—	18.7	—
Other long-term borrowings	14.5	17.2	—	—
Other current borrowings	18.6	30.7	—	194.8
Revolving credit facility	—	—	750.0	—
	1,218.1	1,228.4	$768.7	$1,094.8
Less current debt including current maturities	(138.0)	(23.4)		
	$1,080.1	$1,205.0		

As of June 30, 2011, the Company had outstanding $296.4 million of 2037 Senior Notes consisting of $300.0 million principal and unamortized debt discount of $3.6 million. The 2037 Senior Notes, when issued in May 2007, were priced at 98.722% with a yield of 6.093%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210.0 million at a weighted average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in other comprehensive income of $0.9 million that will be amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

As of June 30, 2011, the Company had outstanding $197.7 million of 2033 Senior Notes consisting of $200.0 million principal and unamortized debt discount of $2.3 million. The 2033 Senior Notes, when issued in September 2003, were priced at 98.645% with a yield of 5.846%. Interest payments are required to be made semi-annually on April 15 and October 15. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

As of June 30, 2011, the Company had outstanding $341.5 million of 2017 Senior Notes consisting of $300.0 million principal, an unamortized debt discount of $0.3 million and a $41.8 million adjustment to reflect the remaining termination value of an interest rate swap. The 2017 Senior Notes, when issued in May 2007, were priced at 99.845% with a yield of 5.570%. Interest payments are required to be made semi-annually on May 15 and November 15. During fiscal 2011, the Company terminated its interest rate swap agreements with a notional amount totaling $250.0 million which had effectively converted the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates. The instrument, which was classified as an asset, had a fair value of $47.4 million at the date of cash settlement. This net settlement is classified as a financing activity on the consolidated statements of cash flows. Hedge accounting treatment was discontinued prospectively and the fair value adjustment to the carrying amount of the related debt will be amortized against interest expense over the remaining life of the debt.

As of June 30, 2011, the Company had outstanding $230.0 million of 2013 Senior Notes consisting of $230.1 million principal and an unamortized debt discount of $0.1 million. The 2013 Senior Notes, when issued in November 2008, were priced at 99.932% with a yield of 7.767%. Interest payments are required to be made semi-annually on May 1 and November 1.

As of June 30, 2011, the Company had outstanding $119.4 million of 2012 Senior Notes consisting of $120.0 million principal and a $0.6 million adjustment to reflect the remaining termination value of an interest rate swap. The 2012 Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 2012 Senior Notes to variable interest rates based on six-month LIBOR. In April 2007, the Company terminated this interest rate swap. The instrument, which was classified as a liability, had a fair value of $11.1 million at cash settlement, which included $0.9 million of accrued interest payable to the counterparty. Hedge accounting treatment was discontinued prospectively and the offsetting adjustment to the carrying amount of the related debt will be amortized to interest expense over the remaining life of the debt.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. At June 30, 2011, there was no commercial paper outstanding.

As of June 30, 2011, the Company had an overdraft borrowing agreement with a financial institution pursuant to which its subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 40.0 million Turkish lira ($24.6 million at the exchange rate at June 30, 2011). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by the Company at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2011

($8.2 million at the exchange rate at June 30, 2011) is classified as short-term debt on the Company's consolidated balance sheet.

As of June 30, 2011, the Company had a fixed rate promissory note agreement with a financial institution pursuant to which the Company may borrow up to $150.0 million in the form of loan participation notes through one of its subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2011, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

As of June 30, 2011, the Company had a 1.5 billion Japanese yen ($18.7 million at the exchange rate at June 30, 2011) revolving credit facility that expires on March 31, 2012. The interest rate on the borrowings under this credit facility is based on TIBOR (Tokyo Interbank Offered Rate) plus .75% and the facility fee incurred on the undrawn balance is 25 basis points. At June 30, 2011, no borrowings were outstanding under this facility. The Company did not renew its 1.5 billion Japanese yen revolving credit facility that expired on March 31, 2011.

In July 2011, the Company replaced its undrawn $750.0 million senior unsecured revolving credit facility that was set to expire on April 26, 2012 (the "Prior Facility"), with a new $1.0 billion senior unsecured revolving credit facility that expires on July 14, 2015 (the "New Facility"). The New Facility may be used to provide credit support for the Company's commercial paper program and for general corporate purposes. As with the Prior Facility, up to the equivalent of $250 million of the New Facility is available for multi-currency loans. The interest rate on borrowings under the New Facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or % plus the Federal funds rate. The Company incurred costs of approximately $1.2 million to establish the New Facility which will be amortized over the term of the facility. The New Facility has an annual fee of $0.7 million, payable quarterly, based on the Company's current credit ratings. The New Facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $100.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. There are no other conditions where the lender's commitments may be withdrawn, other than certain events of default, as defined in the New Facility, which are customary for facilities of this type. As of June 30, 2011, the Company was in compliance with all financial and other restrictive covenants relating to the Prior Facility, including limitations on indebtedness and liens. The financial covenant of the Prior Facility required an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. There is no such covenant under the New Facility.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2011 and 2010, the monthly average amount outstanding was approximately $16.3 million and $12.6 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 8.8% and 10.0%, respectively.

Refer to Note 14—Commitments and Contingencies for the Company's projected debt service payments over the next five fiscal years.

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company enters into foreign currency forward contracts and may enter into option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company also enters into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. The Company does not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to the Company's consolidated financial results.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheets are presented as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value[1]		Balance Sheet Location	Fair Value[1]	
		June 30			June 30	
(In millions)		**2011**	2010		**2011**	2010
Derivatives Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**$11.9**	$17.1	Other accrued liabilities	**$28.4**	$10.5
Interest rate swap contracts	Other assets	**—**	38.7	Not applicable	**—**	—
Total Derivatives Designated as Hedging Instruments		**11.9**	55.8		**28.4**	10.5
Derivatives Not Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**3.1**	2.0	Other accrued liabilities	**2.5**	2.0
Total Derivatives		**$15.0**	$57.8		**$30.9**	$12.5

(1) See Note 12—Fair Value Measurements for further information about how the fair value of derivative assets and liabilities are determined.

The amounts of the gains and losses related to the Company's derivative financial instruments designated as hedging instruments are presented as follows:

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)[2]	
	June 30			June 30	
(In millions)	**2011**	2010		**2011**	2010
Derivatives in Cash Flow Hedging Relationships:					
Foreign currency forward contracts	**$(38.0)**	$(0.2)	Cost of sales	**$ (4.3)**	$ (8.5)
			Selling, general and administrative	**(10.8)**	(11.8)
Total derivatives	**$(38.0)**	$(0.2)		**$(15.1)**	$(20.3)

(2) The amount of gain (loss) recognized in earnings related to the amount excluded from effectiveness testing was $0.3 million and $(2.5) million for fiscal 2011 and 2010, respectively. The loss recognized in earnings related to the ineffective portion of the hedging relationships was $0.5 million for fiscal 2011. There was no gain (loss) recognized in earnings related to the ineffective portion of the hedging relationships for fiscal 2010.

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives[1]	
		June 30	
(In millions)		2011	2010
Derivatives in Fair Value Hedging Relationships:			
Interest rate swap contracts	Interest expense, net	**$8.7**	$14.2

(1) Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

The amounts of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments are presented as follows:

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives	
		June 30	
(In millions)		2011	2010
Derivatives Not Designated as Hedging Instruments:			
Foreign currency forward contracts	Selling, general and administrative	**$0.6**	$(1.6)

Foreign Currency Cash-Flow Hedges

The Company enters into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. The Company may also enter into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of March 2013. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings.

The ineffective portion of foreign currency forward contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in OCI are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated OCI are reclassified to current-period earnings. As of June 30, 2011, the Company's foreign currency cash-flow hedges were highly effective in all material respects. The estimated net loss as of June 30, 2011 that is expected to be reclassified from accumulated OCI into earnings, net of tax, within the next twelve months is $8.2 million. The accumulated gain (loss) on derivative instruments in accumulated OCI was $(13.2) million and $9.7 million as of June 30, 2011 and June 30, 2010, respectively.

At June 30, 2011, the Company had foreign currency forward contracts in the amount of $1,490.7 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($284.9 million), British pound ($273.5 million), Canadian dollar ($210.1 million), Euro ($164.6 million), Australian dollar ($110.7 million), Korean won ($77.9 million) and Russian ruble ($45.2 million).

At June 30, 2010, the Company had foreign currency forward contracts in the amount of $1,348.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($257.5 million), British pound ($241.9 million), Canadian dollar ($152.2 million), Euro ($148.0 million), Hong Kong dollar ($97.3 million), Australian dollar ($88.3 million) and Japanese yen ($62.3 million).

Fair-Value Hedges

The Company may enter into interest rate derivative contracts to manage the exposure to interest rate fluctuations on its funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. At June 30, 2010, the Company had interest rate swap agreements with a notional amount of $250 million, a weighted average pay rate of 0.96% and a weighted average receive rate of 5.55%. During fiscal 2011, the Company terminated its interest rate swap agreements which had effectively converted the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates. Additionally, the instrument, which was classified as an asset, had a fair value of $47.4 million at the date of cash settlement. This net settlement is classified as a financing activity on the consolidated statements of cash flows. Hedge accounting treatment was discontinued prospectively and the fair value adjustment to the carrying amount of the related debt is being amortized against interest expense over the remaining life of the debt.

Credit Risk

As a matter of policy, the Company only enters into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $15.0 million at June 30, 2011, of which 30% and 23% were attributable to two counterparties. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to management. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of the Company's derivative financial instruments contain credit-risk-related contingent features. At June 30, 2011, the Company was in a net liability position for certain derivative contracts that contain such features with two counterparties. The fair value of those contracts as of June 30, 2011 was approximately $3.4 million. Such credit-risk-related contingent features would be triggered if (a) upon a merger involving the Company, the ratings of the surviving entity were materially weaker than prior to the merger or (b) the Company's credit ratings fall below investment grade (rated below BBB-/Baa3) and the Company fails to enter into an International Swaps & Derivatives Association Credit Support Annex within 30 days of being requested by the counterparty. The fair value of collateral required or assets required to settle the instruments immediately if a triggering event were to occur is estimated at approximately the fair value of the contracts. As of June 30, 2011, the Company was in compliance with such credit-risk-related contingent features.

NOTE 12—FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The accounting for fair value measurements must be applied to nonrecurring nonfinancial assets and nonfinancial liabilities, which principally consist of assets and liabilities acquired through business combinations, goodwill, indefinite-lived intangible assets and long-lived assets for the purposes of calculating potential impairment, and liabilities associated with restructuring activities. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2011:

(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Foreign currency forward contracts	$ —	$15.0	$ —	$15.0
Available-for-sale securities	6.6	—	—	6.6
Total	$6.6	$15.0	$ —	$21.6
Liabilities:				
Foreign currency forward contracts	$ —	$30.9	$ —	$30.9

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Foreign currency forward contracts	$ —	$19.1	$ —	$19.1
Interest rate swap contracts	—	38.7	—	38.7
Available-for-sale securities	5.4	—	—	5.4
Total	$5.4	$57.8	$ —	$63.2
Liabilities:				
Foreign currency forward contracts	$ —	$12.5	$ —	$12.5

The following table presents the Company's hierarchy and impairment charges for certain of its nonfinancial assets measured at fair value on a nonrecurring basis during fiscal 2011:

(In millions)	Impairment Charges	Date of Carrying Value	Carrying Value	Level 3[1]
Goodwill	$29.3	March 31, 2011	$ —	$ —
Other intangible assets, net	7.0	March 31, 2011	10.0	10.0
Other intangible assets, net	1.7	April 1, 2011	—	—
Total	$38.0		$10.0	$10.0

(1) See Note 5—Goodwill and Other Intangible Assets for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

The following table presents the Company's hierarchy and impairment charges for certain of its nonfinancial assets measured at fair value on a nonrecurring basis during fiscal 2010:

(In millions)	Impairment Charges	Date of Carrying Value	Carrying Value	Level 3[2]
Goodwill	$16.6	December 31, 2009	$28.1	$28.1
Other intangible assets, net	29.0	December 31, 2009	41.2	41.2
Other intangible assets, net	8.9[3]	June 30, 2010	—	—
Long-lived assets	2.7	June 30, 2010	—	—
Total	$57.2		$69.3	$69.3

(2) See Note 4—Property, Plant and Equipment and Note 5—Goodwill and Other Intangible Assets for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

(3) Includes $8.8 million related to the reformulation of Ojon brand products, which is included in Restructuring and other special charges in the accompanying consolidated statements of earnings.

The following methods and assumptions were used to estimate the fair value of the Company's other classes of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents—The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Available-for-sale securities—Available-for-sale securities are generally comprised of mutual funds and are valued using quoted market prices on an active exchange. Available-for-sale securities are included in Other assets in the accompanying consolidated balance sheets.

Foreign currency forward contracts—The fair values of the Company's foreign currency forward contracts were determined using an industry-standard valuation model, which is based on an income approach. The significant observable inputs to the model, such as swap yield curves and currency spot and forward rates, were obtained from an independent pricing service. To determine the fair value of contracts under the model, the difference between the contract price and the current forward rate was discounted using LIBOR for contracts with maturities up to 12 months, and swap yield curves for contracts with maturities greater than 12 months.

Interest rate swap contracts—The fair values of the Company's interest rate swap contracts were determined using the market approach and were based on non-binding offers from the counterparties that are corroborated by observable market data using the income approach. The non-binding offers represented the prices offered by the counterparties in the over-the-counter market to unwind and terminate these instruments (exclusive of accrued interest) and incorporated the counterparties' respective overall credit exposure to the Company. The Company performed a discounted cash flow analysis to corroborate the fair values of the non-binding offers using inputs such as swap yield curves and six-month LIBOR forward rates, which were obtained from an independent pricing service. During fiscal 2011, the Company terminated its interest rate swap agreements. See Note 11—Derivative Financial Instruments.

Current and long-term debt—The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2011		JUNE 30, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	**$1,253.0**	**$1,253.0**	$1,120.7	$1,120.7
Available-for-sale securities	**6.6**	**6.6**	5.4	5.4
Current and long-term debt	**1,218.1**	**1,293.5**	1,228.4	1,325.3
Derivatives				
Foreign currency forward contracts—asset (liability)	**(15.9)**	**(15.9)**	6.6	6.6
Interest rate swap contracts—asset	**—**	**—**	38.7	38.7

NOTE 13—PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains international pension plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below. The fiscal 2011 international plan summary reflects a plan amendment and settlement that was a result of the establishment of a successor defined benefit pension plan, to comply with local regulations, for the employees of a particular international affiliate.

Post-retirement Benefit Plans

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred and to provide discretionary funding for the future liability up to the maximum amount deductible for income tax purposes.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

Plan Summaries

The significant components of the above mentioned plans as of and for the years ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
	2011	2010	**2011**	2010	**2011**	2010
(In millions)						
Change in benefit obligation:						
Benefit obligation at beginning of year	**$545.6**	$469.6	**$ 413.7**	$379.3	**$ 145.0**	$ 122.8
Service cost	**25.8**	22.5	**21.5**	17.9	**3.8**	3.3
Interest cost	**27.8**	29.3	**19.5**	19.3	**7.8**	8.0
Plan participant contributions	**—**	—	**3.1**	2.5	**0.6**	0.6
Actuarial loss (gain)	**14.4**	51.8	**(12.4)**	47.5	**4.6**	15.4
Foreign currency exchange rate impact	**—**	—	**58.5**	(22.7)	**1.5**	1.1
Benefits, expenses, taxes and premiums paid	**(39.5)**	(27.6)	**(30.4)**	(23.2)	**(6.2)**	(5.4)
Plan amendments	**—**	—	**11.4**	(1.8)	**(0.8)**	(0.8)
Special termination benefits	**—**	—	**—**	1.1	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**—**	0.3	**—**	—
Settlements and curtailments	**—**	—	**(33.6)**	(6.5)	**—**	—
Benefit obligation at end of year	**$574.1**	$545.6	**$ 451.3**	$413.7	**$ 156.3**	$ 145.0
Change in plan assets:						
Fair value of plan assets at beginning of year	**$478.3**	$386.5	**$ 353.1**	$299.0	**$ 6.0**	$ —
Actual return on plan assets	**71.6**	72.7	**20.6**	28.4	**1.0**	—
Foreign currency exchange rate impact	**—**	—	**43.1**	(15.6)	**—**	—
Employer contributions	**44.3**	46.7	**34.1**	68.2	**14.0**	10.8
Plan participant contributions	**—**	—	**3.1**	2.5	**0.6**	0.6
Settlements	**—**	—	**(32.3)**	(6.5)	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**—**	0.3	**—**	—
Benefits, expenses, taxes and premiums paid from plan assets	**(39.5)**	(27.6)	**(30.4)**	(23.2)	**(6.2)**	(5.4)
Fair value of plan assets at end of year	**$554.7**	$478.3	**$ 391.3**	$353.1	**$ 15.4**	$ 6.0
Funded status	**$ (19.4)**	$ (67.3)	**$ (60.0)**	$ (60.6)	**$(140.9)**	$(139.0)
Amounts recognized in the Balance Sheet consist of:						
Other assets	**$ 78.0**	$ 19.6	**$ 47.3**	$ 26.7	**$ —**	$ —
Other accrued liabilities	**(9.6)**	(8.1)	**(2.2)**	(2.0)	**(0.3)**	(0.3)
Other noncurrent liabilities	**(87.8)**	(78.8)	**(105.1)**	(85.3)	**(140.6)**	(138.7)
Funded status	**(19.4)**	(67.3)	**(60.0)**	(60.6)	**(140.9)**	(139.0)
Accumulated other comprehensive loss	**123.3**	156.1	**143.0**	144.5	**29.8**	28.6
Net amount recognized	**$103.9**	$ 88.8	**$ 83.0**	$ 83.9	**$(111.1)**	$(110.4)

($ in millions)	Pension Plans U.S. 2011	2010	2009	International 2011	2010	2009	Other than Pension Plans Post-retirement 2011	2010	2009
Components of net periodic benefit cost:									
Service cost, net	**$ 25.8**	$ 22.5	$ 20.9	**$ 21.5**	$ 17.9	$ 16.3	**$ 3.8**	$ 3.3	$ 3.6
Interest cost	**27.8**	29.3	28.1	**19.5**	19.3	18.1	**7.8**	8.0	7.6
Expected return on assets	**(34.7)**	(32.4)	(33.4)	**(21.9)**	(19.8)	(18.8)	**(0.5)**	—	—
Amortization of:									
Transition (asset) obligation	—	—	—	—	—	0.1	—	—	—
Prior service cost	**0.7**	0.8	0.7	**2.5**	2.3	2.3	**(0.1)**	—	—
Actuarial loss (gain)	**9.7**	4.1	1.7	**5.8**	1.9	0.6	**1.7**	0.6	0.5
Settlements and curtailments	—	—	—	**9.1**	2.7	1.3	—	—	—
Acquisitions, divestitures, adjustments	—	—	—	—	—	—	—	—	—
Special termination benefits	—	—	—	—	1.1	2.4	—	—	—
Net periodic benefit cost	**$ 29.3**	$ 24.3	$ 18.0	**$ 36.5**	$ 25.4	$ 22.3	**$12.7**	$11.9	$11.7
Weighted-average assumptions used to determine benefit obligations at June 30:									
Discount rate	**5.40%**	5.30%	6.50%	**1.25–8.25%**	1.25–8.00%	1.75–8.75%	**5.40–8.75%**	5.30–9.00%	6.50–9.00%
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	4.00–12.00%	**2.00–6.00%**	2.00–6.00%	1.75–5.50%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ended June 30:									
Discount rate	**5.30%**	6.50%	6.75%	**1.25–8.00%**	1.75–8.75%	2.00–9.00%	**5.30–9.00%**	6.50–9.00%	6.25–8.75%
Expected return on assets	**7.75%**	7.75%	7.75%	**2.50–8.00%**	2.75–8.75%	3.25–9.00%	**N/A**	N/A	N/A
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	4.00–12.00%	**2.00–6.00%**	1.75–5.50%	1.75–6.00%	**N/A**	N/A	N/A

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The discount rate for the Company's U.S. plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company believes the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of its U.S. plans. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 6.84% while the weighted-average ultimate trend rate of 4.57% is expected to be reached in approximately 17 years. A one-percentage-point change in assumed health care cost trend rates for fiscal 2011 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.1	$(1.0)
Effect on post-retirement benefit obligations	$10.3	$(9.7)

Amounts recognized in accumulated OCI (before tax) as of June 30, 2011 are as follows:

	Pension Plans		Other than Pension Plans	
	U.S.	International	Post-retirement	Total
(In millions)				
Net actuarial (gains) losses, beginning of year	$151.0	$125.0	$29.5	$305.5
Actuarial (gains) losses recognized	(22.4)	(12.3)	4.0	(30.7)
Amortization of amounts included in net periodic benefit cost	(9.7)	(14.9)	(1.7)	(26.3)
Translation adjustments	—	14.8	(0.3)	14.5
Net actuarial (gains) losses, end of year	118.9	112.6	31.5	263.0
Net prior service cost (credit), beginning of year	5.1	19.6	(0.9)	23.8
Prior service cost (credit) recognized	—	11.4	(0.8)	10.6
Amortization of amounts included in net periodic benefit cost	(0.7)	(2.5)	0.1	(3.1)
Translation adjustments	—	2.0	(0.1)	1.9
Net prior service cost (credit), end of year	4.4	30.5	(1.7)	33.2
Net transition obligation (asset), beginning of year	—	(0.1)	—	(0.1)
Amortization of amounts included in net periodic benefit cost	—	—	—	—
Net transition obligation (asset), end of year	—	(0.1)	—	(0.1)
Total amounts recognized in accumulated OCI	$123.3	$143.0	$29.8	$296.1

Amounts in accumulated OCI expected to be amortized as components of net periodic benefit cost during fiscal 2012 are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Prior service cost	$0.7	$4.0	$(0.2)
Net actuarial loss	$7.9	$4.9	$ 1.9

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2011	2010	**2011**	2010	**2011**	2010
(In millions)						
Projected benefit obligation	**$476.8**	$458.7	**$97.3**	$86.9	**$451.3**	$413.7
Accumulated benefit obligation	**$422.4**	$405.5	**$76.1**	$71.3	**$392.0**	$362.6
Fair value of plan assets	**$554.7**	$478.3	**$ —**	$ —	**$391.3**	$353.1

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $179.3 million and $158.0 million and aggregate fair value of plan assets of $72.0 million and $70.6 million at June 30, 2011 and 2010, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $147.5 million and $113.3 million and aggregate fair value of plan assets of $70.1 million and $51.0 million at June 30, 2011 and 2010, respectively.

The expected cash flows for the Company's pension and post-retirement plans are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Expected employer contributions for year ending June 30, 2012	$ –	$ 15.5	$ –
Expected benefit payments for year ending June 30,			
2012	45.2	16.6	5.5
2013	44.3	16.5	6.1
2014	42.1	16.1	6.7
2015	37.2	17.9	7.4
2016	36.3	18.4	8.1
Years 2017 - 2021	184.6	121.4	54.9

Plan Assets

The Company's investment strategy for its pension and post-retirement plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within each plan's investment policy. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.

The Company's target asset allocation at June 30, 2011 is as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
Equity	42%	20%	42%
Debt securities	34%	57%	34%
Other	24%	23%	24%
	100%	100%	100%

The following is a description of the valuation methodologies used for plan assets measured at fair value:

Short-term investment funds—The fair value is determined using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is primarily classified as Level 2.

Government and agency securities—When quoted prices are available in an active market, the investments are classified as Level 1. When quoted market prices are not available in an active market, these investments are classified as Level 2.

Equity securities—The fair values reflect the closing price reported on a major market where the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Debt instruments—The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are primarily classified within Level 2 of the valuation hierarchy.

Commingled funds—The fair values are determined using NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the trust/entity, minus its liabilities, and then divided by the number of shares outstanding. When quoted in an active market, these investments are classified within Level 1 of the valuation hierarchy. When the market is not active, these investments are generally classified within Level 2. When the market is not active and some inputs are unobservable, these investments are generally classified within Level 3.

Insurance contracts—These instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investment held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. Insurance contracts are generally classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

Interests in limited partnerships and hedge fund investments—One limited partnership investment and one hedge fund was valued using the NAV provided by the administrator of the partnership/fund. The NAV is based on the value of the underlying assets owned by the partnership/fund, minus its liabilities, and then divided by the number of shares outstanding. These investments are classified within Level 2 of the valuation hierarchy. All other limited partnership investments and hedge fund investments are private equity funds and the fair values are determined by the fund managers based on the estimated value of the various holdings of the fund portfolio. These investments are classified within Level 3 of the valuation hierarchy.

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2011:

(In millions)	Level 1	Level 2	Level 3	Total
Short-term investment funds	$ 22.9	$ 44.9	$ —	$ 67.8
Government agency securities	—	29.6	—	29.6
Equity securities	59.8	—	—	59.8
Debt instruments	—	102.3	—	102.3
Commingled funds	190.4	345.3	39.0	574.7
Insurance contracts	—	—	39.0	39.0
Limited partnerships and hedge fund investments	—	—	88.2	88.2
Total	$273.1	$522.1	$166.2	$961.4

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2010:

(In millions)	Level 1	Level 2	Level 3	Total
Short-term investment funds	$ 52.6	$ 46.4	$ —	$ 99.0
Government agency securities	—	32.4	—	32.4
Debt instruments	—	86.2	—	86.2
Equity securities	12.4	—	—	12.4
Commingled funds	—	428.7	68.7	497.4
Insurance contracts	—	—	32.0	32.0
Limited partnerships and hedge fund investments	—	—	78.0	78.0
Total	$ 65.0	$593.7	$178.7	$837.4

The following table presents the changes in Level 3 plan assets for fiscal 2011:

(In millions)	Commingled Funds	Insurance Contracts	Limited Partnerships and Hedge Fund Investments	Total
Balance as of June 30, 2010	$68.7	$32.0	$78.0	$178.7
Actual return on plan assets:				
Relating to assets still held at the reporting date	0.4	1.3	7.2	8.9
Relating to assets sold during the year	(0.2)	—	—	(0.2)
Transfers in (out)	(20.0)	—	—	(20.0)
Purchases, sales, issuances and settlements, net	(14.3)	(0.3)	3.0	(11.6)
Foreign exchange impact	4.4	6.0	—	10.4
Balance as of June 30, 2011	$39.0	$39.0	$88.2	$166.2

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were $22.4 million, $20.8 million and $20.5 million for fiscal 2011, 2010 and 2009, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $65.8 million and $61.2 million as of June 30, 2011 and 2010, respectively. The expense for fiscal 2011, 2010 and 2009 was $9.9 million, $1.7 million and $5.4 million, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2011:

		Payments Due in Fiscal					
	Total	2012	2013	2014	2015	2016	Thereafter
(In millions)							
Debt service[1]	$2,043.3	$ 202.1	$ 67.7	$285.2	$ 46.2	$ 46.2	$1,395.9
Operating lease commitments[2]	1,364.4	247.7	218.7	182.6	153.1	129.3	433.0
Unconditional purchase obligations[3]	1,881.5	810.8	275.1	169.5	165.1	105.3	355.7
Gross unrecognized tax benefits and interest—current[4]	13.0	13.0	—	—	—	—	—
Total contractual obligations	$5,302.2	$1,273.6	$561.5	$637.3	$364.4	$280.8	$2,184.6

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $71.5 million in fiscal 2012, $64.3 million in fiscal 2013, $55.1 million in fiscal 2014, $46.2 million in fiscal 2015, $46.2 million in fiscal 2016 and $595.9 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2011. Refer to Note 10—Debt.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable. Such amounts have not been material to total rent expense. Total rental expense included in the accompanying consolidated statements of earnings was $290.9 million in fiscal 2011, $272.8 million in fiscal 2010 and $250.6 million in fiscal 2009.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to the Company's cost savings initiatives and acquisitions. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2011, without consideration for potential renewal periods.

(4) Refer to Note 8—Income Taxes for information regarding unrecognized tax benefits. As of June 30, 2011, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties was $129.5 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations or financial condition. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings. Reasonably possible losses in addition to the amount accrued for litigation and other legal proceedings are not material to the Company's consolidated financial statements.

NOTE 15—COMMON STOCK

As of June 30, 2011, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

	Class A	Class B
(Shares in thousands)		
Balance at June 30, 2008	116,839.8	78,067.3
Acquisition of treasury stock	(1,401.2)	—
Stock-based compensation	3,188.3	—
Balance at June 30, 2009	118,626.9	78,067.3
Acquisition of treasury stock	(4,901.9)	—
Conversion of Class B to Class A	985.3	(985.3)
Stock-based compensation	5,931.3	—
Balance at June 30, 2010	120,641.6	77,082.0
Acquisition of treasury stock	(5,257.6)	—
Conversion of Class B to Class A	1,100.0	(1,100.0)
Stock-based compensation	4,815.4	—
Balance at June 30, 2011	121,299.4	75,982.0

The Company is authorized by the Board of Directors to repurchase up to 88.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of June 30, 2011, the cumulative total of acquired shares pursuant to the authorization was 74.9 million, reducing the remaining authorized share repurchase balance to 13.1 million.

Subsequent to June 30, 2011, the Company purchased approximately 2.8 million additional shares of Class A Common Stock for $280.1 million pursuant to its share repurchase program.

NOTE 16—STOCK PROGRAMS

As of June 30, 2011, the Company has two active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan (the "Fiscal 2002 Plan") and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 33,602,000 shares of Class A Common Stock, which consist of shares originally provided for and shares transferred to the Fiscal 2002 Plan from other inactive plans and employment agreements, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2011, approximately 14,194,600 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's equity compensation awards outstanding at June 30, 2011 include stock options, performance share units ("PSU"), restricted stock units ("RSU"), a market share unit ("MSU") and share units.

Total stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of stock options, PSUs, RSUs, the MSU and share units. Stock based compensation expense and related income tax benefits are as follows:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Compensation expense	**$94.8**	$57.0	$51.5
Income tax benefit	**31.5**	19.0	17.2

As of June 30, 2011, the total unrecognized compensation cost related to nonvested stock-based awards was $68.5 million and the related weighted-average period over which it is expected to be recognized is approximately 1.9 years.

Stock Options

A summary of the Company's stock option programs as of June 30, 2011 and changes during the fiscal year then ended, is presented below:

	Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value[1] (in millions)	Weighted Average Contractual Life Remaining in Years
(Shares in thousands)				
Outstanding at June 30, 2010	10,083.6	$39.84		
Granted at fair value	2,515.7	58.37		
Exercised	(4,017.6)	38.85		
Expired	(27.4)	41.49		
Forfeited	(68.1)	48.02		
Outstanding at June 30, 2011	8,486.2	45.73	$504.6	6.9
Vested and expected to vest at June 30, 2011	8,398.3	45.64	$500.2	6.8
Exercisable at June 30, 2011	4,144.7	41.10	$265.6	5.2

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following is a summary of the per-share weighted average grant date fair value of stock options granted and total intrinsic value of stock options exercised:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions, except per share data)			
Per-share weighted average grant date fair value of stock options granted	$18.93	$10.64	$17.30
Intrinsic value of stock options exercised	$178.1	$ 91.8	$ 24.7

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	2011	2010	2009
Weighted-average expected stock-price volatility	31%	30%	28%
Weighted-average expected option life	8 years	8 years	8 years
Average risk-free interest rate	2.2%	3.1%	3.4%
Average dividend yield	1.1%	2.0%	1.2%

The Company uses a weighted-average expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock. The implied volatilities were obtained from publicly available data sources. For the weighted-average expected option life assumption, the Company considers the exercise behavior of past grants and models the pattern of aggregate exercises. The average risk-free interest rate is based on the U.S. Treasury strip rate for the expected term of the options and the average dividend yield is based on historical experience.

Performance Share Units

During fiscal 2011, the Company granted 184,600 PSUs, which will be settled in stock subject to the achievement of the Company's net sales, diluted net earnings per common share and return on invested capital goals for the three fiscal years ending June 30, 2013, all subject to the continued employment or retirement of the grantees. Settlement will be made pursuant to a range of opportunities relative to the net sales, diluted net earnings per common share and return on invested capital targets of the Company and, as such, the compensation cost of the PSU is subject to adjustment based upon the attainability of these target goals. No settlement will occur for results below the applicable minimum threshold of a target and additional shares shall be issued if performance exceeds the targeted performance goals. Certain PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. Other PSUs granted in fiscal 2011 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. Approximately 140,000 shares of Class A Common Stock are anticipated to be issued, relative to the target goals set at the time of issuance, in settlement of the 131,000 PSUs that vested as of June 30, 2011. In September 2010, 47,500 shares of the Company's Class A Common Stock were issued and related accrued dividends were paid, relative to the target goals set at the time of issuance, in settlement of 93,200 PSUs which vested as of June 30, 2010.

The following is a summary of the status of the Company's PSUs as of June 30, 2011 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2010	296.3	$42.00
Granted	184.6	58.61
Vested	(131.0)	52.83
Forfeited	—	—
Nonvested at June 30, 2011	349.9	46.71

Restricted Stock Units

The Company granted approximately 929,200 RSUs during fiscal 2011 which, at the time of grant, were scheduled to vest as follows: 498,800 on October 31, 2011, 285,100 on October 31, 2012 and 145,300 on October 31, 2013, all subject to the continued employment or retirement of the grantees. Certain RSUs granted in fiscal 2011 are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant. Other RSUs granted in fiscal 2011 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period.

The following is a summary of the status of the Company's RSUs as of June 30, 2011 and activity during the fiscal year then ended:

(Shares in thousands)	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at June 30, 2010	1,300.9	$37.79
Granted	929.2	57.47
Vested	(747.0)	38.68
Forfeited	(48.0)	47.52
Nonvested at June 30, 2011	1,435.1	49.74

Market Share Unit

During fiscal 2011, the Company granted a MSU to an executive of the Company which is payable in shares of the Company's Class A Common Stock, subject to continued employment through June 30, 2014. Such MSU will be settled based upon the average closing stock price per share of the Company's Class A Common Stock on the New York Stock Exchange during the 20 trading days ending June 30, 2014 ("Average Price"). No settlement will occur if the Average Price is below a minimum threshold, and up to 160,000 shares will be issued depending on the extent to which the Average Price equals or exceeds that minimum threshold. The MSU is accompanied by dividend equivalent rights that will be payable in cash upon settlement of the MSU.

The grant date fair value of the MSU of $10.6 million was estimated using a lattice model with a Monte Carlo simulation and the following assumptions: contractual life of 41 months, a weighted average expected volatility of 29%, a weighted average risk-free interest rate of 1.6% and a weighted average dividend yield of 1.0%. The Company used an expected stock-price volatility assumption that is a combination of both current and historical implied volatilities from options on the underlying stock. The implied volatilities were obtained from publicly available data sources. The expected life is equal to the contractual term of the grant. The average risk-free interest rate is based on the U.S. Treasury strip rates over the contractual term of the grant and the average dividend yield is based on historical experience.

Share Units

The Company grants share units to certain non-employee directors under the Non-Employee Director Share Incentive Plan. The share units are convertible into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared.

The following is a summary of the status of the Company's share units as of June 30, 2011 and activity during the fiscal year then ended:

(Shares in thousands)	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at June 30, 2010	26.4	$39.27
Granted	2.5	71.02
Dividend equivalents	0.3	78.42
Converted	—	—
Outstanding at June 30, 2011	29.2	42.45

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $4.9 million as compensation expense, $2.3 million as compensation expense and $0.3 million as compensation income to reflect additional deferrals and the change in the market value for fiscal 2011, 2010 and 2009, respectively.

NOTE 17—NET EARNINGS ATTRIBUTABLE TO THE ESTĒE LAUDER COMPANIES INC. PER COMMON SHARE

Net earnings attributable to The Estée Lauder Companies Inc. per common share ("basic EPS") is computed by dividing net earnings attributable to The Estée Lauder Companies Inc. by the weighted-average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings attributable to The Estée Lauder Companies Inc. per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions, except per share data)			
Numerator:			
Net earnings attributable to The Estée Lauder Companies Inc.	$700.8	$478.3	$218.4
Denominator:			
Weighted average common shares outstanding—Basic	197.0	197.7	196.3
Effect of dilutive stock options	3.2	2.2	0.8
Effect of RSUs, PSUs and MSU	1.0	0.8	0.6
Weighted average common shares outstanding—Diluted	201.2	200.7	197.7
Net earnings attributable to The Estée Lauder Companies Inc. per common share:			
Basic	$3.56	$2.42	$1.11
Diluted	3.48	2.38	1.10

As of June 30, 2011 and 2010, outstanding stock options that were not included in the computation of diluted EPS because their inclusion would be anti-dilutive were de minimis. As of June 30, 2009, outstanding stock options that were not included in the computation of diluted EPS because their inclusion would be anti-dilutive were 18.7 million. As of June 30, 2011, 2010 and 2009, 0.3 million, 0.3 million and 0.2 million, respectively, of PSUs have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in Note 16—Stock Programs.

NOTE 18—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated OCI ("AOCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
Net unrealized investment gains, beginning of year	$ 0.2	$ (0.2)	$ 0.3
Unrealized investment gains (losses)	0.4	0.6	(0.8)
Benefit (provision) for deferred income taxes	(0.1)	(0.2)	0.3
Net unrealized investment gains, end of year	0.5	0.2	(0.2)
Net derivative instruments, beginning of year	14.3	1.5	7.9
Gain (loss) on derivative instruments	(38.0)	(0.2)	16.5
Benefit (provision) for deferred income taxes on derivative instruments	13.4	(0.1)	(5.8)
Reclassification to earnings during the year:			
Foreign currency forward and option contracts	15.1	20.3	(26.1)
Settled interest rate-related derivatives	(0.3)	(0.2)	(0.3)
Benefit (provision) for deferred income taxes on reclassification	(5.2)	(7.0)	9.3
Net derivative instruments, end of year	(0.7)	14.3	1.5
Net pension and post-retirement adjustments, beginning of year	(217.6)	(190.7)	(108.8)
Changes in plan assets and benefit obligations:			
Net actuarial gains (losses) recognized	30.7	(65.6)	(138.5)
Net prior service credit (cost) recognized	(10.6)	2.6	(0.7)
Translation adjustments	(16.4)	6.5	8.7
Amortization of amounts included in net periodic benefit cost:			
Net actuarial (gains) losses	26.3	9.3	4.1
Net prior service cost (credit)	3.1	3.1	3.0
Net transition asset (obligation)	—	—	—
Benefit (provision) for deferred income taxes	(14.5)	17.2	41.5
Net pension and post-retirement adjustments, end of year	(199.0)	(217.6)	(190.7)
Cumulative translation adjustments, beginning of year	6.4	72.3	211.4
Translation adjustments	213.2	(65.5)	(138.4)
Benefit (provision) for deferred income taxes	(2.7)	(0.4)	(0.7)
Cumulative translation adjustments, end of year	216.9	6.4	72.3
Accumulated other comprehensive income (loss)	$ 17.7	$(196.7)	$(117.1)

Of the $0.7 million, net of tax, derivative instrument loss recorded in AOCI at June 30, 2011, $8.5 million in losses, net of tax, related to foreign currency forward contracts which the Company will reclassify to earnings through March 2013. Also included in the net derivative instrument loss recorded in OCI was $0.6 million, net of tax, related to a loss from the settlement of a series of forward-starting interest rate swap agreements upon the issuance of the Company's 6.00% Senior Notes due May 2037, which will be reclassified to earnings as an addition to interest expense over the life of the debt. These losses were partially offset by $8.4 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the Company's 5.75% Senior Notes due October 2033, which is being reclassified to earnings as an offset to interest expense over the life of the debt.

Refer to Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans for the discussion regarding the net pension and post-retirement adjustments.

NOTE 19—STATEMENT OF CASH FLOWS

Supplemental cash flow information is as follows:

YEAR ENDED JUNE 30 (In millions)	2011	2010	2009
Cash:			
Cash paid during the year for interest	$ 72.6	$106.0	$ 77.2
Cash paid during the year for income taxes	$241.7	$265.2	$230.2
Non-cash investing and financing activities:			
Incremental tax benefit from the exercise of stock options	$ (20.0)	$ (21.3)	$ (7.8)
Change in liability associated with acquisition of business	$ —	$ 7.0	$ 5.9
Capital lease obligations incurred	$ 1.0	$ 22.5	$ 15.5
Accrued dividend equivalents	$ 0.3	$ 0.2	$ 0.1
Interest rate swap derivative mark to market	$ 8.7	$ 14.2	$ 13.6

NOTE 20—SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

Product category performance is measured based upon net sales before returns associated with restructuring activities, and earnings before income taxes, net interest expense, interest expense on debt extinguishment and total charges associated with restructuring activities. Returns and charges associated with restructuring activities are not allocated to the product categories because they result from activities that are deemed a company-wide program to redesign the Company's organizational structure. The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED JUNE 30	2011	2010	2009
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	**$3,718.6**	$3,227.1	$2,886.0
Makeup	**3,370.8**	2,978.2	2,830.9
Fragrance	**1,236.0**	1,136.9	1,150.9
Hair Care	**432.3**	413.9	402.4
Other	**56.9**	55.4	61.7
	8,814.6	7,811.5	7,331.9
Returns associated with restructuring activities	**(4.6)**	(15.7)	(8.1)
	$8.810.0	$7,795.8	$7,323.8
Depreciation and Amortization:			
Skin Care	**$ 116.3**	$ 104.4	$93.8
Makeup	**127.4**	110.3	100.0
Fragrance	**40.0**	37.2	38.6
Hair Care	**9.7**	10.8	19.1
Other	**1.0**	1.0	2.5
	$ 294.4	$ 263.7	$ 254.0
Goodwill, Other Intangible Asset and Long-Lived Asset Impairments:			
Skin Care	**$3.8**	$ 11.0	$ 36.4
Makeup	**1.1**	1.0	4.1
Fragrance	**—**	0.5	12.8
Hair Care	**33.1**	35.9	9.4
Other	**—**	—	0.4
	$ 38.0	$ 48.4	$ 63.1
Operating Income (Loss) before total returns and charges associated with restructuring activities:			
Skin Care	**$ 595.1**	$ 434.3	$ 294.1
Makeup	**493.8**	416.8	279.8
Fragrance	**80.7**	26.3	(60.8)
Hair Care	**(9.1)**	(6.2)	1.1
Other	**(11.7)**	3.4	(4.1)
	1,148.8	874.6	510.1
Reconciliation:			
Total returns and charges associated with restructuring activities[1]	**(59.4)**	(84.7)	(91.7)
Interest expense, net	**(63.9)**	(74.3)	(75.7)
Interest expense on debt extinguishment	**—**	(27.3)	—
Earnings before income taxes	**$1,025.5**	$ 688.3	$ 342.7

(1) Includes $8.8 million of impairment charges in fiscal 2010 related to the reformulation of Ojon brand products.

YEAR ENDED OR AT JUNE 30	2011	2010	2009
(In millions)			
GEOGRAPHIC DATA			
Net Sales:			
The Americas	$3,796.3	$3,442.1	$3,421.2
Europe, the Middle East & Africa	3,257.6	2,859.3	2,611.3
Asia/Pacific	1,760.7	1,510.1	1,299.4
	8,814.6	7,811.5	7,331.9
Returns associated with restructuring activities	(4.6)	(15.7)	(8.1)
	$8,810.0	$7,795.8	$7,323.8
Operating Income (Loss):			
The Americas	$ 244.9	$ 161.5	$ 115.2
Europe, the Middle East & Africa	651.9	500.8	229.7
Asia/Pacific	252.0	212.3	165.2
	1,148.8	874.6	510.1
Total charges associated with restructuring activities	(59.4)	(84.7)	(91.7)
	$1,089.4	$ 789.9	$ 418.4
Total Assets:			
The Americas	$3,633.6	$3,237.3	$3,261.4
Europe, the Middle East & Africa	2,034.0	1,600.0	1,497.2
Asia/Pacific	606.3	498.3	418.0
	$6,273.9	$5,335.6	$5,176.6
Long-Lived Assets (property, plant and equipment, net):			
The Americas	$ 750.7	$ 702.6	$ 682.2
Europe, the Middle East & Africa	307.5	258.3	291.1
Asia/Pacific	84.9	62.7	53.4
	$1,143.1	$1,023.6	$1,026.7

Net sales are predominantly attributed to a country within a geographic segment based on the location of the customer. The net sales from the Company's travel retail business are included in the Europe, the Middle East & Africa region. The Company is domiciled in the United States. Net sales in the United States in fiscal 2011, 2010 and 2009 were $3,309.1 million, $2,992.7 million and $3,020.4 million, respectively. The Company's long-lived assets in the United States at June 30, 2011, 2010 and 2009 were $672.1 million, $630.1 million and $612.3 million, respectively.

NOTE 21 – UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for fiscal 2011 and 2010:

	Quarter Ended				
	September 30[1]	December 31[2]	March 31[3]	June 30[4]	Total Year
(In millions, except per share data)					
Fiscal 2011					
Net Sales	$2,091.7	$2,492.0	$2,165.7	$2,060.6	$8,810.0
Gross Profit	1,603.6	1,950.9	1,683.1	1,635.5	6,873.1
Operating Income	298.0	517.7	209.1	64.6	1,089.4
Net Earnings Attributable to The Estée Lauder Companies Inc.	191.1	343.9	124.7	41.1	700.8
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.97	1.75	.63	.21	3.56
Diluted	.95	1.71	.62	.20	3.48
Fiscal 2010					
Net Sales	$1,833.4	$2,262.3	$1,860.0	$1,840.1	$7,795.8
Gross Profit	1,388.3	1,736.9	1,415.4	1,425.8	5,966.4
Operating Income	220.4	399.6	126.3	43.6	789.9
Net Earnings Attributable to The Estée Lauder Companies Inc.	140.7	256.2	57.5	23.9	478.3
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.72	1.30	.29	.12	2.42
Diluted	.71	1.28	.28	.12	2.38

(1) Fiscal 2011 first quarter results include charges associated with restructuring activities of $4.6 million ($3.3 million after tax, or $.02 per diluted common share). Fiscal 2010 first quarter results include charges associated with restructuring activities of $42.3 million ($27.3 million after tax, or $.14 per diluted common share).

(2) Fiscal 2011 second quarter results include charges associated with restructuring activities of $19.3 million ($11.9 million after tax, or $.06 per diluted common share). Fiscal 2010 second quarter results include charges associated with restructuring activities of $0.3 million and goodwill and other intangible asset impairment charges of $45.6 million ($29.7 million after tax, or $.14 per diluted common share).

(3) Fiscal 2011 third quarter results include charges associated with restructuring activities of $23.5 million ($17.9 million after tax, or $.09 per diluted common share) and goodwill and other intangible asset impairment charges of $36.3 million ($23.3 million after tax, or $.12 per diluted common share). Fiscal 2010 third quarter results include charges associated with restructuring activities of $16.5 million ($11.4 million after tax, or $.06 per diluted common share).

(4) Fiscal 2011 fourth quarter results include charges associated with restructuring activities of $12.0 million ($8.6 million after tax, or $.04 per diluted common share) and other intangible asset impairment charges of $1.7 million ($1.1 million after tax, or $.01 per diluted common share). Fiscal 2010 fourth quarter results include charges associated with restructuring activities of $25.6 million ($16.8 million after tax, or $.08 per diluted common share), other intangible asset and long-lived asset impairment charges of $2.8 million ($1.8 million after tax, or $.01 per diluted common share), and interest expense on debt extinguishment of $27.3 million ($17.5 million after tax, or $.09 per diluted common share).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2011, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears under the heading "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."



Fabrizio Freda
President and Chief Executive Officer



Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited The Estée Lauder Companies Inc. and subsidiaries' ("the Company") internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Estée Lauder Companies Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2011, and our report dated August 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
August 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries ("the Company") as of June 30, 2011 and 2010, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Estée Lauder Companies Inc. and subsidiaries' internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 22, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

The Company changed its methods of accounting for business combinations and non-controlling interests in fiscal 2010.

KPMG LLP

New York, New York
August 22, 2011

Company Headquarters
The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information
Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day, by dialing our toll-free information line, 800-308-2334. News releases issued in the last 12 months are available online at *www.elcompanies.com.*

Investor Inquiries
We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Annual Report on Form 10-K
If you would like a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our Form 10-K is also available on our website at *www.elcompanies.com* as well as at the Securities and Exchange Commission website at *www.sec.gov.* The most recent certifications by our President and Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Common Stock Information
The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Fiscal 2011	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$ 65.13	$ 54.61	$ 63.23
December 31	81.44	62.46	80.70
March 31	96.66	79.67	96.36
June 30	106.57	92.81	105.19

Dividends
Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.75 per share and was paid in December 2010.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Friday, November 11, 2011, at 10:00 a.m. at:
Jumeirah Essex House
160 Central Park South
New York, New York 10019

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services
BNY Mellon Shareowner Services is the Company's transfer agent and registrar. Please contact BNY Mellon directly with all inquiries and requests to:

- Change the name, address, or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-860-6295
www.bnymellon.com/shareowner/equityaccess

Performance Graphs

The following graphs compare the cumulative five- and sixteen-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of a publicly traded peer group. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2006 for the five-year graph, and November 16, 1995 (the Company's initial public offering date) for the sixteen-year graph. The publicly traded companies included in the peer group are: Avon Products, Inc., Beiersdorf AG, L'Oreal S.A., LVMH Moët Hennessy Louis Vuitton S.A., The Procter & Gamble Company and Shiseido Company, Ltd.

Cumulative five-year total stockholder return


$300
250
200
150
100
50
0
June 2006
June 2007
June 2008
June 2009
June 2010
June 2011
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Cumulative sixteen-year total stockholder return


$950
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Nov 1995
June 1996
June 1997
June 1998
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010
June 2011
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Trademarks

The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text in this report include:

Advanced Night Repair Synchronized Recovery Complex, All That Lash, American Beauty, Aramis, Aveda, Bb. Texture, Beautiful, BeautyBank, Be Curly, Bobbi Brown, Bottom Lash Mascara, Brilliant, Bumble and bumble, Calyx, Chubby Stick, Clinique, Concentré De La Mer, Confixor, Crème de La Mer, Damage Remedy, Damage Reverse, Darphin, Double Wear, Estée Lauder, Estée Lauder *pleasures*, Estée Lauder *pleasures bloom*, Even Better, Even Better Clinical, Exten-10, Eyeliplex-2, Flirt!, Flirt! It Curl, Glamglass, GoodSkin Labs, Grassroots Research Labs, Idealist, Jo Malone, La Mer, Lab Series Skincare for Men, M·A·C, Max LS, Melaperfect, Ojon, Origins, O-Thority, Photo Finish, Plantscription, Powered by Nature. Proven by Science, Prescriptives, Pretty Powerful, Pure Color, Serum de La Mer, Repairwear Laser Focus, Smashbox, Smashbox Studios, Smooth Infusion, Style-Prep Smoother, The Radiant Serum, Tri-Aktiline, Vitamin C Power Brightening Cream and Youth-full.

Coach and Coach Poppy Flower, are licensed trademarks from Coach Services Inc.; Donna Karan, Donna Karan New York, DKNY, DKNY Be Delicious and pureDKNY are all licensed trademarks from Donna Karan Studio; Ermenegildo Zegna, Zegna and Zegna Forte are licensed trademarks from Consitex S.A.; Kiton and Kiton Black are licensed trademarks from Ciro Paone S.p.A.; Michael Kors is a licensed trademark from Michael Kors LLC; Missoni and Missoni acqua are licensed trademarks from Missoni S.p.A.; Sean John, Unforgivable, Unforgivable Woman and I Am King are licensed trademarks from Christian Casey LLC; Tom Ford and Tom Ford Neroli Portofino are licensed trademarks from 001 Corporation; Tommy Hilfiger, Tommy Hilfiger Eau de Prep and tommy girl are licensed trademarks from Tommy Hilfiger Licensing LLC; Wonder Woman is a registered trademark of DC Comics.

THE ESTĒE LAUDER COMPANIES INC. 2011 ANNUAL REPORT ENVIRONMENTAL FIGURES

The Estée Lauder Companies Inc. 2011 Annual Report is printed on paper which is made with certified renewable electricity and is FSC™ Certified, ensuring all papers meet the mark of responsible forestry. Paper used in the financial section is made with 100% post consumer recycled fiber (PCRF), Green Seal™ Certified and Carbon Neutral Plus, all of which ensure a reduction in carbon emissions and a commitment to conserve the environment.

The coated section of the annual report is Elemental Chlorine Free, (ECF), a technique that uses chlorine dioxide for the bleaching of wood pulp. It does not use elemental chlorine gas during the bleaching process and prevents the formation of dioxin. The paper made with 100% post consumer recycled fiber (PCRF) is Processed Chlorine Free (PCF), recycled paper in which the recycled content is unbleached or bleached without chlorine or chlorine derivatives.

Combined savings from using 10,040 lbs of paper made with 100% post consumer recycled fiber (PCRF) and 16,596 lbs of paper made with 20% post consumer recycled fiber (PCRF):

54,191 lbs wood	A total of 173 trees that supply enough oxygen for 87 people annually.
36 trees saved	Post consumer recovered fiber (PCRF) displaces wood fiber with savings translated as trees. (Trees - the number of typical trees assumes a mix of hardwoods and softwoods 6-8" in diameterand 40' tall.)
79,135 gal water	Enough water to take 4,601 eight-minute showers.
16,385 gal	Waste Water Reduction - PCRF content eliminates wastewater needed to process equivalent virgin fiber. (Swimming pools - 1 Olympic-sized swimming pool holds 660,430 gallons.)
1,039 lbs	Solid Waste Reduction - PCRF content eliminates solid waste generated by producing an equivalent amount of virgin fiber through the pulp and paper manufacturing process. (Garbage trucks - 1 fully-loaded garbage truck weighs an average of 28,000 lbs.)
4,860 lbs	Solid waste trash thrown away by 1,045 people in a single day.
14.6 million BTUs energy saved	PCRF content displaces energy used to process equivalent virgin fiber. (Homes per year - The average US household uses 91 million BTUs of energy in a year.)
55 min BTUs energy	Enough energy to power an average American household for 220 days.
16,430 lbs emissions	Carbon sequestered by 190 tree seedlings grown for 10 years.

Combined savings from paper made with 100% renewable energy saves:

12,291 lbs of CO2, SO2 and NOx	Combined amount of CO2, SO2, and NOx not emitted.
15,067.49 lbs of CO2 (1.4 cars/year)	Greenhouse Gas Reduction - PCRF content reduces greenhouse gas emissions (measured in CO2 equivalents) that would be generated by equivalent virgin fiber production. Purchasing green power significantly reduces greenhouse gas emissions as well. (Cars per year - the average car emits 11,013 pounds of CO2 in a year.)

Savings of these greenhouse gas emissions are equivalent to:

6,281.58 kilo-watt hours saved	Number of kilo-watt hours of electricity offset by purchase of renewable energy.
1,598 hours	Total continuous electricity used by a single-family home.
7,458 lbs	Amount of waste recycled instead of landfilled.


FSC
MIX
Paper
FSC® C020268

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification printed this report with the use of 100% certified renewable wind power sources which benefit the environment by preventing emissions of greenhouse gases.

Savings derived from printing using wind-generated electrity:
4,780 lbs. of CO2 not emitted.

This amount of wind generated electricity is equivalent to:
4,147 miles not driven in an automobile or 302 trees being planted.


Sandy Alexander
100% wind energy

MISSION

BRINGING
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WE DO

The Estée Lauder Companies Inc.
767 Fifth Avenue New York, New York 10153